Exhibit 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

HPI HOLDCO LLC (the “Company”),

HPI HOLDINGS LLC (“Seller”),

and

LOTUS HPI BUYER, INC. (“Buyer”)

Dated as of December 15, 2023

ARTICLE I PURCHASE AND SALE OF INTERESTS		1

1.01	Purchase and Sale of Interests	1
1.02	Calculation of Closing and Final Consideration	1
1.03	The Closing	5
1.04	Closing Date Payments by Buyer	5
1.05	Escrow Amount	5
1.06	Withholding	5

ARTICLE II CONDITIONS TO CLOSING		6

2.01	Conditions to All Parties’ Obligations	6
2.02	Conditions to Buyer’s Obligations	6
2.03	Conditions to Seller’s and the Company’s Obligations	8
2.04	Waiver of Conditions	8

ARTICLE III REPRESENTATIONS AND WARRANTIES OF SELLER		8

3.01	Organization and Power	8
3.02	Authorization; Valid and Binding Agreement	9
3.03	No Breach	9
3.04	Ownership	9
3.05	Brokers	9
3.06	Litigation	9
3.07	No Other Representations and Warranties	10

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		10

4.01	Organization and Power	10
4.02	Capitalization	11
4.03	Authorization; Valid and Binding Agreement	11
4.04	No Breach	11
4.05	Financial Statements	12
4.06	Absence of Certain Developments	12
4.07	Title to Properties	14
4.08	Tax Matters	14
4.09	Contracts and Commitments	16
4.10	Intellectual Property and Data Security	18
4.11	Litigation	21
4.12	Employee Benefit Plans	22
4.13	Insurance	24
4.14	Compliance with Laws	24
4.15	Environmental Compliance and Conditions	24
4.16	Affiliated Transactions	25
4.17	Employment and Labor Matters	25
4.18	Customers and Suppliers	26
4.19	Brokerage	27
4.20	Regulatory Compliance	27
4.21	Undisclosed Liabilities	29
4.22	Anti-Corruption and Global Trade Laws	29
4.23	No Other Representations and Warranties	30

ARTICLE V REPRESENTATIONS AND WARRANTIES OF BUYER		30

5.01	Organization and Power	30
5.02	Authorization; Valid and Binding Agreement	31
5.03	No Breach	31
5.04	Litigation	31
5.05	Brokerage	31
5.06	Investment Representation	31
5.07	Financial Ability	32
5.08	Solvency	32
5.09	No Other Information.	32

ARTICLE VI CERTAIN PRE-CLOSING COVENANTS OF SELLER AND THE COMPANY		33

6.01	Conduct of the Business	33
6.02	Conditions	33
6.03	Consents and Notices	34
6.04	Access to Information	34
6.05	Financing Cooperation.	34
6.06	Exclusivity	36
6.07	Section 280G Approval	36
6.08	Receivership Matters	36

ARTICLE VII ADDITIONAL COVENANTS OF BUYER		37

7.01	Access to Books and Records	37
7.02	Director and Officer Liability and Indemnification	37
7.03	Conditions	39
7.04	Contact with Clients and Other Business Relations	39
7.05	Employee Matters	40
7.06	DESPA Litigation and Holdback	41
7.07	MFCU Matter and Holdback	41
7.08	ALN Earn-Out Information Rights	42

ARTICLE VIII TERMINATION		42

8.01	Termination	42
8.02	Effect of Termination	43

ARTICLE IX SURVIVAL; EXCLUSIVE REMEDY; AND ADDITIONAL COVENANTS AND AGREEMENTS		43

9.01	Non-Survival of Representations, Warranties and Covenants	43
9.02	Release	44
9.03	Tax Matters	45
9.04	Further Assurances	49

ARTICLE X DEFINITIONS		49

10.01	Definitions	49
10.02	Other Definitional Provisions	64

ARTICLE XI MISCELLANEOUS		65

11.01	Press Releases and Communications	65
11.02	Expenses	66
11.03	Notices	66
11.04	Assignment	67
11.05	Severability	67
11.06	No Strict Construction; Disclosure Schedules; Headings	67
11.07	Amendment and Waiver	68
11.08	Complete Agreement	68
11.09	Counterparts	68
11.10	Governing Law; Consent to Jurisdiction	68
11.11	WAIVER OF JURY TRIAL	69
11.12	No Third Party Beneficiaries	69
11.13	No Additional Representations; Disclaimer; Non-Recourse	69
11.14	Specific Performance; Other Remedies	70
11.15	Consents	71
11.16	Electronic Delivery	71
11.17	Deliveries	71
11.18	Company Representation	71
11.19	Debt Financing Matters	72

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made as of December 15, 2023, by and among HPI Holdco LLC, a Delaware limited liability company (the “Company”), HPI Holdings LLC, a Delaware limited liability company (“Seller”), Lotus HPI Buyer, Inc., a Delaware corporation (“Buyer”), (the foregoing parties, collectively, the “Parties” and each a “Party”). Capitalized terms used and not otherwise defined herein have the meanings set forth in Article X below.

WHEREAS, Seller owns all of the issued and outstanding membership interests of the Company (collectively, the “Interests”);

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Buyer desires to purchase from Seller, and Seller desires to sell to Buyer, all of the Interests; and

WHEREAS, the respective board of managers or directors or other governing bodies, as applicable, of Seller, the Company and Buyer have approved this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties, conditions and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

PURCHASE AND SALE OF INTERESTS

1.01           Purchase and Sale of Interests. Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer and convey to Buyer, and Buyer shall purchase and acquire from Seller, all of the Interests owned by Seller, free and clear of any Liens, in exchange for the Estimated Purchase Price.

1.02           Calculation of Closing and Final Consideration.

(a)                For purposes of this Agreement, the “Estimated Purchase Price” means an amount equal to the Enterprise Value, plus the total amount of Estimated Cash, minus the outstanding amount of Estimated Indebtedness, minus the unpaid Estimated Seller Transaction Expenses, plus the amount, if any, of the Estimated Net Working Capital Excess minus the amount, if any, of the Estimated Net Working Capital Deficit, minus the amount of the Escrow Amount, minus the DESPA Litigation Holdback Amount, minus the MFCU Matter Holdback Amount, and minus the amount of the Synergy Escrow Amount.

(b)                At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Buyer a statement, executed by the chief financial officer of the Company or other similar officer (the “Estimated Closing Statement”), which (i) sets forth the Company’s good faith estimate of (A) the aggregate amount of Cash as of the Measurement Time (the “Estimated Cash”); (B) the aggregate amount of Indebtedness as of immediately prior to the Closing (the “Estimated Indebtedness”); (C) the aggregate amount of Seller Transaction Expenses as of the Closing (the “Estimated Seller Transaction Expenses”); (D) the Net Working Capital as of the Measurement Time (the “Estimated Net Working Capital”), including the amount of any Estimated Net Working Capital Excess or Estimated Net Working Capital Deficit; and (ii) includes reasonably detailed calculations, data, and schedules supporting the computation of the amounts contained therein and is prepared and calculated in accordance with Section 1.02(g). During the period from the Seller’s delivery of the Estimated Closing Statement until the Closing, Seller shall, and shall cause the Company to, use commercially reasonable efforts to (i) assist Buyer and its representatives in the review of the Estimated Closing Statement and provide Buyer and its representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities, representatives and employees of the Company Group for purposes of their review of the Estimated Closing Statement, and (ii) cooperate with Buyer and its representatives in connection with such review, including providing on a reasonably timely basis all other information necessary in connection with the review of the Estimated Closing Statement as is reasonably requested by Buyer or its representatives. Buyer shall have the right to suggest changes to the Estimated Closing Statement and Seller shall in good faith consider any such changes.

(c)                No later than sixty (60) days after the Closing Date, Buyer shall deliver to Seller a statement, executed by the chief financial officer of Buyer or other similar officer (together, the “Closing Statement”), which (i) sets forth Buyer’s good faith estimate of (A) the aggregate amount of Cash as of the Measurement Time (the “Final Cash”); (B) the aggregate amount of Indebtedness as of immediately prior to the Closing (the “Final Indebtedness”); (C) the aggregate amount of Seller Transaction Expenses as of the Closing (the “Final Seller Transaction Expenses”); and (D) the Net Working Capital as of the Measurement Time (the “Final Net Working Capital”), including the amount of any Final Net Working Capital Excess or Final Net Working Capital Deficit; and (ii) includes reasonably detailed calculations, data, and schedules supporting the computation of the amounts contained therein and is prepared and calculated in accordance with Section 1.02(g). Notwithstanding the foregoing or anything to the contrary hereunder, all Taxes shall be calculated as of the close of the Closing Date in accordance with the provisions set forth in this Agreement and applicable Tax Law.

(d)                During the period from delivery of the Closing Statement pursuant to Section 1.02(c) until final determination of the Final Cash, Final Indebtedness, Final Seller Transaction Expenses, and Final Net Working Capital (including any Final Net Working Capital Excess or Final Net Working Capital Deficit), Buyer shall, and shall cause the Company Group to, (i) assist Seller and its representatives in the review of the Closing Statement and provide Seller and its representatives with reasonable access during normal business hours to the books, records (including work papers, schedules, memoranda and other documents), supporting data, facilities, representatives and employees of the Company Group involved in the preparation of the Closing Statement for purposes of their review of the Closing Statement, and (ii) cooperate with Seller and its representatives in connection with such review, including providing on a timely basis all other information reasonably necessary in connection with the review of the Closing Statement as is reasonably requested by Seller or its representatives. If Seller has any objections to the Closing Statement, Seller shall deliver to Buyer a statement setting forth its objections thereto (an “Objections Statement”), which statement will identify in reasonable detail those items and amounts to which Seller objects (the “Disputed Items”). If, following Buyer’s delivery of a Closing Statement pursuant to Section 1.02(c), an Objections Statement is not delivered to Buyer within thirty (30) days after delivery of the Closing Statement or the Seller accepts the Closing Statement in writing, the Closing Statement, including the calculations of Final Cash, Final Indebtedness, Final Seller Transaction Expenses, and Final Net Working Capital (including any Final Net Working Capital Excess or Final Net Working Capital Deficit) determined pursuant to Section 1.02(c), will be final, binding and non-appealable by the Parties; provided that, in the event Buyer or any member of the Company Group does not provide any papers or documents reasonably requested by Seller or any of its representatives within five (5) days of request therefor (or such shorter period as may remain in such thirty (30) day period), such thirty (30) day period will be extended by one (1) day for each additional day required for Buyer or any member of the Company Group to fully respond to such request; provided further that such thirty (30) day period will be extended a minimum of five (5) days following the date on which Buyer or one of the members of the Company Group have fully responded to such request. Seller and Buyer shall negotiate in good faith to resolve the Disputed Items, and all such discussions related thereto will (unless otherwise agreed by Buyer and Seller) be governed by Rule 408 of the Federal Rules of Evidence and any applicable similar state statute. If they resolve their differences over the Disputed Items, Final Cash, Final Indebtedness, Final Seller Transaction Expenses, and Final Net Working Capital (including any Final Net Working Capital Excess or Final Net Working Capital Deficit) shall be the amounts agreed upon by them. If they do not reach a final resolution within thirty (30) days after the delivery of the Objections Statement to Buyer, Seller and Buyer shall submit any unresolved Disputed Items to Grant Thornton LLP, or if such firm is unwilling or unable to serve, such other independent national accounting, consulting, or valuation firm mutually agreeable to Buyer and Seller (the “Accounting Expert”). In the event the parties submit any unresolved Disputed Items to the Accounting Expert, each party may submit its final position in writing with respect to each of the Disputed Items (which in the case of each party may be a position that, with respect to the unresolved Disputed Items (but not, for the avoidance of doubt, with respect to any other items), is different than (but not more favorable to the submitting party than) the Closing Statement or the Objections Statement, as applicable) together with such supporting documentation as it deems appropriate, to the Accounting Expert within thirty (30) days after the date on which such unresolved Disputed Items were submitted to the Accounting Expert for resolution, it being agreed that the parties will make their respective submission contemporaneously, and with a copy to the other party. Seller and Buyer shall use their respective commercially reasonable efforts to cause the Accounting Expert to resolve such Disputed Items as soon as practicable, but in any event within thirty (30) days after the date on which the Accounting Expert receives the submissions prepared by Seller and Buyer. Seller and Buyer shall not engage in any ex parte communications with the Accounting Expert in respect of the transactions contemplated by this Agreement. Buyer and Seller shall instruct the Accounting Expert to review only those unresolved Disputed Items. The Accounting Expert will resolve such disputes; provided, however, that Accounting Expert shall act solely as an expert, and not as an arbitrator, and shall not determine an amount of any item of any party’s submission greater than the highest amount or less than the lowest amount of such item claimed by the parties. Each of Buyer and Seller agree that it shall not have any right to, and shall not, institute any Action of any kind challenging such determination or with respect to the matters that are the subject of this Section 1.02, except that the foregoing shall not preclude an Action to enforce such determination. In the event any dispute is submitted to the Accounting Expert for resolution as provided in Section 1.02, the fees, charges and expenses of the Accounting Expert shall be allocated and be paid by Buyer, on the one hand, and/or Seller, on the other hand, based upon the percentage which the portion of the disputes not awarded to each party bears to the amount actually contested by such party. For example, if Seller claims that the appropriate adjustments are $1,000 greater than the amount determined by Buyer and if the Accounting Expert ultimately resolves the dispute by awarding to Seller $300 of the $1,000 contested, then the fees, costs and expenses of the Accounting Expert will be allocated 30% (i.e., 300 ÷ 1,000) to Buyer and 70% (i.e., 700 ÷ 1,000) to Seller. The Accounting Expert’s final calculations of (i) Final Cash shall be deemed the Final Cash, (ii) Final Indebtedness shall be deemed the Final Indebtedness, (iii) Final Seller Transaction Expenses shall be deemed the Final Seller Transaction Expenses, and (iv) Final Net Working Capital shall be deemed the Final Net Working Capital (including any Final Net Working Capital Excess or Final Net Working Capital Deficit).

(e)                Within five (5) Business Days following the final determination of the Final Cash, Final Indebtedness, Final Seller Transaction Expenses, and Final Net Working Capital (including any Final Net Working Capital Excess or Final Net Working Capital Deficit):

(i)                 if the Net Adjustment Amount is positive, then (A) Buyer shall pay an amount equal to the lesser of (x) such excess and (y) an amount equal to the Escrow Amount to Seller, by wire transfer of immediately available funds, to an account or accounts designated by Seller, and (B) Buyer and Seller shall jointly instruct the Escrow Agent to pay to Seller, by wire transfer of immediately available funds, the Escrow Funds plus any interest accrued thereon to an account or accounts designated by Seller;

(ii)               if the Net Adjustment Amount is negative, then Buyer and Seller shall jointly instruct the Escrow Agent to pay (A) to Buyer, by wire transfer of immediately available funds, an amount equal to such shortfall from (and up to the amount of) the Escrow Funds to an account or accounts designated by Buyer, and (B) to Seller, by wire transfer of immediately available funds, the remainder, if any, of the Escrow Funds plus any interest accrued thereon, to an account or accounts designated by Seller; and

(iii)             if the Net Adjustment Amount is zero, then Buyer and Seller shall jointly instruct the Escrow Agent to pay to Seller, by wire transfer of immediately available funds, the Escrow Funds plus any interest accrued thereon to an account or accounts designated by Seller. For the avoidance of doubt, (i) Seller shall have no liability under this Section 1.02(e) in excess of the Escrow Funds and the Escrow Account shall be Buyer’s sole source of recovery for any adjustments to the Estimated Purchase Price, even if the Net Adjustment Amount is a negative amount in excess of the Escrow Funds, and (ii) Buyer shall have no liability under this Section 1.02(e) in excess of an amount equal to the Escrow Amount, even if the Net Adjustment Amount is a positive amount in excess of an amount equal to the Escrow Amount.

(f)                 All payments required pursuant to Section 1.02(d) and Section 1.02(e) will be deemed to be adjustments for Tax purposes to the Estimated Purchase Price to the extent permitted by applicable Law.

(g)                The Estimated Closing Statement and the Closing Statement shall be prepared in a manner consistent with the definitions of the terms Cash, Indebtedness, Seller Transaction Expenses, and Net Working Capital, and, in respect of Net Working Capital, calculated in a manner consistent with the Agreed Accounting Principles. The Estimated Closing Statement and the Closing Statement will entirely disregard any and all effects on the assets or Liabilities of the Company as a result of the transactions contemplated hereby or of any financing or refinancing arrangements entered into at any time by Buyer or any other transaction entered into by Buyer in connection with the consummation of the transactions contemplated hereby (except (i) with respect to any Taxes, which shall be calculated in accordance with the provisions set forth in this Agreement and applicable Tax law and (ii) the calculation of Seller Transaction Expenses shall be calculated assuming consummation of the transactions contemplated by this Agreement such that any amount included in the definition of “Seller Transaction Expenses” as a consequence of the Closing shall be included). The parties agree that the purpose of preparing and calculating the Net Working Capital hereunder is to measure changes in Net Working Capital without the introduction of new or different accounting methods, policies, practices, procedures, classifications, judgments or estimation methodologies except as specifically set forth in the Agreed Accounting Principles. In the event of a conflict between the Agreed Accounting Principles and GAAP with respect to the preparation, determination or calculation of Net Working Capital, the Agreed Accounting Principles shall prevail.

(h)                The process set forth in this Section 1.02 shall be the exclusive remedy of the parties for any disputes related to items to the extent reflected on the Closing Statement; provided, however, in no event shall any party be entitled to any duplicative recovery as a result of the rights and remedies afforded herein.

1.03           The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place, to the extent practicable, remotely via electronic exchange of documents and signatures (by “portable document format,” email, or other form of electronic communication), on the third (3rd) Business Day following satisfaction or waiver of the conditions to the Closing set forth in Article II (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) or such other date and place as Buyer and Seller may mutually agree; provided, that in no event shall Buyer be required to consummate the Closing prior to the date that is 30 days after the date of this Agreement without the prior, written consent of Buyer. The date of the Closing is herein referred to as the “Closing Date.”

1.04           Closing Date Payments by Buyer. Subject to the satisfaction of the conditions set forth in Sections 2.01, 2.02 and 2.03 (other than those to be satisfied at the Closing), at the Closing, Buyer shall:

(a)                pay, or cause to be paid, to Seller, an amount equal to the Estimated Purchase Price;

(b)                pay, or cause to be paid, on behalf of the Company Group, the outstanding balance of any Estimated Indebtedness listed on Schedule 2.02(c)(iii), by wire transfer of immediately available funds, to the Persons or bank accounts specified in the payoff letters delivered in accordance with Section 2.02(c)(iii);

(c)                pay, or cause to be paid, on behalf of the Company Group, the outstanding amount of Estimated Seller Transaction Expenses (excluding any Taxes), to the applicable recipients, by wire transfer of immediately available funds, to the Persons or bank accounts specified in written invoices delivered to Buyer at least two (2) Business Days prior to the Closing Date;

(d)                pay, or cause to be paid, to the Escrow Account, an amount equal to the Escrow Amount, for deposit in a non-interest bearing account in accordance with this Agreement and the Escrow Agreement; and

(e)                pay, or cause to be paid, on behalf of Seller, the Synergy Escrow Amount to the Synergy Escrow Account.

1.05           Escrow Amount. The Escrow Amount will not be used for any purpose except as expressly provided in this Agreement or in the Escrow Agreement.

1.06           Withholding. Buyer and any other applicable withholding agent will be entitled to deduct and withhold from any amounts payable pursuant to or as contemplated by this Agreement any withholding Taxes or other amounts required under the Code or any applicable Law to be deducted and withheld or paid. If Buyer determines that any such deduction or withholding is required, Buyer shall use commercially reasonable efforts to notify the Person to whom such deduction or withholding is required in writing of such proposed deduction and withholding (along with the grounds therefor) prior to deducting and withholding from any portion of the consideration payable hereunder and, shall use commercially reasonable efforts to give such Person a reasonable opportunity to mitigate or eliminate such deduction or withholding. To the extent that any such amounts are so deducted or withheld, such amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding anything to the contrary, any compensatory amounts to current or former employees payable pursuant to or as contemplated by this Agreement shall be paid through appropriate payroll procedures, and subject to applicable withholding.

ARTICLE II

CONDITIONS TO CLOSING

2.01           Conditions to All Parties’ Obligations. The obligations of the Parties to consummate the Closing are subject to the satisfaction (or, if permitted by applicable Law, waiver by the party for whose benefit such condition exists) of the following conditions as of or prior to the Closing Date:

(a)                the applicable waiting periods (and any extensions thereof), if any, under the HSR Act will have expired or been terminated;

(b)                no temporary or permanent restraining order, preliminary or permanent injunction, Order, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Body will be in effect enjoining, restraining, preventing or prohibiting consummation of the Closing or the other transactions contemplated hereby or making the consummation of the Closing or the other transactions contemplated hereby illegal;

(c)                this Agreement will not have been terminated in accordance with Section 8.01;

(d)                the Receiver’s approval of the transactions contemplated by this Agreement shall have been received and not revoked; and

(e)                to the extent that a Receivership Required Consent is required to be obtained, such Receivership Required Consent shall have been received and not revoked.

2.02           Conditions to Buyer’s Obligations. The obligation of Buyer to consummate the Closing is subject to the satisfaction of the following conditions as of the Closing Date, any of which may be waived in writing by Buyer:

(a)                (i) each of the representations and warranties of Seller set forth in Article III and the Company set forth in Article IV (other than the Fundamental Representations of the Seller and Fundamental Representations of the Company Group), shall be true and correct in all respects as of the Closing as though then made, or in the case of representations and warranties that address matters only as of a particular date, such representations and warranties shall be true and correct in all respects as of such specified date, in each case, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”) or “Material Adverse Effect” set forth therein) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and (ii) the Fundamental Representations of the Company Group and the Fundamental Representations of the Seller shall be true and correct in all respects as of the Closing as though then made, except for de minimis inaccuracies; provided, however, that without limiting the condition in Section 2.01(e), if there is a Receivership Required Consent that is required to be obtained prior to the Closing, then such additional consent or approval shall not, in and of itself, be deemed to be a breach of the representations and warranties of Seller set forth in Article III or the Company set forth in Article IV;

(b)                the Company and Seller will have performed in all material respects all of the covenants and agreements required to be performed by them under this Agreement at or prior to the Closing;

(c)                the Company and Seller, as applicable, will have delivered to Buyer each of the following:

(i)                 a certificate of the Company executed by a duly authorized officer thereof, dated the Closing Date, stating that the preconditions specified in Section 2.02(a), Section 2.02(b) and Section 2.02(d) have been satisfied;

(ii)               a copy of the Escrow Agreement, duly executed by Seller and the Escrow Agent;

(iii)             no later than the date that is three (3) Business Days prior to the Closing, payoff letters, in form and substance reasonably satisfactory to the Company and Buyer, with respect to the Indebtedness identified on Schedule 2.02(c)(iii), executed by the lenders, agent or applicable holders thereunder, which payoff letters shall provide the payoff amounts of such Indebtedness and will provide for the release and discharge in full of all guarantees and Liens that secure such Indebtedness upon payment of such payoff amounts;

(iv)              an assignment of the Interests of Seller, duly executed by Seller, in form and substance reasonably satisfactory to Seller and Buyer;

(v)                an Internal Revenue Service Form W-9, duly completed and executed by Seller;

(vi)              a certificate, in form and substance reasonably acceptable to Buyer, of an authorized officer of the Company, dated as of the Closing Date, certifying to the accuracy of, and attaching, (A) a copy of the Company’s organizational documents, (B) a copy of the resolutions of the Company’s board of managers authorizing the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and (C) good standing certificate of the Company from its jurisdiction of formation and of foreign qualification as of a date not more than 10 Business Days prior to the Closing Date;

(vii)            written resignations or other evidence of removal, in form and substance reasonably acceptable to Buyer, of each of the directors, managers, and officers of the Company to the extent requested by Buyer, at least 5 Business Days prior to the Closing Date;

(viii)          evidence of termination of the Contracts set forth on Schedule 2.02(d)(viii) without further liability to any member of the Company Group without any further group in form and substance reasonably acceptable to Buyer;

(ix)              all of the consents, notices, approvals, and Permits set forth on Schedule 2.02(d)(ix); and

(x)                all other documents required to be delivered by Seller or the Company on or prior to the Closing Date pursuant to this Agreement.

(d)                No Material Adverse Effect. From the date of this Agreement, there shall not have been a Material Adverse Effect.

2.03           Conditions to Seller’s and the Company’s Obligations. The obligations of Seller and the Company to consummate the Closing are subject to the satisfaction of the following conditions as of the Closing Date, any of which may be waived in writing by Seller:

(a)                The representations and warranties of Buyer contained in Article V shall be true and correct in all respects as of the Closing, or in the case of representations and warranties that address matters only as of a particular date, such representations and warranties shall be true and correct as of such specified date, in case, except where the failure to be so true and correct (without giving effect to any limitation or qualification as to “materiality” (including the word “material”)) would not, individually or in the aggregate, reasonably be expected to have a Buyer Material Adverse Effect.

(b)                Buyer will have performed in all material respects all of the covenants and agreements required to be performed by it under this Agreement at or prior to the Closing; and

(c)                Buyer will have delivered to Seller each of the following:

(i)                 a certificate of Buyer executed by a duly authorized officer thereof, dated the Closing Date, stating that the preconditions specified in Section 2.03(a) and Section 2.03(b) have been satisfied;

(ii)               a copy of resolutions of Buyer’s governing body, certified by an authorized officer of Buyer in his or her capacity as such as having been duly and validly adopted and being in full force and effect as of the Closing Date, authorizing (1) the execution, delivery and performance of this Agreement and the other Transaction Documents to which Buyer is a party and (2) the consummation of the transactions contemplated hereby;

(iii)             a copy of the Escrow Agreement, duly executed by Buyer and the Escrow Agent; and

(iv)              all other documents required to be delivered by Buyer on or prior to the Closing Date pursuant to this Agreement.

2.04           Waiver of Conditions. All conditions to the Closing will be deemed to have been satisfied or waived from and after the Closing.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Buyer that the statements of Seller contained in this Article III are true and correct as of the date hereof and as of Closing, except to the extent any such representation and warranty expressly relates to an earlier date (in which case, as of such earlier date), as follows:

3.01           Organization and Power. Seller has full organizational and legal power and authority to enter into this Agreement and each other Transaction Document to which it is or will be a party, perform its obligations hereunder and under each Transaction Document to which Seller is a party and to consummate the transactions contemplated hereby and thereby.

3.02           Authorization; Valid and Binding Agreement. The execution, delivery, and performance of this Agreement and each other Transaction Document to which Seller is, or at Closing, will be, a party by Seller and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any agreements to be entered into at Closing, will be) duly and validly executed, delivered and authorized by all requisite action on the part of Seller, and no other proceedings on Seller’s part are necessary to authorize the execution, delivery or performance of this Agreement or any other Transaction Document to which Seller is, or at Closing, will be, a party. This Agreement and each other Transaction Document constitutes a legal, valid and binding obligation of Seller, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies (collectively, the “Enforceability Exceptions”).

3.03           No Breach. Except as set forth on Schedule 3.03, the execution, delivery, and performance of this Agreement or any Transaction Document to which Seller is a party by Seller and the consummation of the transactions contemplated hereby and thereby do not (a) violate any provision of the Organizational Documents of Seller, (b) conflict with, violate or result in any breach of any Law, statute, rule or regulation or Order, judgment or decree to which Seller is subject, or require any authorization, filing, consent, approval, exemption or other action by or written notice to any Governmental Body, in each case other than as required under the HSR Act, (c) conflict with, result in a breach of, or constitute a default under (or event which the giving of notice or lapse of time, or both, would become a default), give rise to any right of termination, cancelation, acceleration under loss of any benefit under, or require the consent of or any notice to any third party that has not been obtained, whether under any Contract, license, Permit, or other agreement, instrument, or commitment to which Seller is bound except where failure to obtain such consent or provide such notice would not reasonably be expected to adversely affect Seller’s ability to perform its obligations under this Agreement and each other Transaction Document, or (d) result in the creation or imposition of a Lien (other than a Permitted Lien) on Seller that affects the Company or the Interests.

3.04           Ownership. Seller is the record and beneficial owner of the Interests. Seller holds good, valid and marketable title to all of its Interests, free and clear of any Liens, other than transfer restrictions imposed by the Organizational Documents of the Company or any federal and state securities Laws. Except as set forth on Schedule 3.04, Seller is not a party to any option, warrant, purchase right or other Contract or commitment (other than this Agreement) that could require Seller to sell, transfer or otherwise dispose of any Interest of the Company. Seller is not a party to any voting trust, proxy or other contract with respect to the voting of any Interest.

3.05           Brokers. Except for amounts owed by Seller to TripleTree that constitute Seller Transaction Expenses, Seller has not incurred any obligation for any finder’s or broker’s fees, commissions or similar compensation payable to a broker, finder, investment banking firm, financial advisor, or other similar Person in connection with the transactions contemplated by this Agreement.

3.06           Litigation. Except as set forth on Schedule 3.06, there are no Actions pending or, to Seller’s knowledge, threatened in writing, against Seller with respect to any of its businesses, properties or assets, in any such case that (a) challenges or seeks to enjoin, delay, or obtain damages in respect of this Agreement, the Transaction Documents to which Seller is a party, or any of the transactions contemplated hereby or thereby or (b) would reasonably be expected to materially affect the legality, validity or enforceability of this Agreement or any other Transaction Document to which Seller is a party or the consummation of the transactions contemplated hereby or thereby.

3.07           No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, ANY TRANSACTION DOCUMENT AND IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, SELLER DOES NOT MAKE ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY GROUP OR THEIR BUSINESS, OPERATIONS, ASSETS, STOCK, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS. BUYER HEREBY EXPRESSLY WAIVES ANY CLAIMS AND CAUSES OF ACTION AND ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE AND HEREBY DISCLAIMS RELIANCE UPON ANY STATEMENT MADE (OR OMITTED) OR INFORMATION PROVIDED OUTSIDE OF THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV OR THIS ARTICLE III, ANY TRANSACTION DOCUMENT AND IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, IN EACH CASE RELATING TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO BUYER AND ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY GROUP OR SELLER. WITHOUT LIMITING THE FOREGOING, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE IV AND THIS ARTICLE III, ANY TRANSACTION DOCUMENT AND IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, NO MEMBER OF THE COMPANY GROUP, NOR SELLER, NOR ANY OTHER PERSON IS MAKING ANY REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF THE COMPANY GROUP AND SELLER HEREBY EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, OR ANY USE OR RELIANCE BY THE BUYER AND ITS REPRESENTATIVES OF ANY STATEMENT MADE (OR OMITTED), OR INFORMATION PROVIDED, OUTSIDE OF THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE III, ANY TRANSACTION DOCUMENT, IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO. NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS AGREEMENT SHALL RESTRICT OR IMPAIR THE ABILITY OF BUYER OR ANY OF ITS AFFILIATES FROM BRINGING A CLAIM ARISING OUT OF OR IN CONNECTION WITH FRAUD (AS DEFINED IN ARTICLE X).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer, as of the date hereof and as of Closing, except to the extent any such representation and warranty expressly relates to an earlier date (in which case, as of such earlier date), as follows:

4.01           Organization and Power. Each member of the Company Group is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, has all requisite corporate or other legal entity power and authority and all authorizations and licenses necessary to own its properties and to carry on its businesses as now conducted. Each member of the Company Group is qualified to do business in every jurisdiction in which its ownership of property or the conduct of businesses as now conducted requires it to qualify, except in each such case where the failure to hold such authorizations and licenses or to be so qualified would not have a Material Adverse Effect. The Company has full limited liability company power and authority to enter into this Agreement, perform its obligations hereunder and under each Transaction Document to which it is, or at Closing, will be, a party, and to consummate the transactions contemplated hereby and thereby.

4.02           Capitalization. The Interests constitute all the equity securities of the Company, all of which were validly issued and are fully paid and nonassessable and are held of record and beneficially by the Seller. Except as set forth on Schedule 4.02(a), no member of the Company Group owns or holds the right to acquire any stock, partnership interest, joint venture interest or other equity ownership interest in any other Person. Except as set forth on Schedule 4.02(b), there are no outstanding (a) limited liability company interests or other equity interests or voting securities of any member of the Company Group, (b) securities convertible or exchangeable into capital stock of any member of the Company Group, (c) options, warrants, purchase rights, subscription rights, preemptive rights, conversion rights, exchange rights, calls, puts, rights of first refusal or other contracts that require any member of the Company Group to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem capital stock of any member of the Company Group, or (d) stock appreciation, restricted units, restricted stock units, phantom stock, profit participation or similar rights with respect to any member of the Company Group. Schedule 4.02(b) sets forth the number and type of issued and outstanding equity interests of each member of the Company Group, and the identity of each owner (beneficially and of record) of all such equity interests and the number of equity interests held by each holder. All of the equity interests of each member of the Company Group are authorized, validly issued, fully paid (to the extent applicable), and non-assessable (to the extent applicable) and have not been issued in violation of, and, except as set forth on Schedule 4.02(c), are not subject to, any preemptive or subscription rights, rights of first refusal or similar rights. The Company has made available to Buyer true and complete copies of each member of the Company Group’s Organizational Documents as in effect on the date hereof and no member of the Company Group is in default or violation of any provision of such Organizational Documents. The equity interests of all of the Subsidiaries of the Company Group are held by the Company or its Subsidiaries and are free and clear of all Liens, other than transfer restrictions imposed by the Organizational Documents of such Subsidiaries of the Company Group, or any federal and state securities Laws.

4.03           Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and each Transaction Document by the Company and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all requisite action on the part of the Company, and the Receiver pursuant to the terms of the Receivership Order, and, except as set forth on Schedule 4.03, no other proceedings on the Company’s part are necessary to authorize the execution, delivery or performance of this Agreement. This Agreement constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

4.04           No Breach. Except as set forth on Schedule 4.04, the execution, delivery and performance of this Agreement or any Transaction Document by the Company and the consummation of the transactions contemplated hereby and thereby do not and will not, (a) violate any provision of the Organizational Documents of the Company, (b) conflict with, violate or result in any breach of any Law, statute, rule or regulation or Order, judgment or decree to which the Company is subject, or require any authorization, consent, approval, exemption or other action by or written notice to any Governmental Body, in each case other than as required under the HSR Act, (c) conflict with, result in a breach of, or constitute a default under (or event which the giving of notice or lapse of time, or both, would become a default), give rise to any right of termination, cancelation, amendment, acceleration, suspension, revocation, loss of any benefit under, or require the consent of or any notice to any third party that has not been obtained, whether under any Contract, license, Permit, or other agreement, instrument, or commitment to which the Company is bound except where failure to obtain such consent or provide such notice would not be material to the Company Group taken as a whole, or (d) result in the creation or imposition of a Lien (other than a Permitted Lien) on any assets or property of any member of the Company Group as would not be material to the Company Group taken as a whole.

4.05           Financial Statements. Schedule 4.05(a)(i) sets forth (a) the Company Group’s unaudited consolidated balance sheets as of September 30, 2023 (the “Latest Balance Sheet”) and the related statements of income and cash flows for the nine (9)-month period then ended and (b) the Company Group’s audited consolidated balance sheet, consolidated statements of operations, and consolidated statements cash flows for the fiscal years ended December 31, 2022 and December 31, 2021 (all such financial statements referred to in clauses (a) and (b), the “Financial Statements”). Except as set forth on Schedule 4.05(a)(ii), the Financial Statements have been prepared in accordance with GAAP and present fairly, in all material respects, the financial condition and consolidated results of operations and cash flows of the Company Group as of the times and for the periods referred to therein in accordance with GAAP, consistently applied (subject in the case of the unaudited Financial Statements to (y) the absence of footnote disclosures and other presentation items and (z) changes resulting from year-end adjustments, neither of which would be material to the Company Group taken as a whole).

4.06           Absence of Certain Developments. Since the date of the Latest Balance Sheet, there has not been any Material Adverse Effect. Except as set forth on Schedule 4.06, since the date of the Latest Balance Sheet, the Company Group has been operated in the ordinary course of business, and no member of the Company Group has:

(a)                amended or modified its certificate of formation, bylaws, or other organizational or similar governing documents;

(b)                transferred, issued, reissued or sold, or authorized the transfer, issuance, reissuance or sale of, any of its equity interests (including, for the avoidance of doubt, incentive equity);

(c)                declared, set aside or paid any dividend or other distribution of assets in respect of any of its equity interests;

(d)                adjusted, split, combined, recapitalized, subdivided or reclassified any of its equity interests;

(e)                subjected any portion of its properties or assets that are material to the Company Group, taken as a whole, to any Lien, except for Permitted Liens;

(f)                 sold, assigned or transferred any portion of its assets that are material to the Company Group, taken as a whole, except in the ordinary course of business;

(g)                sold, assigned, transferred, leased, licensed, abandoned, disposed of, or permitted to lapse (other than patents expiring at the end of their statutory term and not as a result of any act or omission by the Company Group, including failure by the Company Group to pay any required maintenance fees) any Owned Intellectual Property;

(h)                (i) materially increased the compensation payable or to become payable by it to any member of the Company Group’s employees, directors, officers, individual independent contractors or other individual service providers whose annual base compensation is in excess of $100,000 after giving effect to such increase, (ii) other than any change arising from the annual renewal of a Plan in the ordinary course of business consistent with past practice that resulted in no more than a de minimis increased cost to the Company Group, made, adopted, established, modified, terminated, or granted any material increase under any current (or former) Plan (or any Contract, practice, policy, program, fund, agreement or arrangement that would be a Plan under this Agreement), or (iii) accelerated or committed to accelerate the funding, payment or vesting of any compensation, transaction, retention, severance, or other benefits to any current or former employee, director, officer, individual independent contractors or other individual service provider, other than as required pursuant to the terms of an existing Plan so long as such Plan has been disclosed as of the date of this Agreement to the Buyer on a Schedule to this Agreement;

(i)                 acquired (including by merger) the capital stock, assets or any division of any other Person;

(j)                 made any loans or advances to, investment in, or guarantees for the benefit of, any Persons (except to employees in the ordinary course of business);

(k)                except in the ordinary course of business, sold, transferred, leased, subleased, exclusively licensed or otherwise of any properties or assets having an aggregate value in excess of $200,000;

(l)                 made or committed to make any capital expenditure in an aggregate amount in excess of $250,000, except as set forth in the Company’s capital expenditure budget provided to the Buyer, or failed to make any material capital expenditure set forth in such budget;

(m)              initiated, canceled, compromised or settled any Action;

(n)                amended any material Tax Return or filed any material Tax Return in a manner inconsistent with the past practice of the Company Group;

(o)                hired or engaged, or terminated (other than for cause) the employment or engagement of any employee, director, officer, individual independent contractor or other individual service provider whose annual base compensation exceeds (or will exceed, or prior to termination, did exceed) $150,000;

(p)                negotiated, modified, amended, extended or entered into any collective bargaining agreement or any other labor-related contract with any Union, or recognized or certified any Union or group of employees of any member of the Company Group as the bargaining representative for such employees;

(q)                taken any action that would constitute a “mass layoff” or “plant closing” within the meaning of, or that could otherwise trigger notice requirements or Liability under the WARN Act;

(r)                 dissolved, wound-up or liquidated;

(s)                 entered into, amended, renewed, waived, or terminated any Contract with a Related Party;

(t)                 acquired any real property; or

(u)                agreed or committed to do any of the foregoing.

4.07           Title to Properties.

(a)                Except as set forth on Schedule 4.07(a), the Company Group owns good, valid, and marketable title to, or hold pursuant to valid and enforceable leases, all of the assets, machines, equipment, properties and interests in the real and personal property used in the conduct of its business, including those shown to be owned or leased by the Company Group on the Latest Balance Sheet or acquired after the date of the Latest Balance Sheet, free and clear of all Liens, except for Permitted Liens. Such assets and properties include all properties and assets necessary for the conduct of the business of the Company Group after the Closing in substantially the same manner, in all material respects, as conducted prior to the Closing. The tangible assets owned or leased by the Company are in all material respects in good operating condition and repair, ordinary wear and tear excepted, and are, in all material respects, adequate for the uses to which they are being used.

(b)                Schedule 4.07(b) sets forth a true, correct and complete list of all of the real property leased, subleased, licensed or otherwise occupied by the Company Group and used in the business of the Company Group (the “Leased Real Property” and such leases, subleases, licenses and other agreements, together with any amendments thereto, the “Leases”). The Company Group has made available to Buyer true, correct and complete copies of all of the Leases, together with any material amendments thereto. All of the Leases are valid, binding and in full force and effect, except as otherwise noted on Schedule 4.07(b). Except as set forth on Schedule 4.07(b): (i) a member of the Company Group holds a valid and existing leasehold interest under each such Lease, free and clear of all Liens, except for Permitted Liens, subject to proper authorization and execution of such Lease by the other party and the application of any bankruptcy or creditor’s rights Laws; (ii) the Company Group’s possession and quiet enjoyment of the Leased Real Property under each Lease has not been disturbed and there are no disputes as to occupancy with respect to any Lease; and (iii) the Company Group is currently in possession of and have not subleased, licensed or otherwise granted any Person the right to use or occupy any of the Leased Real Property or portion thereof. The Company Group is not in, and has not received any written notice of, any breach of or default (or event which the giving of notice or lapse of time, or both, would become a default) under any of the Leases, and the Company Group and, to the Company’s Knowledge, (A) each other party thereto, is in compliance with all obligations of such party thereunder, and (B) there are no material defaults by any other party to any Lease. The Company Group has not received any written decree, Order, writ or Action pending, or has any been threatened in writing, or, to the Knowledge of the Company, threatened verbally, relating to the ownership, lease, use or occupancy of the Leased Real Property or any portion thereof.

(c)                The applicable member of the Company Group has good and marketable fee simple title to the owned real property set forth on Schedule 4.07(c) (the “Owned Real Property”), free and clear of all Liens, except for Permitted Liens, and has not leased or otherwise granted to any Person, other than any member of the Company Group, the right to use or occupy the Owned Real Property or any portion thereof. There are no outstanding Contracts, options, rights of first offer, or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein, and the Owned Real Property is not currently being offered for sale.

4.08           Tax Matters. Except as set forth on Schedule 4.08:

(a)                The Company Group has filed all material Tax Returns required to be filed by it and all such Tax Returns were true, correct and complete in all material respects. The Company Group has paid all material Taxes due and payable.

(b)                All material Taxes that (i) the Company Group is obligated to withhold (i) from amounts owing to any employee, creditor or other third party and (ii) in respect of sales, use, ad valorem and value added Taxes, in each case, have been withheld and fully paid or properly accrued, and each member of the Company Group has complied in all material respects with all related reporting and recordkeeping requirements.

(c)                There are no Liens for Taxes on any assets of the Company Group, other than Permitted Liens and described in clause (b) of the definition thereof.

(d)                The Company Group has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which waiver or extension is still in effect.

(e)                There is no Action concerning any material Tax Liability or Tax Return of any member of the Company Group claimed or raised in writing by any taxing authority that is in progress or, to the Knowledge of the Company, threatened. Neither Seller nor any member of the Company Group has received within the preceding three (3) years a written notice from any Governmental Body that it is required to pay Taxes or file Tax Returns in a jurisdiction in which the Company Group does not file Tax Returns or pay Taxes.

(f)                 No member of the Company Group is a party to, or bound by, any material Tax allocation, indemnification, or sharing or similar agreement (other than any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business and a principal purpose of which is not related to Taxes).

(g)                No member of the Company Group is or has been a party to any “listed transaction” as defined in Section 6707A(c)(2) of the Code and Treasury Regulation Section 1.6011-4(b)(2).

(h)                No private letter rulings, technical advice memoranda or similar agreement or rulings have been requested, entered into or issued by any Governmental Body with respect to any member of the Company Group.

(i)                 No member of the Company Group will be required to include any material amount in taxable income or exclude any material item of deduction or loss from taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of any (i) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Law) executed on or prior to the Closing, (ii) installment sale or open transaction disposition made on or prior to the Closing, (iii) prepaid amount or advance payment received or deferred revenue accrued on or prior to the Closing (including pursuant to Revenue Procedure 2004-34 or Code Section 451(c)) other than amounts received in the ordinary course of business, (iv) adjustment pursuant to Section 481(a) of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) by reason of any change in method of accounting, or (v) deferred intercompany gain described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of federal, state, local or non-U.S. Law).

(j)                 No member of the Company Group has (i) made any election to defer any payroll Taxes which are currently outstanding, (ii) taken, claimed, or applied for an employee retention tax credit, or (iii) taken out or sought any loan, received any loan assistance or received any other financial assistance, or requested any of the foregoing, in each case under the CARES Act, including pursuant to the Paycheck Protection Program or the Economic Injury Disaster Loan Program.

(k)                Since the date of the Latest Balance Sheet, the Company has not made, changed or revoked or modified any material Tax election, elected or changed any material method of accounting for Tax purposes, changed its fiscal or Tax years, amended any material Tax Return, surrendered any right to claim a material refund of Taxes, consented to any material extension or waiver of the statute of limitations with respect to Taxes, settled or compromised any material Action in respect of Taxes, or entered into any agreement in respect of material Taxes with any Governmental Body or other party.

(l)                 No member of the Company Group has made a SALT Election.

(m)              Schedule 4.08(m) sets forth the U.S. federal income Tax classification (and, as applicable, state and local income Tax classification) of each member of the Company Group from the date of such member of the Company Group’s formation.

(n)                Each member of the Company Group is and has at all times been a resident for Tax purposes in its country of incorporation or formation and is not and has not at any time been a resident in any other country for any Tax purpose (including any arrangement for the avoidance of double taxation). No member of the Company Group is or has been subject to Tax or is or has been a Tax resident in any jurisdiction other than its place of incorporation or formation by virtue of having a branch, permanent establishment, place of control and management or other place of business in that jurisdiction.

(o)                No member of the Company Group which is organized outside the United States (i) is a controlled foreign corporation as described in Section 957 of the Code; (ii) is a passive foreign investment company as described in Section 1297 of the Code; (iii) has any material United States real property interests as described in Section 897 of the Code; or (iv) is engaged in the conduct of a trade or business in the United States, in each case except as set forth on Schedule 4.08(n).

(p)                No member of the Company Group has any material escheat liability or material unclaimed property.

4.09           Contracts and Commitments.

(a)                Except as set forth on Schedule 4.09(a), no member of the Company Group is a party to any written:

(i)                 Contract for (A) the sale of any material assets of any member of the Company Group (whether by merger, sale of equity securities, sale of assets or otherwise) other than the sale or disposition of obsolete equipment in the ordinary course of business or (B) the acquisition of all, substantially all, or any material portion of the assets or properties of another Person (whether by merger, purchase of Interests, purchase of assets or otherwise) within the last five (5) years;

(ii)               collective bargaining agreement or Contract with any Union;

(iii)             except for offer letters providing for at-will employment or engagement that are terminable upon less than thirty (30) days’ notice without incurring any severance or similar liability, Contract for the employment or engagement of any officer, individual employee, individual independent contractor or other person or entity on a full-time or consulting basis providing for fixed compensation or annual fees in excess of $150,000;

(iv)              change in control, severance, retention, and/or transaction or similar bonus Contracts with any current or former employee, director, officer, individual independent contractor, or other individual service provider;

(v)                agreement or indenture relating to Indebtedness of any member of the Company Group, including the borrowing of money or mortgaging, pledging or otherwise placing a Lien on any member of the Company Group’s assets or any guaranty of any obligation for borrowed money in excess of $100,000;

(vi)              Contract for capital expenditures in excess of $500,000 in the aggregate that have yet to be performed;

(vii)            Contract that creates, governs or controls any joint venture;

(viii)          Contracts with the Seller, or any equityholder of the Seller or their respective Affiliates (other than the members of the Company Group);

(ix)              Contracts containing covenants that in any way purport to (x)  restrict the right or freedom of any member of the Company Group or any other Person for the benefit of the Company Group to (A) engage in any business activity, (B) engage in any line of business or compete with any Person, (C) conduct any activity in any geographic area, (D) solicit any Person to enter into a business or employment relationship, or enter into such a relationship with any Person, other than customary confidentiality and employee non-solicit provisions entered into in the ordinary course of business or (E) grant “most favored nation” or similar provision to any Person or (y) require the Company Group to deal exclusively with a third party in connection with the sale or purchase of any product or service;

(x)                Contracts involving the compromise or settlement of any Action against or involving any member of the Company Group, pursuant to which such member of the Company Group is subject to any criminal liability, equitable remedy, or payment obligation in excess of $100,000;

(xi)              Contracts with any Governmental Body that resulted in payments during the fiscal year ended December 31, 2022, by or to any member of the Company Group of more than $50,000 in the aggregate for any individual Contract;

(xii)            Contracts with a Material Customer (excluding business associate agreement (as defined under HIPAA));

(xiii)          Contracts with a Material Supplier (excluding business associate agreement);

(xiv)          lease or other Contract under which it is lessee of, or holds or operates any tangible personal property owned by any other party, for which the annual rental exceeds $250,000;

(xv)            (A) Leases or (B) other Contracts under which it leases or subleases real property to or from any third party for which the annual rent payable by or to such member of the Company Group exceeds $250,000;

(xvi)          any (A) agreement relating to the license or other authorization to use, or the acquisition or development of any Intellectual Property (except for (a) non-exclusive, commercially available off-the-shelf Software costing less than $50,000 annually and subject to standard form license agreements, (b) any agreement relating to the non-exclusive license or other non-exclusive authorization to use immaterial Intellectual Property for which the primary purpose of the underlying agreement is not the provision of such Intellectual Property; and (c) confidentiality agreements entered into in the ordinary course of business), (B) settlement agreement, co-existence agreement, consent agreement or covenant not to sue agreement with respect to any Intellectual Property or (C) agreement pursuant to which any member of the Company Group is restricted from using, registering, or enforcing its Intellectual Property in any material respect (each such agreement in any of clauses (A)-(C), respectively an “IP Contract”);

(xvii)        all Contracts under which any member of the Company Group has loaned to, or made an investment in, or guaranteed the obligations of, any Person; or

(xviii)      without duplication of the foregoing, Contracts that resulted in payments during the fiscal year ended December 31, 2022, by or to any member of the Company Group of more than $1,000,000 in the aggregate for any individual Contract.

(b)                The Contracts that are required to be referred to on Schedule 4.09(a), each, a “Material Contract” and, collectively, the “Material Contracts”.

(c)                (i) No member of the Company Group is in material breach of, or in material default under, any Material Contract, (ii) to the Knowledge of the Company, each other party to each of the Material Contracts is not in (or has been given notice that the Company is in) material breach of, or in material default thereunder, in each case, with or without notice or lapse of time or both, and (iii) each Material Contract is legal, valid, binding, enforceable by and against the Company, and to the Knowledge of the Company, the other parties thereto, in accordance with its terms, subject to enforcement, to the Enforceability Exceptions, and is in full force and effect. Except as set forth on Schedule 4.09(c)(i), true, complete and correct copies of each Material Contract have been made available to Buyer. Except as set forth on Schedule 4.09(c)(ii), no party to any Material Contract has given any notice to the Company or Seller that such party intended to terminate or not renew, or materially change the terms of any Material Contract.

4.10           Intellectual Property and Data Security.

(a)                Schedule 4.10(a) sets forth all (i) Registered Intellectual Property; and (ii)  material unregistered Owned Intellectual Property (including any material common law trademarks and Software). All Registered Intellectual Property has been maintained by the Company Group by the filing of all necessary filings, maintenance, and renewals, and timely payment of requisite fees. Except as set forth on Schedule 4.10(a), each member of the Company Group owns and possesses all right, title and interest in and to, or has a valid and enforceable license or other right to use, all Company Intellectual Property.

(b)                All Owned Intellectual Property is valid, subsisting, and enforceable. Except as disclosed in Schedule 4.10(b), there are no proceedings, investigations, or Orders pending or threatened in writing against a member of the Company Group which challenges the validity, enforceability, scope of, or ownership of or right to use any Owned Intellectual Property (including any opposition, cancellation, interferences, inter partes review, or re-examination). The Company Group has not, nor has the use of any of their products or services, violated, infringed, or misappropriated, nor is the Company Group currently violating, infringing, or misappropriating the Intellectual Property rights of any Person. To the Company’s Knowledge, no Person has violated, infringed, misappropriated, nor is any Person currently violating, infringing, or misappropriating any Owned Intellectual Property. No claim has been asserted or threatened in writing that any member of the Company Group, or the use of any of their respective products or services, has infringed, misappropriated, or violated the Intellectual Property of any Person (including any invitation to license or request or demand to refrain from using any Intellectual Property of any third party). No member of the Company Group has brought any claim or sent any notice alleging any infringement, misappropriation or violation of Intellectual Property to any Person.

(c)                All Owned Software (i) materially conforms to all specifications, representations and warranties provided by the Company Group or conveyed thereby to their customers or other transferees, (ii) is operative for its intended purpose and is free of any Malicious Code, and (iii) has been maintained by the Company Group on its own behalf or on behalf of its customers and other transferees to its reasonable satisfaction and in accordance with its contractual obligations to customers and industry standards. There are no programming defects, errors or bugs in such Owned Software that are outside the scope of programming defects, errors and bugs typically corrected in the ordinary course of Software maintenance procedures and programs or that, if such defects, errors or bugs were not corrected, would materially and adversely affect the functionality thereof.

(d)                The Company Group has not received any written notice, request for indemnification or threat from any Person related to infringement or misappropriation of the Intellectual Property rights of any Person.

(e)                The Company Group owns, leases, licenses, or otherwise has the legal right to use all Business Systems. The Business Systems are in all material respects operational and fulfill the material purposes for which they were acquired or developed. Except as set forth on Schedule 4.10(e), since the Reference Date, there has not been any material failure or Security Breach with respect to any of the Business Systems owned or controlled by the Company Group that has not been remedied or replaced, as appropriate, in all respects (including with respect to any necessary notice made to Governmental Bodies, or other actions as required under applicable Data Security Requirements). Except as set forth on Schedule 4.10(e), since the Reference Date, to the Knowledge of the Company, there has not been any material failure or Security Breach with respect to any of the Business Systems owned and controlled by third parties that has not been remedied or replaced, as appropriate, in all respects (including, to the Company’s Knowledge, with respect to any necessary notice made to Governmental Bodies, or other actions as required under applicable Data Security Requirements). All Business Systems are reasonably sufficient for the immediate needs of each member of the Company Group, including as to capacity and ability to process current and anticipated peak volumes in a timely manner, and each member of the Company Group will continue to have the legal rights to the Business Systems immediately after the Closing to the same extent as prior to the Closing. To the Company’s Knowledge, the Business Systems owned or controlled by the Company Group do not contain any Malicious Code. To the Knowledge of the Company, the Business Systems (excluding Owned Software, which is addressed in Section 4.10(c)) do not contain any Malicious Code. Except as set forth on Schedule 4.10(e), since the Reference Date, there has been no failure or other substandard performance of or any security incident involving any Business System that has caused a material disruption to the Company Group. Each member of the Company Group maintains commercially reasonable backup and data recovery, disaster recovery, and business continuity plans, procedures, and facilities, and such plans, procedures and facilities are sufficient to protect the security, confidentiality, integrity and availability of its Business Systems and all Protected Data it Processes and are consistent with all Data Security Requirements and written contractual commitments made by the member of the Company Group. Each member of the Company Group tests such plans and procedures on a regular basis, and such testing has not revealed any material defects or deficiencies in such plans and procedures. Each member of the Company Group is not in breach of any of its Contracts relating to Business Systems. Since the Reference Date, no member of the Company Group has cooperated with an audit of any kind in connection with any Contract pursuant to which they use any third-party Business System, nor has any such member received any notice of intent to conduct any such audit.

(f)                 Except as set forth on Schedule 4.10(f), each member of the Company Group is in compliance in all material respects with all Data Security Requirements. Each member of the Company Group that is a business associate under HIPAA (or otherwise has access to, or uses or discloses any Personal Information) has (to the extent required under applicable Data Security Requirements and material contractual commitments made by any member of the Company Group): adopted written policies, and procedures, and reasonable and appropriate organizational, physical, administrative and technical safeguards of Business Systems and Protected Data, in material compliance with applicable Data Security Requirements; provided training to applicable members of their workforce reasonably designed to ensure material compliance with such policies and procedures; and has acted in compliance with such notices, policies, and procedures. Except as set forth on Schedule 4.10(f), since the Reference Date, each such member of the Company Group who is a business associate or covered entity under HIPAA has completed a security “risk analysis” (as required by 45 C.F.R. § 164.308(a)(1)(ii)(A)), and the Company Group has not, and, to the Company’s Knowledge, no third party that Processes Protected Data for or on behalf of the Company Group has, experienced any Security Breaches. Except as set forth on Schedule 4.10(f), no member of the Company Group has notified, or has been required by any Data Security Requirement to notify (i.e., assuming such member has the requisite knowledge of a Security Breach to be required to notify under such Data Security Requirement), any Person of any Security Breach. No member of the Company Group has, and, to the Company’s Knowledge, no third party that Processes Protected Data for or on behalf of any member of the Company Group has, received any written notices or complaints from any Person (including any Governmental Body) regarding a Security Breach (regardless of materiality) or material noncompliance with Data Security Requirements.

(g)                None of the Company Group members have received any notice of any claims, investigations (including investigations by a Governmental Body), or alleged violations of Data Security Requirements, with respect to Personal Information possessed by any member of the Company Group. There have been no investigations by or, to the Knowledge of the Company, complaints to the U.S. Department of Health and Human Services, Office for Civil Rights with respect to HIPAA compliance by the Company Group or, to the Company’s Knowledge, the third parties that Process Protected Data for or on behalf of the Company Group. Except as otherwise disclosed on Schedule 4.10(g), there have been no investigations by or, to the Knowledge of the Company, complaints to state authorities with respect to the Company Group’s HIPAA compliance.

(h)                Except as set forth on Schedule 4.10(h), each member of the Company Group has maintained and currently maintains commercially reasonable practices to protect the confidentiality of any Trade Secrets disclosed to, owned or possessed by them and has not disclosed any of the foregoing to any Person other than pursuant to appropriate agreements that require such Trade Secrets to be kept confidential. Each member of the Company Group is not in breach of, and has not breached, any obligations or undertakings of confidentiality which they owe or have owed to any Person. Except as set forth on Schedule 4.10(h), all Persons (including current and former employees, contractors and consultants) who developed or otherwise created any Intellectual Property for any member of the Company Group have executed written agreements (i) providing for the non-disclosure by such Person of any Trade Secrets, and (ii) providing for the assignment (by way of a present tense grant of assignment) by such Person to the member of the Company Group of such Intellectual Property arising out of such Person’s employment or engagement with the member of the Company Group.

(i)                 The Company Group has entered into, and maintains current and valid Contracts as required by HIPAA and 42 C.F.R. Part 2 with (1) all entities that qualify as “covered entities,” “business associates” or “subcontractors” as these terms are defined by HIPAA, for whom the Company Group provides functions or activities that render the Company Group a (a) business associate (as defined at 45 C.F.R. § 160.103), or (b) subcontractor (as defined at 45 C.F.R. § 160.103), (including with respect to other members of the Company Group); (2) subcontractors (as defined at 45 C.F.R. § 160.103) of the Company Group; and (3) “qualified service organizations” as this term is defined by 42 C.F.R. Part 2. Company Group has delivered to Buyer true, correct and complete copies of all such Contracts. Company Group has not breached any such Contracts or received notice of any a subcontractor’s breach of any such Contract.

(j)                 The execution, delivery, or performance of this Agreement will not affect the Company Group’s rights relating to their Processing of Protected Data in connection with the business of the Company Group as currently conducted or violate any Data Security Requirements. The Company Group has implemented reasonable physical, technical and administrative safeguards that are reasonably designed to protect Protected Data from unauthorized access by any Person.

(k)                The consummation of the transactions contemplated hereby will not result in the loss or impairment of any member of the Company Group’s right to own or use the Company Intellectual Property.

(l)                 No member of the Company Group’s Business Systems or any product or service of any member of the Company Group is subject to any IP Contract or other Contract that requires a member of the Company Group to divulge to any Person any source code that is part of such Business Systems or any of the products or services of any Company Group member, including any source code escrow agreements. None of the Owned Intellectual Property is used in a manner that would require any portion of the Owned Intellectual Property to be (i) disclosed, delivered, distributed, licensed or otherwise made available in source code form, (ii) limits any Company Group member’s freedom to seek full compensation in connection with the marketing, licensing or distribution of any of the products or services of any Company Group member, or (iii) allows a third party to decompile, disassemble or otherwise reverse engineer any Owned Intellectual Property.

(m)              Except as would not be material to the Company Group taken as a whole, for each item of proprietary Software owned or purported to be owned by the Company Group, (i) the Company Group has in its possession its source code that will be accessible by their employees, (ii) it has been documented as reasonably necessary to enable competently skilled programmers and engineers to use, update, and enhance the Software by using the existing source code and documentation, and (iii) the Company Group has the right to use all software development tools, library functions, compilers and other Software that is required to operate, modify, distribute and support said Software.

4.11           Litigation. Except as set forth on Schedule 4.11, there are no, and since the Reference Date, have been no material claims, actions, complaints, disputes, suits, hearings, subpoenas, investigations, arbitrations, audits, inquiries, petitions, charges, enforcement or other proceedings (whether federal, state, local or foreign and whether at Law or in equity) (each an “Action”) pending or, to the Company’s Knowledge, threatened against any member of the Company Group, or before or by any Governmental Body, and no member of the Company Group is subject to any outstanding judgment, Order or decree of any Governmental Body. No member of the Company Group presently intends to bring any material Action against any third party. Since the Reference Date, no member of the Company Group has received any written notification or any investigation by any Governmental Body involving any member of the Company Group or any of their respective properties or assets.

4.12           Employee Benefit Plans.

(a)                Schedule 4.12(a)(i) sets forth (i) any “pension plans” (as defined under Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), “welfare plans” (as defined under Section 3(1) of ERISA) or any other “employee benefit plan” (as such term is defined in Section 3(3) of ERISA), whether or not subject to ERISA, and (ii) any other employee benefit plan, Contract, program, policy, agreement or arrangement of any kind, including any equity option or ownership, equity appreciation rights, equity purchase, profits interest, phantom equity, equity or equity-based, executive compensation, bonus, retention, compensation, incentive compensation, change in control, deferred compensation, retirement, welfare, post-employment welfare, employment, consulting, severance, paid leave, profit sharing, vacation, health, welfare, dental, vision, material fringe benefit, or supplemental insurance plan, Contract, program, policy, agreement or arrangement, in each case, whether formal or informal or written or unwritten, that is maintained or contributed to or by any member of the Company Group or Seller, in each case, for the benefit of their current or former employees, individual independent contractors, directors, officers, consultants or individual service providers or with respect to which any member of the Company Group or Seller has or would reasonably be expected to have any Liability, in each case, solely with respect to U.S.-based employees or individual contractors (collectively, the “Plans”). Each of Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter on which it can rely or, with respect to a prototype or volume submitter plan, can rely on an opinion letter from the Internal Revenue Service and, to the Company’s Knowledge, no event has occurred and no facts or condition exists with respect to the form or operation of such Plan that would reasonably be expected to cause the loss of such qualification or exemption or the imposition of any material Liability, penalty or tax under ERISA or the Code. The Plans comply in form and in operation, in all material respects with the requirements of all applicable Law, including the Code and ERISA. Except as set forth on Schedule 4.12(a)(ii), no members of the Seller participate in any Plan on a pre-tax basis, except as otherwise expressly permitted by the terms of such Plan and applicable Law. Each material employee benefit plan applicable to, or for the benefit of, non-U.S.-based employees or individual contractors (collectively, the “Foreign Plans”) complies in form and in operation, in all material respects with the requirements of all applicable Laws.

(b)                With respect to each Plan, Seller has made available to Buyer true, complete, and correct copies of, as applicable, (i) the plan document, adoption agreement, and all amendments related thereto, and, with respect to any unwritten Plans, a written summary of the key terms of such Plan; (ii) the most recent summary plan description and all material employee communications relating to any Plan; (iii) the latest determination or opinion letter from the Internal Revenue Service; (iv) the three most recently filed Forms 5500 including all schedules and attachments, and the three most recent non-discrimination compliance testing results; and (v) any material notices, letters, demands, or other correspondence from the Internal Revenue Services, the Department of Labor, or any similar Governmental Body within the last three (3) years regarding the operation and administration of the Plans.

(c)                With respect to the Plans, all required contributions of any member of the Company Group or due on behalf of any current or former employee, officer, director, independent contractor, consultant, or other service provider, that are due, or otherwise payable in respect of a period, before the Closing Date have been or will be made or properly accrued on the books and records of Seller or the relevant member of the Company Group, as applicable, as of the Closing Date. There is no pending or, to the Company’s Knowledge, threatened or anticipated legal proceeding of any kind with respect to any Plan (other than routine claims for benefits). Except as set forth on Schedule 4.12(c), no Plan is, or within the last three (3) years has been, the subject of an examination, investigation, or audit by a Governmental Body, or the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(d)                None of the Seller or any member of the Company Group nor any of their respective ERISA Affiliates has at any time within the past six (6) years sponsored, maintained, contributed to, or been required to contribute to, or has or could have any Liability (contingent or otherwise) with respect to (i) a “defined benefit plan” as defined in Section 3(35) of ERISA or other plan subject to Title IV of ERISA, (ii) a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, (iii) a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code, (iv) a “multiple employer plan” as described in Section 413(c) of the Code, (v) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (vi) any medical or life insurance benefits to retired or former employees of any member of the Company Group (other than as required under Code Section 4980B, or similar state Law at the participant’s sole cost).

(e)                Except as set forth on Schedule 4.12(e), neither the execution or delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event, will (i) result in any payment becoming due to any current or former employee, officer, individual independent contractor or other individual service provider of any member of the Company Group, (ii) increase any compensation, severance, or benefits otherwise payable under any Plan, Foreign Plan or otherwise, (iii) entitle any current or former employee, director, individual independent contractor, officer or other service provider of any member of the Company Group to payment, or accelerate the time of payment, funding, or vesting, or increase the amount of compensation (including equity or equity-based compensation), severance, or benefits due to any current or former employee, officer, or other service provider of the Company Group under any Plan, Foreign Plan or otherwise, (iv) limit or restrict the right of any member of the Company Group, Buyer, or any of their respective Affiliates to merge, amend or terminate any Plan, Foreign Plan or any related Contract, (v) result in any forgiveness of indebtedness of any current or former employee, director, officer, independent contractor, or other independent service provider of the Company Group. No payment or series of payments that could constitute a “parachute payment” (within the meaning of Section 280G of the Code and determined without regard to the exceptions set forth in Section 280G(b)(5)) has been made or will be made by Seller or any member of the Company Group, directly or indirectly, to any Person in connection with the execution of this Agreement or as a result of the consummation of the transactions contemplated hereby.

(f)                 Each Contract, arrangement, or plan of Seller or any member of the Company Group that is a “nonqualified deferred compensation plan” (as defined for purposes of Code Section 409A(d)(1)) is in documentary and operational compliance with Code Section 409A and the applicable guidance issued thereunder in all material respects and no amounts under any such Plan are or have been subject to the additional Tax set forth under Section 409A of the Code.

(g)                Except as set forth on Section 4.12(g), no Foreign Plan provides more than the statutory requirements under applicable Laws. To the extent applicable, each Foreign Plan that requires approval by a Governmental Body to enjoy tax-favored status, has been approved by the relevant Governmental Body, and there has been no event, condition or circumstances that has adversely affected or is reasonably likely to have a material adverse effect on such approved status.

4.13           Insurance. Schedule 4.13 sets forth a true and correct list of each insurance policy maintained by the Company Group (the “Insurance Policies” and each, an “Insurance Policy”). Each Insurance Policy is in full force and effect as of the date hereof and will continue in effect until the Closing (or if such policies are canceled or lapse prior to the Closing, renewal or replacements thereof will be entered into in the ordinary course of business to the extent available on commercially reasonable terms). The Company Group is not in material default with respect to their obligations under any such Insurance Policies. No written notice or, to the Knowledge of the Company, other notice of default, cancellation or termination has been received by any member of the Company Group and all premiums due have been paid. No claims are pending, or to the Knowledge of the Company, threatened that would reasonably be expected to exceed the policy limits of any Insurance Policy and all facts or occurrences that would reasonably be expected to give rise to a claim have been reported to the appropriate insurance carrier. No member of the Company Group has received any written notice, or to the Knowledge of the Company, other notice, of any proposed increases in the premiums or any other adverse change in the terms of any insurance policy to take effect after the date hereof. Such Insurance Policies provide all coverage required by applicable Law and by any Material Contracts.

4.14           Compliance with Laws.

(a)                Except as set forth on Schedule 4.14(a), each member of the Company Group is, and since the Reference Date has been, in material compliance with all applicable Laws. Since the Reference Date, no member of the Company Group has been cited by, fined by or otherwise received written notice or, to the Knowledge of the Company, other notice from any Governmental Body of any material violation of, or material failure to comply with, any Laws.

(b)                Schedule 4.14(b)(i) sets forth a true, correct and complete list of all material Permits held by the Company Group in the conduct of its business. Except as set forth on Schedule 4.14(b)(ii), each member of the Company Group holds, and has since the Reference Date held, all Permits required by applicable Laws, including any applicable Healthcare Laws, in order to own, lease and operate its properties and carry on its business as currently conducted. Such Permits are valid and in full force and effect and no member of the Company Group is or, since the Reference Date has been in violation of any material term of any such Permits. No condition exists or event has occurred that, in itself or with the giving of notice or lapse of time or both, has resulted or would reasonably be expected to result in the suspension, revocation, termination, restriction, limitation, modification or non-renewal of any material Permit. No member of the Company Group has received written notice or, to the Knowledge of the Company, other notice from any Governmental Body that it has taken or intends to take, action to suspend, revoke, terminate, place on probation, restrict, limit, modify or not renew any such Permit.

4.15           Environmental Compliance and Conditions. Except as set forth on Schedule 4.15:

(a)                Each member of the Company Group is in compliance in all material respects with all applicable Environmental Laws;

(b)                The Company Group has all Permits required under applicable Environmental Laws to operate at the Leased Real Property and to carry on their respective businesses as currently conducted (the “Environmental Permits”);

(c)                Since the Reference Date, the Company Group has not, to the Company’s Knowledge, received any written notice from any Governmental Body regarding any actual or alleged violation of Environmental Laws, or any liabilities or potential liabilities for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees under Environmental Laws, the subject of which such written notice is unresolved; and

(d)                To the Company’s Knowledge, since the Reference Date, no member of the Company Group has disposed of or released any Hazardous Substance at any Leased Real Property in quantities or concentrations that require investigation or remediation by the Company under applicable Environmental Laws.

4.16           Affiliated Transactions. Except as set forth on Schedule 4.16, no equityholder, officer, director, manager or employee of Seller or any member of the Company Group (each of the foregoing, a “Related Party”) (a) is a party to any Contract or transaction with any member of the Company Group (other than the Organizational Documents of the Company Group or any agreement, Contract, lease commitment or transaction that relates solely to the employment of such Person), (b) has any interest in any material property (real, personal or mixed and whether tangible or intangible), used in or pertaining to the Company Group or its business, or (c) is the direct or indirect owner of any equity interests or other financial or profit interest in a Person that has business dealings (whether as a customer, supplier, or otherwise) or a material financial interest in any transaction with the Company Group.

4.17           Employment and Labor Matters.

(a)                Seller has provided to Buyer a correct and complete list of each of the employees, individual independent contractors and other individual service providers of the Company Group as of the date hereof by: (i) name, (ii) job title or position, (iii) employing or engaging entity, (iv) location (e.g., state and country), (v) full-time or part-time status and whether treated as an employee or independent contractor, (vi) if employed, whether classified as exempt or non-exempt from overtime Laws, (vii) current base salary, hourly wage rate or fee; (viii) leave status (and, if on leave, the anticipated date of return); and (ix) visa status (if applicable). To the Knowledge of the Company, no current executive, Key Employee, or group of employees has given notice of termination of employment or otherwise disclosed plans to terminate employment with any member of the Company Group within the six (6)-month period following the date hereof. No executive or Key Employee of any member of the Company Group is employed under a non-immigrant work visa or other work authorization that is limited in duration.

(b)                Except as set forth on Schedule 4.17(b), (i) no member of the Company Group is a party to or bound by any collective bargaining agreement or other Contract with any Union (and no such Contract is being negotiated), nor has any of them experienced any strike, walkout, lockout, work stoppage or slowdown or other material labor dispute, claim of unfair labor practices, or other collective bargaining dispute since the Reference Date (and no such actions are pending or to the Company’s Knowledge, threatened in writing or, to the Company’s Knowledge, orally against any Seller or any member of the Company Group), (ii) there are no, and since the Reference Date, have been no: (a) Actions or similar matters pending or, to the Knowledge of the Company, threatened between Seller or any member of the Company Group, on the one hand, and any employees, individual independent contractors, or other service providers, on the other hand, or that otherwise relate to any alleged violation of any Employment Laws or (b) (y) to the Company’s Knowledge, material breaches of any written policy of any member of the Company Group or (z) settlements, in each case ((x) and (y)), relating to any sexual or other type of discrimination or harassment involving any member of the Company Group or their current or former employees, directors, managers, officers or individual independent contractors in relation to their work for any member of the Company Group, and (iii) to the Knowledge of the Company, there are no current union representation questions, union representation campaigns, petition or certification efforts, or demands for recognition involving employees of any member of the Company Group or involving Seller that are pending or threatened, and no Union represents or claims to represent any employee of any member of the Company Group.

(c)                Neither Seller nor any member of the Company Group has any outstanding obligation or Liability under the WARN Act with respect to employee layoffs, and no employee layoffs have been announced or planned that would give rise to such obligations or liabilities. No member of the Company Group has, during the ninety (90) day period prior to the date hereof, taken any action that would constitute a “Mass Layoff” or “Plant Closing” within the meaning of the WARN Act.

(d)                The Company Group is and has been since the Reference Date in material compliance with all applicable Laws regarding employment and employment practices, and the terms and conditions of employment, including, but not limited to those relating to wages, hours, immigration, discrimination, harassment, classification of employees and individual independent contractors, layoffs, plant closures, equal opportunity, the payment and withholding of Taxes, the maintenance and handling of personnel records, applicable Laws related to COVID-19 and the workplace, and occupational health and safety (collectively, the “Employment Laws”). Since the Reference Date, each member of the Company Group: (A) has in all material respects properly classified each person who has performed services for such member of the Company Group as an employee or independent contractor and as exempt or non-exempt under the Fair Labor Standards Act and similar state and local Law; and (B) has fully and timely paid all wages, salaries, wage premiums, commissions, bonuses, severance payments, expense reimbursements, fees, termination pay, vacation, and other compensation that has come due and payable to its employees, individual independent contractors, temporary employees, and other service providers as required under applicable Law or Contract. Except as set forth on Schedule 4.17(d), no member of the Company Group has any Liability as a joint employer with respect to any temporary employees leased or staffed through a third-party entity.

(e)                Each employee of the Company Group has signed a confidentiality agreement with its employer entity in the Company Group in the form provided to Buyer. Schedule 4.17(e) sets forth a complete list of all employees, individual independent contractors, consultants, and temporary employees who have executed a non-competition, non-solicitation and/or non-disparagement agreement with any member of the Company Group. To the Knowledge of the Company, no employee, individual independent contractor, or consultant is precluded from performing services for any member of the Company Group due to restrictive covenant obligations that are owed by such individual to a third-party and, to the Knowledge of the Company, no such individual is in breach of any restrictive covenant obligations by virtue of performing services to the Company Group.

4.18           Customers and Suppliers.

(a)                Schedule 4.18(a) lists each of the twenty (20) largest third-party suppliers (by dollar volume) of the Company Group, on a consolidated basis, during the 12-month period ending on September 30, 2023 (each, a “Material Supplier”) and the aggregate dollar value of purchases from each Material Supplier during such period.

(b)                Schedule 4.18(b) lists each of the fifty (50) largest third-party customers (by dollar value) of the Company Group, on a consolidated basis, during the 12-month period ending on September 30, 2023 (each, a “Material Customer”) and the aggregate dollar value of sales to each Material Customer during such period.

(c)                Except as set forth on Schedule 4.18(c), since December 31, 2022, no member of the Company Group has received any written or, to the Knowledge of the Company, verbal notice from any Material Supplier or Material Customer stating that such supplier or customer intends to cease to supply or use products or services to or of the Company Group, as applicable, or to terminate, not renew or materially change its relationship with the Company Group.

4.19           Brokerage. Except for TripleTree (whose fees owed by the Company Group in connection with the transactions contemplated hereby constitute Seller Transaction Expenses), the Company Group has no Liability for any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement.

4.20           Regulatory Compliance.

(a)                Compliance with Healthcare Laws. Except as set forth in Schedule 4.20(a): (i) each member of the Company Group is, and, at all times since the Reference Date, has been, in compliance in all material respects with all Healthcare Laws applicable to it or its business, properties or assets; (ii) no member of the Company Group has received any written notice or, to the Company’s Knowledge, other communication from any Governmental Body, that asserts any actual or suspected material noncompliance with any Healthcare Laws, or requiring or threatening to initiate any Action to terminate any of the Company Group’s services; (iii) there are no material Actions or other proceedings pending, threatened in writing, or, to the Knowledge of the Company, threatened verbally, against any member of the Company Group (including with respect to any of their directors, officers, members, stockholders, managers or employees, nor any other Person with an “ownership interest” or “indirect ownership interest” (as those terms are defined in 42 C.F.R. § 420.201), Licensed Personnel employed by, or providing services on behalf or at the direction of, the Company, or, to the Company’s Knowledge, contractors or agents) before any Governmental Body involving allegations of material noncompliance with applicable Healthcare Laws; (iv) to the Company’s Knowledge, no condition or state of facts exists (including with respect to any act, omission, event or circumstance) that would provide a valid basis for any such assertion of material noncompliance with any Healthcare Laws; and (v) to the Company’s Knowledge, no member of the Company Group is under investigation by any Governmental Body for material violation of, or failure to comply in any material respect with, any Healthcare Laws.

(b)                RCM Activities. Since the Reference Date, (i) all revenue cycle management activities, including coding, coding validation, claims submission (including appeals, management and adjustments made to such claims), collections and management of payments related to Payor Programs (“RCM Activities”) of the Company Group, have been conducted in material compliance with all Healthcare Laws and the requirements of all such Payor Programs, (ii) there are no audits, reviews or investigations by any Payor Programs that assert (or, to the Company’s Knowledge, other information that would reasonably indicate) that any RCM Activities have been conducted in material noncompliance with any Healthcare Laws or requirements of Payor Programs (and, to the extent of the Company’s Knowledge of such information, the Company Group has reviewed such information and put corrective measures in place or otherwise concluded that its practices are in compliance with such Healthcare Laws and Payor Program requirements), and (iii) except as set forth on Schedule 4.20(b) there has not been, and is not currently pending or, to the Company’s Knowledge, threatened, any material recoupment, repayment or damages sought, or investigation commenced, by any Payor Program, Governmental Body, contractor or customer from or of the Company Group or its customers related to services or products provided to any customer by any member of the Company Group. Since the Reference Date, to the Company’s Knowledge, (a) no member of the Company Group has submitted or caused to be submitted false or fraudulent claims (as such terms are defined under the Federal False Claims Act), for payment to any Payor Program, and (b) no member of the Company Group has been identified has having submitted or caused the submission of false or fraudulent claims for payment to any Payor Program.

(c)                Exclusions. No member of the Company Group, nor any of their directors, officers, members, stockholders, managers or employees, nor any other Person with an “ownership interest” or “indirect ownership interest” (as those terms are defined in 42 C.F.R. § 420.201) in any member of the Company Group, nor, any of the Licensed Personnel employed by, or providing services on behalf or at the direction of, the Company or, the Company’s Knowledge, contractors or agents, is or ever has been: (i) excluded from any Government Healthcare Program pursuant to 42 U.S.C. § 1320a-7 and its implementing regulations or engaged in any activities that are prohibited by or are cause for mandatory or permissive exclusion or civil or criminal penalties under any Healthcare Laws; (ii) “suspended” or “debarred” from selling products to the United States government or its agencies pursuant to the Federal Acquisition Regulation, relating to debarment and suspension applicable to federal government agencies generally (42 C.F.R. Subpart 9.4), or pursuant to any other applicable Law; (iii) debarred, disqualified, suspended or excluded from participation in any Government Healthcare Program or is listed on the list of excluded parties maintained by the United States General Services Administration or the Office of the Inspector General of the United States Department of Health and Human Services, or a comparable state healthcare exclusion listing, nor is any such debarment, disqualification, suspension or exclusion pending; (iv) subject to a civil monetary penalty assessed under Section 1128A of the Social Security Act, sanctioned, indicted or convicted of a crime, or pled nolo contendere or to sufficient facts, in connection with any allegation of violation of any Government Healthcare Program requirement or Healthcare Laws; or (v) made a party to any other Action by or on behalf of any Governmental Body that may prohibit her, him or it from selling products or proving services to any governmental or other purchase pursuant to applicable Law.

(d)                Corporate Integrity Agreements and Government Enforcement. No member of the Company Group, nor any of their directors, officers, members, managers or managing employees, nor any other Person with an “ownership interest” or “indirect ownership interest” (as those terms are defined in 42 C.F.R. § 420.201) in any member of the Company Group, nor, to the Company’s Knowledge, any of the Licensed Personnel, is or since the Reference Date, has been (i) a party to, or bound by, any Order, individual integrity agreement, corporate integrity agreement, corporate compliance agreement, deferred prosecution agreement, or other formal or informal agreement with any Governmental Body: (1) concerning compliance with applicable Healthcare Laws, (2) that requires the payment of money from the Company Group to any Governmental Body, (3) that requires any recoupment of money from the Company Group by any Governmental Body or third party, or (4) that prohibits any activity currently conducted by the Company Group; (ii) subject to any reporting obligations pursuant to a settlement agreement or corporate integrity agreement entered into with any Governmental Body related to applicable Healthcare Laws; or (iii) responding, or failing to respond to any search warrant or civil investigative demand by or from any Governmental Body relating to applicable Healthcare Laws.

(e)                Licensed Personnel. While performing services on behalf of the Company Group, to the Company’s Knowledge, the Licensed Personnel are, and at all times since the Reference Date have been, in compliance in all material respects with applicable Healthcare Laws, and, at all times since the Reference Date that such Persons have been Licensed Personnel and performing services for or on behalf of any member of the Company Group, hold all Healthcare Licenses required in the performance of their respective duties for the applicable member of the Company Group. Except as would not reasonably be expected to result in material non-compliance with any Healthcare Laws: (i) each Healthcare License held by the Licensed Personnel is in full force and effect and no suspension, revocation, termination, impairment, limitation, modification or non-renewal of any such Healthcare License is pending or, to the Company’s Knowledge, threatened. To the extent that Company Group bills or submits claims for items or services rendered by any Licensed Personnel to Payor Programs (or bills any other third parties for services rendered by Licensed Personnel for which, to the Company’s Knowledge, the third party will submit for payment under Payor Programs) under the name of a member of the Company Group, or on behalf or at the direction of, any member of the Company Group, all such activities and claims materially comply with applicable Healthcare Laws and Payor Program requirements.

(f)                 Compliance Program. The Company Group currently maintains, and since the Reference Date has maintained, a compliance program reasonably designed to promote compliance with Healthcare Laws that includes applicable policies, procedures and training (including on RCM Activities such as billing and coding and other items material to the Company Group’s businesses) for all employees and workforce members and that meets requirements under Healthcare Laws, to the extent applicable to the Company Group. The Company Group operates in material compliance with such compliance program and has provided to Buyer complete and accurate copies of all compliance program materials.

(g)                The Company Group operates its business in material compliance with the Federal Anti-Kickback Statute (and applicable state anti-kickback statute analogs), including with respect to all agreements between any member of the Company Group and its clients.

(h)                Provider Relief Funds. Schedule 4.20(h) sets forth all grants and the amounts of funds received and/or requested by the Company Group from the U.S. Department of Health and Human Services under the CARES Act Provider Relief Fund (the “PRF Payments”). Other than the PRF Payments that have already been received by the Company Group, no member of the Company Group has applied for any additional payments from the CARES Act Provider Relief Fund.

(i)                 Debt Collection Compliance. No member of the Company Group has engaged in any conduct, practice, or activity that would constitute a violation of the Fair Debt Collection Practices Act or any state Law regulating debt collection practices, including but not limited to licensure requirements.

4.21           Undisclosed Liabilities. There is no Liability, debt or obligation or claim against the Company Group, whether or not of a nature required to be reflected on a balance sheet prepared in accordance with GAAP, except for Liabilities and obligations (a) reflected, accrued, and reserved for in the Latest Balance Sheet (including as disclosed in the footnotes thereto), (b) that have arisen after the date of the Latest Balance Sheet in the ordinary course of business of the Company Group (which Liabilities are not material, individually or in the aggregate, and none of which is a Liability for breach of Contract, tort, or infringement or an Action or an environmental Liability), (c) would not have a Material Adverse Effect, (d) that are Seller Transaction Expenses, or (e) that are set forth on Schedule 4.21.

4.22           Anti-Corruption and Global Trade Laws. No member of the Company Group, nor any director, officer, employee, or to the Company’s Knowledge, any other Person acting on behalf of the Company Group (a) has offered, promised, provided, received, or authorized the provision of any money, property, or other thing of value, directly or indirectly, to or from any Person to improperly influence official action or secure an improper advantage, or has otherwise violated any Anti-Corruption Law; (b) has made any material false or fictitious records on the books and records of the Company Group; (c) is or has been a Restricted Party, has engaged in any dealings or transactions (directly or knowingly indirectly) with or for the benefit of any Restricted Party, or has otherwise violated any Global Trade Law; or (d) has been party to any voluntary or directed disclosures or actual or threatened legal proceedings or enforcement actions relating to any breach or suspected breach of Anti-Corruption Laws or Global Trade Laws related to the Company Group.

4.23           No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III OR THIS ARTICLE IV, ANY TRANSACTION DOCUMENT AND IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, NO MEMBER OF THE COMPANY GROUP, NOR ANY OTHER PERSON MAKES ANY REPRESENTATION OR WARRANTY, WRITTEN OR ORAL, STATUTORY, EXPRESS OR IMPLIED, WITH RESPECT TO THE COMPANY GROUP OR THEIR BUSINESS, OPERATIONS, ASSETS, STOCK, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS. BUYER HEREBY EXPRESSLY WAIVES ANY CLAIMS AND CAUSES OF ACTION AND ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS, IMPLIED, AT COMMON LAW, BY STATUTE OR OTHERWISE AND HEREBY DISCLAIMS RELIANCE UPON ANY STATEMENT MADE (OR OMITTED) OR INFORMATION PROVIDED OUTSIDE OF THE REPRESENTATIONS AND WARRANTIES SET FORTH IN THIS ARTICLE IV, ARTICLE III, ANY TRANSACTION DOCUMENT AND IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO, IN EACH CASE RELATING TO THE ACCURACY, COMPLETENESS OR MATERIALITY OF ANY INFORMATION, DATA OR OTHER MATERIALS (WRITTEN OR ORAL) HERETOFORE FURNISHED TO BUYER AND ITS REPRESENTATIVES BY OR ON BEHALF OF THE COMPANY GROUP OR SELLER. WITHOUT LIMITING THE FOREGOING, NO MEMBER OF THE COMPANY GROUP NOR SELLER, NOR ANY OTHER PERSON IS MAKING ANY REPRESENTATION OR WARRANTY TO BUYER WITH RESPECT TO ANY FINANCIAL PROJECTION OR FORECAST RELATING TO THE BUSINESS, OPERATIONS, ASSETS, LIABILITIES, CONDITION (FINANCIAL OR OTHERWISE) OR PROSPECTS OF THE COMPANY GROUP AND THE COMPANY GROUP HEREBY EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR, OR ANY USE OR RELIANCE BY THE BUYER AND ITS REPRESENTATIVES OF ANY STATEMENT MADE (OR OMITTED), OR INFORMATION PROVIDED, OUTSIDE OF THE REPRESENTATIONS AND WARRANTIES SET FORTH IN ARTICLE III OR ARTICLE IV, ANY TRANSACTION DOCUMENT AND IN ANY CERTIFICATE DELIVERED PURSUANT HERETO OR THERETO AND NOTWITHSTANDING THE FOREGOING, NOTHING IN THIS AGREEMENT SHALL RESTRICT OR IMPAIR THE ABILITY OF BUYER OR ANY OF ITS AFFILIATES FROM BRINGING A CLAIM ARISING OUT OF OR IN CONNECTION WITH FRAUD (AS DEFINED IN ARTICLE X).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Seller and the Company, as of the date hereof and as of Closing, except to the extent any such representation and warranty expressly relates to an earlier date (in which case, as of such earlier date), as follows:

5.01           Organization and Power. Buyer is a corporation, duly organized, validly existing and in good standing under the Laws of the state of its organization, with full organizational power and authority to enter into this Agreement and perform its obligations hereunder and to consummate the transactions contemplated hereby.

5.02           Authorization; Valid and Binding Agreement. The execution, delivery and performance of this Agreement and each other Transaction Document to which Buyer is, or at Closing, will be, a party by Buyer and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any agreements to be entered into at Closing, will be) duly and validly executed, delivered and authorized by all requisite action on the part of Buyer, and no other proceedings on Buyer’s part are necessary to authorize the execution, delivery or performance of this Agreement or any other Transaction Document to which Buyer is now, or at Closing, will be, a party. This Agreement and each other Transaction Document to which Buyer is, or at Closing, will be, a party constitutes a legal, valid and binding obligation of Buyer, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization or moratorium Laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies.

5.03           No Breach. The execution, delivery and performance of this Agreement or any Transaction Document to which Buyer is a party by Buyer and the consummation of the transactions contemplated hereby and thereby do not (a) violate any provision of the organizational documents of Buyer, (b) conflict with or result in any breach of any Law, statute, rule or regulation or Order, judgment or decree to which Buyer is subject, or require any authorization, filing, consent, approval, exemption or other action by or written notice to any Governmental Body, in each case other than as required under the HSR Act, (c) violate, result in a breach of, or constitute a default under, give rise to any right of termination, cancelation, acceleration under loss of any benefit under, or require the consent of or any notice to any third party that has not been obtained, whether under any Contract, license, Permit, or other agreement, instrument, or commitment to which Buyer is bound, or (d) result in the creation or imposition of a Lien on assets or property of Buyer except, in the case of clauses (b), (c) and (d), as would not have Buyer Material Adverse Effect. Buyer is not a party to any agreement or other transaction that would be reasonably expected to impose a material delay in satisfying the condition set forth in Section 7.02(d).

5.04           Litigation. There are no material Actions pending or, to Buyer’s knowledge, threatened in writing against or involving Buyer, at Law or in equity, or before or by any Governmental Body, which would reasonably be expected to materially affect the legality, validity or enforceability of, or adversely affect Buyer’s performance under, this Agreement or the Transaction Documents or the consummation of the transactions contemplated hereby or thereby.

5.05           Brokerage. Except as set forth on Schedule 5.05, there are no claims for brokerage commissions, finders’ fees or similar compensation payable by Buyer in connection with the transactions contemplated by this Agreement.

5.06           Investment Representation. Buyer is acquiring the Interests for its own account with the present intention of holding such securities for investment purposes and not with a view to, or for sale in connection with, any distribution (as such term is used in Section 2(a)(11) of the Securities Act) of such securities in violation of any federal or state securities laws. Buyer is an “accredited investor” as defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. Buyer acknowledges that it is informed as to the risks of the transactions contemplated hereby and of ownership of the Interests. Buyer acknowledges that the Interests have not been registered under the Securities Act, or any state or foreign securities laws and that the Interests may not be sold, transferred, offered for sale, assigned, pledged, hypothecated or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition is pursuant to the terms of an effective registration statement under the Securities Act, and the Interests are registered under any applicable state or foreign securities laws or sold pursuant to an exemption from registration under the Securities Act, and any applicable state or foreign securities laws.

5.07           Financial Ability. As of the Closing, Buyer will have the financial capability and all sufficient cash, available credit, or other resource of immediately available funds, on hand necessary to consummate the transactions contemplated by this Agreement on the terms and subject to the conditions set forth herein and to satisfy all of Buyer’s payment obligations contemplated by this Agreement to be paid at the Closing. Buyer has delivered to the Company a true, complete and correct copy of an executed equity commitment letter, dated as of the date hereof (the “Equity Commitment Letter”), from Aquiline Financial Services Fund V, L.P. (“Sponsor”), pursuant to which Sponsor has agreed, on the terms and subject to the conditions set forth or referenced therein, to provide equity financing to Buyer (directly or indirectly) in the amounts set forth therein (the “Equity Financing”). The Equity Commitment Letter is a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, each other party thereto, and enforceable against Buyer and, to the knowledge of Buyer, each other party thereto in accordance with its terms, in each case, except as enforceability may be limited by bankruptcy laws, other similar laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies. Assuming the satisfaction of the conditions set forth in Section 2.01 and Section 2.02 hereof, Buyer has no reason to believe that any of the conditions to the Equity Financing contemplated in the Equity Commitment Letter will not be satisfied or that the Equity Financing contemplated by the Equity Commitment Letter will not be available as of the Closing. The aggregate proceeds of the Equity Financing will be sufficient to pay all amounts required to be paid by Buyer on the Closing Date in connection with the consummation of the transactions contemplated by this Agreement. Buyer affirms that it is not a condition to Closing or to any of its obligations under this Agreement that Buyer obtains financing for the transactions contemplated by this Agreement.

5.08           Solvency. Buyer is not entering into the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Buyer, Seller or the Company. Buyer is currently Solvent and, assuming the accuracy of the representations and warranties of the Company and Seller set forth herein and that the Company Group on a consolidated basis, is solvent immediately prior to the Closing, upon consummation of the transaction contemplated hereby, Buyer and the Company Group will remain Solvent on a consolidated basis. As used in this paragraph, the term “Solvent” means, with respect to a particular time, that at such time (i) the sum of the assets of such Person will exceed its debts, (ii) such Person has not incurred debts beyond its ability to pay such debts as such debts mature, and (iii) such Person has sufficient capital with which to conduct its business.

5.09           No Other Information.

(a)                Buyer acknowledges and agrees that, (i) except for the representations and warranties contained in Article III and Article IV of this Agreement, any Transaction Document and in any certificate delivered pursuant hereto or thereto, none of Seller, the Company Group, or any other Person on behalf of Seller or the Company Group makes any express or implied representation or warranty with respect to Seller or any member of the Company Group or with respect to any other information provided to Buyer or its representatives in connection with the transactions contemplated hereby, and (ii) none of Seller, the Company Group, or any other Person will have or be subject to any liability or indemnification obligation to Buyer or any other Person resulting from the distribution to Buyer or its representatives, or Buyer’s use of, or reliance on, any such information, including any information, documents, projections, forecasts or other material made available to Buyer or its representatives in an electronic “dataroom,” management presentations, or offering memoranda in expectation of the transactions contemplated hereby, unless and to the extent any such information is covered by a representation or warranty contained in Article III or Article IV of this Agreement, any Transaction Document and in any certificate delivered pursuant hereto or thereto.

(b)                Buyer acknowledges and agrees that it (i) has had an opportunity to discuss the business and affairs of the Company Group with the management of the Company, (ii) has had reasonable access to (A) the books and records of the Company Group and (B) the electronic dataroom maintained in connection with the transactions contemplated hereby, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company, (iv) is a sophisticated purchaser, and (v) has conducted to its satisfaction an independent investigation review and analysis of the Company Group, the business and the transactions contemplated hereby with the assistance of its expert advisors, including legal counsel, and has relied solely on the results of its own independent investigation and has not relied on any representation, warranty or other statement of Seller, any member of the Company Group, or by any Person on behalf of Seller or any member of the Company Group other than the representations and warranties of Seller or the Company expressly contained in Article III and Article IV of this Agreement, any Transaction Document and in any certificate delivered pursuant hereto or thereto and that all other representations and warranties are expressly and specifically disclaimed.

ARTICLE VI

CERTAIN PRE-CLOSING COVENANTS OF SELLER AND THE COMPANY

6.01           Conduct of the Business.

(a)                From the date hereof until the earlier of (x) the Closing Date and (y) the valid termination of this Agreement pursuant to Section 8.01 (such period, the “Interim Period”), except as set forth on Schedule 6.01(a), consented to in writing by Buyer (which consent will not be unreasonably withheld, conditioned or delayed), required in connection with, directly or indirectly, COVID-19 or the Coronavirus Pandemic, or as expressly contemplated or required by this Agreement, the Company will: (i) conduct its business in the ordinary course of business; and (ii) use commercially reasonable efforts to preserve its present commercial relationships, in all material respects, with its vendors, customers and Key Employees and other Persons with whom the Company Group has similar relationships, and to preserve the present operations, organization and goodwill of each of the foregoing.

(b)                During the Interim Period, except as otherwise set forth on Schedule 6.01(b), consented to in writing by Buyer (which consent will not be unreasonably withheld, conditioned or delayed), or as expressly contemplated by this Agreement, no member of the Company Group shall take any action that, if taken prior to the date hereof, would be required to be disclosed pursuant to Section 4.06 or Section 4.08(k).

(c)                Notwithstanding anything herein to the contrary, the Company Group may use all available Cash to pay any Seller Transaction Expenses or Indebtedness, for distributions or dividends, or for any other purpose prior to the Measurement Time.

6.02           Conditions. During the Interim Period, subject to the terms and conditions herein provided and except as otherwise expressly set forth herein, Seller and the Company will each use reasonable best efforts to take or cause to be taken all actions to do or cause to be done and assist and cooperate with Buyer in doing all things reasonably necessary, proper, or advisable, to consummate the transactions contemplated hereby as soon as reasonably possible. Each of the Parties acknowledge and agree that nothing contained in this Section 6.02 will limit, expand, or otherwise modify in any way any cooperation covenants expressly provided in any other provision of this Agreement, including any obligation of the Company pursuant to Section 7.02(d).

6.03           Consents and Notices. During the Interim Period, the Company and Seller shall give notices to the applicable third parties, and shall use commercially reasonable efforts (which shall not include the payment of a consent or similar fee) to cause the Company to obtain any applicable third party consents, in each case, as requested by Buyer, including those set forth on Schedule 6.03.

6.04           Access to Information. Unless this Agreement is terminated in accordance with Article VIII and unless prohibited by Law, the Company shall permit Buyer and its representatives access, upon reasonable prior written notice to the Company and during normal business hours throughout the Interim Period, to the properties, books and records of the Company Group under the supervision of the Company’s personnel and in such a manner as not to unreasonably interfere with the normal operations of the Company Group. Any access under this Section 6.04 shall be subject to such reasonable additional limitations as the Company Group may reasonably require to prevent disclosure of the transactions contemplated hereby and/or the material disruption of the business of the Company Group. Notwithstanding anything to the contrary in this Agreement, Seller and the Company Group shall not be required to disclose any information to Buyer or its representatives if such disclosure would: (a) cause significant competitive harm to the Company Group or their business if the transactions contemplated hereby are not consummated; (b) jeopardize any attorney-client or other privilege; or (c) contravene any Law or Order of any Governmental Body, fiduciary duty or contract, provided that in the case of clauses (a) and (c), the parties shall cooperate in good faith to provide information to Buyer in a compliant manner. Buyer acknowledges that Buyer is and remains bound by the Confidentiality Agreement between Aquiline Capital Partners LLC and TripleTree, LLC, dated April 13, 2023 (the “Confidentiality Agreement”).

6.05           Financing Cooperation.

(a)                Prior to the Closing, each member of the Company Group shall use its reasonable best efforts to, and shall cause their respective managers, officers, employees, agents, advisors and representatives to use reasonable best efforts to, provide to Buyer such cooperation as is reasonably requested by Buyer in connection with the arrangement and consummation of any debt financing to be incurred on the Closing Date in connection with the transactions contemplated hereunder (the “Debt Financing”), including (i) upon reasonable advance notice and normal business hours of the Company Group, causing appropriate senior officers of the Company Group to participate in a reasonable number of meetings and presentations (or other sessions with the Debt Financing Sources) reasonably required in connection with the Debt Financing, (ii) providing the Required Information; (iii) assisting with obtaining customary legal opinions, insurance certificates and endorsements and other customary documentation and items contemplated by the Debt Financing as reasonably requested by Buyer; (iv) assisting in the giving of guarantees and the granting of a security interest (and perfection thereof) in collateral, including obtaining releases of existing liens; (v) obtaining a certificate of the chief financial officer or person performing similar functions of the Company with respect to solvency matters, which certificate would be effective as of the Closing; (vi) furnishing no later than four (4) Business Days prior to the Closing all reasonably requested documentation and other information required by a Governmental Body under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001, but in each case, solely as relating to the Company Group and solely to the extent requested at least nine (9) days prior to the Closing; and (vii) assisting in the preparation, execution and delivery of one or more credit agreements, pledge and security documents (including customary schedules relating thereto) and other definitive financing documents as may be reasonably requested by Buyer. The Company Group hereby consent to the reasonable use of their logos, names, and trademarks in connection with the Debt Financing; provided, however, that such logos, names and trademarks are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company Group or the reputation or goodwill of the Company Group or any of their respective products, services, offerings or intellectual property rights. The Company Group shall not be required, under the provisions of this Section 6.06 or otherwise in connection with the Debt Financing, to pay any commitment or other similar fee prior to the Closing that is not advanced or substantially simultaneously reimbursed by Buyer. Buyer shall indemnify, defend, and hold harmless the Company Group from and against any and all liabilities, losses, damages, claims and reasonable and documented out-of-pocket expenses suffered or incurred by them in connection with the Debt Financing and their assistance to Buyer in connection with the Debt Financing and any information utilized in connection therewith except to the extent such liabilities, losses, damages, claims or expenses arose out of or resulted from (A) information furnished by or on behalf of the Company Group or (B) the willful misconduct, gross negligence, fraud or intentional misrepresentation of the Company Group or any of their respective managers, officers, employees, agents, advisors and representatives.

(b)                The actions contemplated in this Section 6.05 with respect to the Debt Financing do not and shall not (i) require such cooperation from the Company Group to the extent that it would require any member of the Company Group or their respective managers, officers, employees, agents, advisors and representatives to incur any monetary liability, pay any fees, reimburse any expenses, or provide any indemnity, in each case, prior to the Closing that is not contingent on the Closing or for which Buyer is not obligated to reimburse or indemnify such Person under this Agreement, or take any action that directly and in and of itself results in a breach by any member of the Company Group of this Agreement or cause any condition to closing set forth in Article II not to be satisfied, (ii) require the execution of any definitive agreement in respect of the Debt Financing by any member of the Company Group (other than customary authorization and representation letters) which definitive agreement is not contingent upon the Closing, (iii) require any director, manager or officer to execute or deliver any document or instrument: (A) other than in such person’s capacity as a director, manager or officer upon or following the Closing and solely on behalf of the applicable member of the Company Group (and not in any personal capacity) or (B) if such person believes in good faith that any representation, warranty or certification contained therein is not true, (iv) require such cooperation to the extent it would unreasonably interfere with the operations of the Company Group or create a material risk of damage or destruction to any property or assets of any member of the Company Group, (v) require any member of the Company Group or their respective managers, officers, employees, agents, advisors and representatives to be the issuer of any securities or issue any offering document prior to Closing, (vi) require any member of the Company Group or their respective managers, officers, employees, agents, advisors and representatives to provide any information the disclosure of which is prohibited by applicable Law or contract (and which contract was not entered into for purposes of avoiding the obligations hereunder) (provided that such member of the Company Group will notify the Buyer that such information is being withheld and will use reasonable best efforts to provide such information in a manner that would not violate such applicable Law or contract), (vii) require any member of the Company Group or their respective managers, officers, employees, agents, advisors and representatives to deliver any financial information in a form not reasonably able to be prepared by the Company Group, (viii) require any member of the Company Group or their respective managers, officers, employees, agents, advisors and representatives to take any action that is prohibited by Law, the Organizational Documents of any member of the Company Group (without giving effect to any amendment thereto entered into for the purposes of avoiding the obligations hereunder) or any material contract to which it is a party (and which contract was not entered into for purposes of avoiding the obligations hereunder) or (ix) require any member of the Company Group or their respective managers, officers, employees, agents, advisors and representatives to deliver any pro forma financial statements (it being understood that the foregoing shall not limit the obligations of the Company Group and their respective managers, officers, employees, agents, advisors and representatives to provide any historical information necessary for the Buyer to prepare such pro forma financial statements).

(c)                The Parties acknowledge and agree that the provisions contained in this Section 6.05 represent the sole obligation of each member of the Company Group and their respective managers, officers, employees, agents, advisors and representatives with respect to cooperation in connection with the arrangement of the Debt Financing to be obtained by Buyer with respect to the transactions contemplated hereby, and no other provision of this Agreement shall be deemed to expand or modify such obligations. For the avoidance of doubt, neither the receipt nor the availability of the Debt Financing shall be a condition to the Buyer’s obligations under this Agreement.

6.06           Exclusivity. During the period from the date of this Agreement through the Closing or the earlier termination of this Agreement pursuant to Article VIII, Seller and the Company Group shall not and, and shall cause their Affiliates and direct their Representatives not to, directly or indirectly take or permit any other Person on its behalf to take any action to initiate, solicit authorize, facilitate, recommend, propose, knowingly encourage or engage in discussions or negotiations with, or provide any information to, any Person (other than Buyer and its representatives) concerning any purchase of the Interests, any merger involving the Company Group, any sale of all or substantially all of the assets of the Company Group.

6.07           Section 280G Approval. Prior to the Closing, the Company will use commercially reasonable efforts to (a) request from each Person who is a “disqualified individual” within the meaning of Section 280G of the Code (collectively, the “Waivers”) and who has a right to any payments or benefits as a result of or in connection with the transactions contemplated herein that would be deemed to constitute “parachute payments” within the meaning of Section 280G of the Code, a waiver of such Person’s rights to some or all of such payments or benefits applicable to such Person so that all remaining payments or benefits applicable to such Person will not be deemed to be parachute payments (collectively, the “Waived Payments”), and (b) following the execution of any Waivers described in clause (a), solicit the approval of the equity holders of AHS HoldCo, Inc. in a manner that complies with Section 280G(b)(5)(B) of the Code (the “280G Shareholder Vote”). At least five (5) Business Days prior to requesting the Waivers, the Company shall provide drafts of all waivers, consents, disclosures, and calculations prepared in connection with the actions described in this Section 6.07 to Buyer and its counsel for its review and comment and shall consider such comments in good faith. Prior to the Closing, the Company shall deliver to Buyer and its counsel evidence that an effective 280G Shareholder Vote was solicited and that either (a) the requisite shareholder vote was obtained or (b) the requisite shareholder vote was not obtained and no Waived Payments shall be made. Notwithstanding anything to the contrary in this Section 6.07 or otherwise contained herein, to the extent Buyer has provided materially inaccurate information, or Buyer’s omission of material information has resulted in materially inaccurate information, with respect to any payments made or to be made or benefits granted or to be granted pursuant to any employment agreement or other agreement, arrangement or contract entered into or negotiated by Buyer or its Affiliates, this Section 6.07 will not be deemed to have been breached by the Company to the extent any such breach was caused by such materially inaccurate or omitted information.

6.08           Receivership Matters. During the Interim Period, Seller shall, and shall cause its Affiliates to, keep Buyer reasonably apprised with respect to any material developments relating to the Receivership Order.  In the event that any additional consent, notice, approval or filing is required in connection with this Agreement or the transactions contemplated hereby in connection with or as a result of the Receivership Order (a “Receivership Required Consent”), Seller shall (subject to the last sentence of this Section 6.08), promptly notify Buyer of such requirement and shall, and shall cause its Affiliates to, use its commercially reasonable efforts to obtain such Receivership Required Consent so as to enable the consummation of the transactions contemplated by this Agreement to occur as expeditiously as possible (and in any event no later than the End Date). Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyer in connection with obtaining any Receivership Required Consent, including by consulting with Buyer and its outside counsel in advance, to the extent practicable, and considering in good faith the views of Buyer and its outside counsel, in connection with any proposed substantive communications with any Governmental Body or the Receiver in connection with obtaining any Receivership Required Consent.  Notwithstanding anything in this Agreement to the contrary, Seller shall, and shall cause its Affiliates to, promptly furnish Buyer with copies of material notices or other material communications from any Governmental Body or the Receiver received by Seller or its Affiliates in connection with any Receivership Required Consent to the extent not prohibited by applicable Law and shall provide Buyer with copies of draft filings or submissions to any Governmental Body or the Receiver in connection with any Receivership Required Consent, and allow Buyer time to provide comment prior to submission, to the extent practicable.  Notwithstanding anything in this Agreement to the contrary, Seller shall not, and shall cause its Affiliates not to, commit to or agree with any Governmental Body or the Receiver to not consummate the transactions contemplated hereby. Notwithstanding anything to the contrary contained herein, during any time in which any stay of the Receivership Order is in effect, all uses of “Receiver” in this Agreement shall refer to the monitor empowered by such stay, to the extent applicable.

ARTICLE VII

ADDITIONAL COVENANTS OF BUYER

7.01           Access to Books and Records. For a period of seven (7) years after the Closing, Buyer shall cause the Company Group to provide Seller and its authorized representatives with reasonable access (for the purpose of examining and copying), during normal business hours and upon reasonable prior written notice, to the personnel, books and records of the Company Group with respect to periods or occurrences prior to or on the Closing Date in connection with compliance with applicable Law, tax or accounting purposes or financial statements preparation, whether or not relating to or arising out of this Agreement or the transactions contemplated hereby (except as restricted by any applicable confidentiality obligations of Buyer and/or the Company Group) under the supervision of the Buyer’s or Company’s personnel and in such a manner as not to interfere with the normal operations of the Company Group; provided, however, that such access (i) shall be subject to any applicable Laws relating to privacy or data protection, (ii) shall not unreasonably disrupt personnel, operations and properties of the Company and (iii) such access shall be subject to customary confidentiality obligations. For a period of seven (7) years after the Closing, unless otherwise consented to in writing by Seller (not to be unreasonably withheld, conditioned or delayed), Buyer shall not, and shall not permit any member of the Company Group to, destroy, alter or otherwise dispose of any books and records of any member of the Company Group, or any portions thereof, relating to periods prior to the Closing without first offering to surrender to Seller such books and records or such portions thereof and giving Seller a reasonable amount of time to accept such offer. Buyer and the Company Group, on the one hand, and Seller, on the other hand, shall cooperate with and make available to each other and their respective representatives during normal business hours all information, records, data and working papers, and shall permit access to its facilities and personnel, senior management, accountants, and advisors, as may be reasonably required in connection with any litigation, dispute, audit, claim, or investigation.

7.02           Director and Officer Liability and Indemnification.

(a)                For a period of six (6) years after the Closing, Buyer shall not, and shall not permit the Company Group to, amend, repeal or modify any provision in any member of the Company Group’s certificate of formation, limited liability company agreement, or other equivalent governing documents, or in any indemnification agreement provided to Buyer between a member of the Company Group and any current or former officers, directors or managers of any member of the Company Group (each, a “D&O Indemnified Person”), in each case existing as of the date hereof in a manner that would adversely affect the rights to exculpation, indemnification or advancement of expenses of any D&O Indemnified Person (unless required by Law), it being the intent of the Parties that the D&O Indemnified Persons will continue to be entitled to such exculpation, indemnification and advancement of expenses to the full extent of the Law.

(b)                Buyer shall, or shall cause the Company Group to, at Buyer’s expense, at the Closing, obtain and fully pay for, and following the Closing maintain in effect, irrevocable “tail” insurance policies naming the D&O Indemnified Persons as direct beneficiaries (with respect to matters existing or occurring at or prior to the Closing) with a coverage period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company Group’s current insurance carrier with respect to directors’ and officers’ liability insurance in an amount and scope of coverage at least as favorable as the Company Group’s existing policies (the “Tail Policy”). Buyer shall not, and shall cause the Company Group not to, cancel or change such insurance policies in any respect.

(c)                In the event that all or substantially all of the equity or assets of any member of the Company Group are sold, or any member of the Company Group merges or otherwise combines with another Person, in each case whether in one transaction or a series of transactions, then Buyer and the Company Group will, in each such case, ensure that the successors and assigns of the Company Group, as applicable, assume the obligations set forth in this Section 7.02. The provisions of this Section 7.02(c) will apply to all of the successors and assigns of the Company Group.

(d)                Regulatory Filings.

(i)                 Buyer shall, within five (5) Business Days after the date hereof, make or cause to be made all filings and submissions under the HSR Act, for the consummation of the transactions contemplated hereby. Buyer shall pay all fees associated with all filings and submissions referred to in this Section 7.02(d).

(ii)               Each of the Parties shall comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions by any Governmental Body. Without limiting any other provision hereof, in furtherance of the foregoing, Buyer agrees (on behalf of itself and each of its controlled Affiliates) to use its reasonable best efforts to take or cause to be taken any and all actions reasonably necessary, proper or advisable to avoid, eliminate and resolve any and all impediments under the HSR Act or trade regulation law that may be asserted by any Governmental Body (including the Federal Trade Commission or the Antitrust Division of the U.S. Department of Justice or state attorney general) or any other Person with respect to the transactions contemplated by this Agreement so as to enable the consummation of the transactions contemplated by this Agreement to occur as expeditiously as possible (and in any event no later than the End Date) and to obtain all consents, approvals and waivers under the HSR Act and other trade regulation laws that may be required by any Governmental Body, including any such actions necessary, proper or advisable to avoid the entry of, or to have vacated or terminated, any decree, decision, order or judgment that would restrain, prevent or delay the consummation of the transactions contemplated hereby, on or before the End Date. In furtherance of the foregoing, Buyer shall be required to consent to any divestiture, transfer, license, sale, disposition, hold separate or otherwise take or commit to any other action that would limit Buyer’s freedom of action with respect to, or its ability to retain one or more of its respective operations, divisions, businesses, product lines, customers, assets or rights or interests or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement, in order to obtain clearance from any Governmental Body.

(iii)             Except as specifically required by this Agreement, during the Interim Period, Buyer shall not take any action, or refrain from taking any action, that would reasonably be expected to delay or impede the obtaining of clearance or the expiration of the required waiting periods under the HSR Act or any other trade regulation Laws.

(iv)              Each of the Parties shall keep the other Parties reasonably apprised of the status of all filings and submissions referred to in this Section 7.02(d), including promptly furnishing the other Parties with copies of notices or other communications received by such Party in connection therewith to the extent not prohibited by applicable law; provided that any Party may designate any competitively sensitive materials provided under this Section 7.02(d) as for the review of the other Parties’ legal counsel only, in which case such materials shall only be given to the other Parties’ legal counsel and shall not be disclosed to any Affiliates, employees, officers or directors of the other Parties without the disclosing party’s prior written consent. Each of the Parties shall provide the other Parties with copies of draft filings or submissions to any Governmental Body referred to in this Section 7.02(d), with the exception of HSR filings, and allow time for the other Parties to provide comment prior to submission. Each of the Parties shall not permit any of its officers, employees or other representatives or agents to participate in any meeting with any Governmental Body in respect of any filing, investigation or inquiry concerning the transaction without consulting with the other Parties in advance and, to the extent permitted by such Governmental Body, giving the other Parties the opportunity to attend and participate thereat. Neither Party shall agree to extend any waiting period under the HSR Act or any other trade regulation law without the prior written consent of the other Parties.

(v)                Notwithstanding the foregoing or anything in this Agreement to the contrary, the provisions of this Section 7.02(d) (and the parties obligations relating thereto) shall not apply to any Receivership Required Consent, which shall be governed exclusively by Section 6.08.

7.03           Conditions. During the Interim Period, subject to the terms and conditions herein provided and except as otherwise expressly set forth herein, Buyer shall use reasonable best efforts to take or cause to be taken all actions to do or cause to be done and assist and cooperate with the other Parties in doing all things reasonably necessary, proper, or advisable, to consummate the transactions contemplated hereby as soon as reasonably possible. Each of the Parties acknowledges and agrees that nothing contained in this Section 7.03 will limit, expand, or otherwise modify in any way any cooperation covenants expressly provided in any other provision of this Agreement, including any obligation of the Company pursuant to Section 7.02(d).

7.04           Contact with Clients and Other Business Relations. Prior to the Closing, except as otherwise expressly authorized pursuant to the terms of this Agreement, Buyer shall not (and shall not permit any of Buyer’s representatives or Affiliates to) contact and/or communicate with the employees, clients, suppliers, customers, or other business relations of the Company Group without prior consultation with and written approval of Seller (which approval shall not be unreasonably withheld, conditioned, or delayed); provided that the foregoing shall not prohibit Buyer from contacting, in the ordinary course of business, any client of the Company Group, in each case, not in connection with the transactions contemplated by this Agreement.

7.05           Employee Matters.

(a)                For one (1) year following the Closing Date (or until the date of termination of the relevant employee, if earlier), Buyer shall, or shall cause its Subsidiaries to, provide to the employees of any member of the Company Group as of the date hereof, including employees not actively at work due to injury, vacation, military duty, disability or other leave of absence, who continue to be employed by any member of the Company Group during any portion of this one-year period (“Company Employees”) with (i) as to the Company Employee at least the same level of base salary or hourly wage rate, as the case may be, that was provided to such Company Employee immediately prior to the Closing, (ii) annual cash bonus opportunities, other than any equity or equity-based, defined benefit pension, post-termination welfare, change in control, severance, deferred compensation, retention, equity or equity-based incentive opportunities (collectively, the “Excluded Benefits”) that are at least as favorable in the aggregate as the target annual cash bonus opportunities (but not change in control, severance, deferred compensation, retention, equity or equity-based incentive opportunities) in effect with respect to the Company Employee immediately prior to the Closing, (iii) severance pay and benefits to Company Employees who incur a “qualifying termination” at any time during the one (1) year period following the Closing at levels that are at least as favorable in the aggregate as the levels of such severance pay and benefits as in effect under the applicable Plans immediately prior to the Closing (where, for such purpose, “qualifying termination” shall mean any termination of employment that would have resulted in severance pay and benefits under such Plan if such termination had occurred immediately prior to the Closing), and (iv) other employee benefits (other than the Excluded Benefits) that are comparable in the aggregate to those provided to Company Employees immediately prior to the Closing.

(b)                Following the Closing Date, Buyer shall, or shall cause its Affiliates to, honor all vacation, sick pay and other paid time off for Company Employees accrued but unused as of the Closing Date, on terms and conditions not less favorable than the terms and conditions in effect immediately prior to the Closing Date.

(c)                To the extent that Company Employees are eligible to participate in the employee benefit plans of Buyer and its Affiliates following the Closing Date, Buyer shall use reasonable best efforts to credit periods of employment with the Company Group and any of their respective predecessors for purposes of determining eligibility, vesting, and (solely for paid time off) level of benefits for the Company Employee under all employee benefit plans, programs, policies or arrangements of Buyer or its Subsidiaries in which such Company Employee is eligible to participate on or following the Closing Date (other than the Excluded Benefits) (each, a “Buyer Benefit Plan”), in each case, to the same extent such service was recognized under a comparable Plan for the same purpose prior to the Closing; provided, however, that no such crediting of service shall result in duplication of benefits or compensation for the same period of service.

(d)                With respect to each Buyer Benefit Plan that is a group health plan that in the plan year in which the Closing occurs replaces coverage under a comparable Plan in which the Company Employee participated immediately prior to the Closing Date, Buyer shall, or shall cause its Subsidiaries to use commercially reasonable efforts to (i) waive all preexisting condition exclusions, evidence of insurability or good health, waiting periods, actively-at-work exclusions or other limitations with respect to participation and coverage requirements applicable to the Company Employee solely to the extent waived or satisfied under the comparable Plan in which such Company Employee participated immediately prior to the Closing Date, and (ii) credit the Company Employee for any applicable amounts paid or eligible expenses incurred (whether in the nature of co-payments or coinsurance amounts, amounts applied toward deductibles or other out-of-pocket expenses) by such Company Employee (and his or her covered spouses, dependents or beneficiaries) under the terms of the Plan toward satisfying any applicable deductible, co-payment, coinsurance, maximum out-of-pocket requirements and like adjustments or limitations under the applicable Buyer Benefit Plan that replaces such Company Employee for the plan year in which the Closing Date occurs.

(e)                Nothing contained in this Section 7.05 or any other provision of this Agreement, expressed or implied, shall give any Person, other than the Parties any rights or remedies of any nature whatsoever, including but not limited to any right to employment or service or continued employment or service or any particular term or condition of employment or service with the Company or Buyer or any of its Affiliates, under or by reason of this Section 7.05 and no provision of this Section 7.05 shall create any third party beneficiary rights in any other Person, including any current or former employee, director, officer, consultant or other individual service provider of the Company, to enforce the provisions of this Section 7.05 or any other matter related thereto or shall be construed to establish, amend or modify any Plan or any compensation or benefit plan, program, policy or arrangement or to limit the ability of Buyer or any of its Affiliates (including following the Closing the Company) to amend, modify or terminate any benefit or compensation plan, program, policy, agreement, contract or arrangement. Nothing in this Section 7.05 shall be construed to limit the ability of Buyer or any of its Affiliates (including following the Closing the Company) to terminate the employment or service of any Person at any time and for any or no reason.

7.06           DESPA Litigation and Holdback. No later than 10 (ten) Business Days following the earlier of (a) the Holdback Deadline or (b) the date that a Governmental Body enters a final and non-appealable Order that, together with any prior Orders, resolves all Actions related to the DESPA Litigation (whether such Order is the result of a settlement by the applicable members of the Company Group and the counterparty to the DESPA Litigation or any other determination by such Governmental Body) (a “DESPA Order”), Buyer shall pay to the Seller by wire transfer of immediately available funds to the account(s) designated in writing to Buyer by Seller an amount (if any) equal to (A) the DESPA Litigation Holdback Amount minus (B) an amount equal to the amount of any judgment or settlement, reasonable attorneys’ fees, court fees and other reasonable fees or costs of litigation or similar expenses (including experts’ fees) incurred, paid or payable by Buyer or the applicable members of the Company Group in relation to the DESPA Litigation (it being understood that this clause (B) shall not include any amounts that are recovered or reimbursed by Buyer or the Company Group from its existing insurance policies) (collectively, “DESPA Litigation Costs”). If the DESPA Litigation Costs exceed the DESPA Litigation Holdback Amount, no additional amount shall be owed or payable to Seller in respect of the DESPA Litigation Holdback Amount. In the event that Buyer or the Company Group learns of any DESPA Order issued prior to the Holdback Deadline or seeks to engage in any settlement relating the DESPA Litigation, the Company Group and Buyer shall (x) use reasonable best efforts to first seek recovery for any DESPA Litigation Costs pursuant to its existing insurance policies, including any E&O policy or applicable tail policy, (y) provide all such documentation regarding the DESPA Order, along with any relevant correspondence with applicable insurance carriers, to the Seller, and (z) reasonably consult with Seller as to any actions to be undertaken by the Company Group with respect thereto. For the avoidance of doubt, recourse against the DESPA Litigation Holdback Amount as provided in this Section 7.06 shall be Seller’s sole liability or obligation with respect to the DESPA litigation. The release or payment of the DESPA Holdback Release Amount shall be treated as an adjustment for Tax purposes to the Final Purchase Price to the extent permitted by Law.

7.07           MFCU Matter and Holdback. To the extent that, prior to the Holdback Deadline, MFCU assesses (or expresses its intent to assess) any penalties, damages, or other liabilities against any member of the Company Group arising from the MFCU Matter (the “MFCU Matter Penalties Amount”), then Buyer shall (a)  provide all such documentation received in connection with such matter to Seller, and (b) reasonably consult with Seller as to any actions to be undertaken by the Company Group with respect thereto. No later than 10 (ten) Business Days following the Holdback Deadline, Buyer shall pay to the Seller by wire transfer of immediately available funds to the account(s) designated in writing to Buyer by Seller an amount equal to (A) the MFCU Holdback Amount, minus (B) the MFCU Matter Penalties Amount. If the MFCU Matter Penalties Amount exceeds the MFCU Holdback Amount, no additional amount shall be owed or payable to Seller in respect of the MFCU Holdback Amount. For the avoidance of doubt, recourse against the MFCU Holdback Amount as provided in this Section 7.07 shall be Seller’s sole liability or obligation with respect to the MFCU Matter. The release or payment of the MFCU Matter Holdback Amount shall be treated as an adjustment for Tax purposes to the Final Purchase Price to the extent permitted by Law.

7.08           ALN Earn-Out Information Rights. In the event that all obligations in respect of the Quarterly Synergy Payments (as defined in the ALN Purchase Agreement) are assigned or delegated to the Seller at or prior to Closing, Buyer agrees on behalf of itself and the Company Group, following the Closing and until such time as the Quarterly Synergy Payments (as defined in the ALN Purchase Agreement) have been paid in full, to promptly provide Seller with such accounting or other financial information of the Company Group as Seller reasonably requests to the extent necessary for Seller to calculate any Quarterly Synergy Amount (as defined in the ALN Purchase Agreement) during the Earn-Out Period (as defined in the ALN Purchase Agreement); provided, however, that (i) such information shall be subject to customary confidentiality obligations, (ii) Buyer and the Company Group shall not be required to prepare any accounting or financial reports or summaries or otherwise provide any information that is not prepared or collected, as applicable, by Buyer or the Company Group in the ordinary course of business unless Seller shall reimburse Buyer and the Company Group for any costs incurred in connection with the preparation or collection of same, and (iii) Seller hereby waives any and all claims against Buyer and the Company Group in respect of the accuracy of such information.

ARTICLE VIII

TERMINATION

8.01           Termination. This Agreement may be terminated at any time prior to the Closing:

(a)                by the mutual written consent of Buyer and Seller;

(b)                by Buyer, by giving written notice to Seller, if there has been a violation, breach of or inaccuracy in any covenant, agreement, representation or warranty contained in this Agreement of the Company or Seller that has prevented the satisfaction of any condition to the obligations of Buyer at the Closing set forth in Section 2.02(a) or Section 2.02(b) and such violation, breach or inaccuracy has not been waived by Buyer or, in the case of a covenant or agreement breach, cured by the Company or Seller, as applicable, by the earlier of (x) thirty (30) days following Buyer’s written notice to the Company and Seller of such breach and (y) the End Date; provided that Buyer shall not have the right to terminate this Agreement pursuant to this Section 8.01(b) if Buyer is then in material breach of any of its covenants, obligations, representations or warranties set forth in this Agreement such that a condition to the obligations of Seller and the Company at the Closing set forth in Section 2.03(a) or Section 2.03(b) would not be satisfied;

(c)                by Seller, by giving written notice to Buyer, if there has been a violation, breach of or inaccuracy in any covenant, agreement, representation or warranty contained in this Agreement of the Buyer that has prevented the satisfaction of any condition to the obligations of the Company and Seller at the Closing set forth in Section 2.03(a) or Section 2.03(b) and such violation, breach or inaccuracy has not been waived by Seller or, in the case of a covenant or agreement breach, cured by Buyer by the earlier of (x) thirty (30) days following Seller’s written notice to Buyer of such breach and (y) the End Date; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if the Company or Seller is then in material breach of any of its covenants, obligations, representations or warranties set forth in this Agreement such that a condition to the obligations of Buyer at the Closing set forth in Section 2.02(a) or Section 2.02(b) would not be satisfied;

(d)                by either Buyer or Seller if the transactions contemplated hereby have not been consummated by 5:00 p.m. eastern time on the date that is 120 (one hundred and twenty) days after the date hereof (the “End Date”); provided that neither Buyer nor Seller will be entitled to terminate this Agreement pursuant to this Section 8.01(d) if the failure to consummate the Closing results primarily from such Person’s Willful Breach (or, in the case of Seller, a Willful Breach by the Company) of any representation, warranty, covenant or agreement contained in this Agreement; or

(e)                by either Buyer or Seller, effective upon written notice to the other party, if any Governmental Body shall have enacted, promulgated, issued, entered or enforced any injunction, judgment, order or ruling enjoining, restraining or prohibiting the transactions contemplated by this Agreement, which shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(e) shall not be available to any Party whose breach of this Agreement has been the proximate cause of such injunction, judgment, order or ruling.

8.02           Effect of Termination. In the event of the termination of this Agreement by either Buyer or Seller as provided in Section 8.01, the provisions of this Agreement shall immediately become void and of no further force or effect (other than this Section 8.02 and Article XI solely applicable to those obligations that survive termination), and the definitions related thereto that will survive the termination of this Agreement in accordance with their terms; provided, however, that the Confidentiality Agreement, will survive the termination of this Agreement in accordance with its terms; provided, further, that nothing herein shall relieve any Party from liability for losses incurred by the other Parties resulting from such Party’s Willful Breach of this Agreement prior to such termination, in which case the non-breaching Parties shall be entitled to all rights and remedies available at Law or in equity. Buyer agrees that such damages will not be limited to reimbursement of expenses or out-of-pocket costs, but may include the benefit of the bargain lost by Seller (taking into consideration relevant matters, including other transaction opportunities and the time value of money).

ARTICLE IX

SURVIVAL; EXCLUSIVE REMEDY; AND ADDITIONAL COVENANTS AND AGREEMENTS

9.01           Non-Survival of Representations, Warranties and Covenants. The Parties, intending to modify any applicable statute of limitations, agree that, other than in the case of Fraud, (a) the representations and warranties of the Parties contained in this Agreement, and (b) the covenants and agreements of the Parties required to be performed or fulfilled prior to the Closing contained in this Agreement, shall terminate at, and not survive, the Closing, and, other than in the case of Fraud, no Party shall have any recourse following the Closing against the other Parties with respect to such representations, warranties, covenants and agreements. No claim for breach of any such representation, warranty, covenant or agreement, detrimental reliance or other right or remedy (whether in contract, in tort or at law or in equity) may be brought after the Closing with respect thereto against Seller, any member of the Company Group or any of their respective Affiliates, and there will be no liability in respect thereof, whether such liability has accrued prior to or after the Closing, on the part of Seller, any member of the Company Group or any of their respective Affiliates. The covenants and agreements contained in this Agreement that are to be performed at or after the Closing shall survive the Closing in accordance with their respective terms.

9.02           Release.

(a)                Buyer, for itself and on behalf of the other Buyer Related Parties (including, after the Closing, the Company Group), acknowledges and covenants and agrees that, from and after the Closing, it forever irrevocably releases and discharges from any and all Actions, judgments, Liens, debts, rights, interests, obligations, liabilities and all other losses and damages of whatsoever kind or character, known or unknown, suspected to exist or not suspected to exist, anticipated or not anticipated, whether or not heretofore brought, that Buyer or such Buyer Related Party now has, has ever had or may hereafter have against Seller or any past, or present direct or indirect stockholder, equity holder, controlling Person, officer, director, employee, incorporator, member, manager, partner, Affiliate, agent, attorney, or representative of Seller, any of their respective Affiliates, or the heirs, executors, administrators, estates, successors, and assigns of any of the foregoing, whether in any individual, corporate, or any other capacity, with respect to the ownership of the Company prior to the Closing, except for (i) Actions that may be brought under, or rights or remedies under, this Agreement or any Transaction Document, (ii) disputes with respect to the calculation of the Closing Statement and the calculation of the Final Purchase Price (which shall be resolved in accordance with the provisions of Section 1.02), (iii) Actions relating to or arising out of Fraud, (iv) Actions against any director or officer of the Company Group with respect to which such director or officer, as the case may be, acted fraudulently or in violation of any fiduciary duty, to the fullest extent permitted under applicable Law, or (v) Actions against employees of the Company Group in their capacities as such.

(b)                Seller, for itself and on behalf of its Affiliates and their respective Affiliates, directors, officers, employees, owners, advisors and representatives and any Person claiming by or through any of the foregoing (collectively, the “Seller Related Parties”), acknowledges and covenants and agrees that, from and after the Closing, it forever irrevocably releases and discharges from any and all Actions, judgments, Liens, debts, rights, interests, obligations, liabilities and all other losses and damages of whatsoever kind or character, known or unknown, suspected to exist or not suspected to exist, anticipated or not anticipated, whether or not heretofore brought, that Seller or such Seller Related Party now has, has ever had or may hereafter have against Buyer or any past, or present direct or indirect stockholder, equity holder, controlling Person, officer, director, employee, incorporator, member, manager, partner, Affiliate (including after the Closing each member of the Company Group), agent, attorney, or representative of Buyer, any of their respective Affiliates, or the heirs, executors, administrators, estates, successors, and assigns of any of the foregoing, whether in any individual, corporate, or any other capacity, with respect to the ownership of the Company following the Closing, except for (i) Actions that may be brought under, or rights or remedies under, this Agreement or any Transaction Document, (ii) disputes with respect to the calculation of the Closing Statement and the calculation of the Final Purchase Price (which shall be resolved in accordance with the provisions of Section 1.02) or (iii) Actions relating to or arising out of Fraud.

(c)                Buyer and Seller acknowledge and agree that the limitation on and waivers of liability in this Section 9.02 may not be avoided or restricted by (i) seeking damages or any other relief for breach of contract, in tort, under statute, or pursuant to any other theory of liability, all of which are hereby irrevocably waived, or (ii) asserting or threatening any claim against any Person that is not a Party (or a successor to a Party) for breaches of the representations, warranties, covenants, or agreements contained in this Agreement.

(d)                Notwithstanding anything to the contrary, nothing in this Section 9.02 shall limit Buyer’s ability to pursue a claim for Fraud.

(e)                The Parties agree that the limits imposed on remedies of Buyer (and the Buyer Related Parties) with respect to this Agreement and the transactions contemplated hereby were specifically bargained for between sophisticated parties and were specifically taken into account in the determination of the amounts to be paid to Seller hereunder.

9.03           Tax Matters.

(a)                Responsibility for Filing Tax Returns.

(i)                 Seller shall prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis all Income Tax Returns required to be filed for the Company Group for all taxable periods ending on or prior to the Closing Date that are due to be filed after the Closing Date that might reasonably materially affect the amounts payable directly by Seller or its beneficial owners or to Seller under Section 9.03(g) or Section 1.02(e). Any such Tax Return shall be prepared at the out-of-pocket expense of Seller except to the extent of the amount of such expense accrued on the books and records of the Company Group and taken into account in the final calculation of Indebtedness or Final Net Working Capital. Seller will deliver a copy of any such Tax Returns to Buyer at least thirty (30) days prior to the date on which such Tax Return is required to be filed (taking into consideration applicable extensions) for Buyer’s review, comment and approval. Buyer shall provide any comments to Seller with respect to such Tax Returns within fifteen (15) days after the delivery of such Tax Returns. In connection with Buyer’s review, Seller will provide or cause to be provided promptly to Buyer any information reasonably requested by Buyer. The Parties shall attempt in good faith to resolve any dispute with respect to such Tax Return. If the Parties are unable to resolve any such dispute at least ten (10) days before the due date (with applicable extensions) for any such Tax Return, the dispute shall be referred to the Accounting Expert for resolution in accordance with the procedures described in Section 1.02(d), and any determination by the Accounting Expert shall be final.  If the Accounting Expert is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by the Buyer and then amended to reflect the Accounting Expert’s resolution.  The fees and expenses of the Accounting Expert shall be borne by the parties in accordance with the methodology set forth in Section 1.02(d).

(ii)               Buyer shall prepare, or cause to be prepared, and file, or cause to be filed, on a timely basis (i) all Tax Returns required to be filed for the Company Group for all taxable periods ending on or prior to the Closing Date that are due to be filed after the Closing Date that are not described in Section 9.03(a)(i), and (ii) all Tax Returns required to be filed for the Company Group for a Straddle Period. Buyer will deliver a copy of any such Tax Returns that might reasonably affect the amounts payable directly by Seller or its beneficial owners or to Seller under Section 9.03(g) or Section 1.02(e) to Seller at least thirty (30) days prior to the date on which such Tax Return is required to be filed (taking into consideration applicable extensions) for Seller’s review, comment and approval. Seller shall provide any comments to Buyer with respect to such Tax Returns within fifteen (15) days after the delivery of such Tax Returns. In connection with Seller’s review, Buyer will provide or cause to be provided promptly to Seller any information reasonably requested by Seller. The Parties shall attempt in good faith to resolve any dispute with respect to such Tax Return. If the Parties are unable to resolve any such dispute at least ten (10) days before the due date (with applicable extensions) for any such Tax Return, the dispute shall be referred to the Accounting Expert for resolution in accordance with the procedures described in Section 1.02(d), and any determination by the Accounting Expert shall be final.  If the Accounting Expert is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by the Buyer and then amended to reflect the Accounting Expert’s resolution.  The fees and expenses of the Accounting Expert shall be borne by the parties in accordance with the methodology set forth in Section 1.02(d).

(b)                Straddle Period Allocation. To the extent permitted by Law, the taxable year of each member of the Company Group shall be treated as closing on (and including) the Closing Date. To the extent it is necessary for purposes of this Agreement to determine the allocation of Taxes among a Straddle Period, the amount of any Taxes based on or measured by income, receipts, payroll or sales of the Company Group for the portion of the Straddle Period ending on the Closing Date will be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of the Company and of any partnership or other pass through entity in which the Company holds a beneficial interest will be deemed to terminate at such time, and the taxable year of any Subsidiary that is or was a “controlled foreign corporation” within the meaning of Section 957 of the Code (and that is treated as directly owned by Seller for a Pre-Closing Tax Period) shall be treated as closing as of the close of the Closing Date), provided that periodic deductions shall be allocated on a daily pro rata basis and the amount of other Taxes of the Company Group for the portion of the Straddle Period ending on the Closing Date will be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)                Transaction Tax Deductions. For all Tax purposes (including for purposes of determining the amount of Income Taxes taken into account in the calculation of Indebtedness, as finally determined), any and all deductions for (i) expenses with respect to the Indebtedness being paid by or on behalf of Seller or the Company Group in connection with the Closing, and (ii) all Seller Transaction Expenses being paid by or on behalf of Seller or the Company Group prior to or in connection with the Closing (such deduction described in clauses (i) and (ii), the “Transaction Tax Deductions”) shall, to the fullest extent permitted by Law as determined at a “more likely than not” level of comfort by the Buyer’s Tax preparers, be treated for Income Tax purposes as having been incurred by Seller or the Company Group in, and reflected as a deduction on the Income Tax Returns of Seller or the Company Group for, the Pre-Closing Tax Period. The Parties agree that 70% of any eligible success-based fees paid by the Seller or any member of the Company Group in connection with the transactions contemplated by this Agreement are deductible for U.S. federal income Tax purposes pursuant to Revenue Procedure 2011-29, 2011-18 IRB and are included in the calculation of Transaction Tax Deductions.

(d)                Books and Records; Cooperation. Seller, the Company Group and Buyer shall reasonably cooperate, and shall cause their respective representatives to reasonably cooperate, in preparing and filing all Tax Returns, including maintaining and making available to each other all records necessary in connection with Taxes and in resolving all audits, examinations or other disputes with Tax authorities for all Pre-Closing Tax Periods. Buyer and Seller recognize that Seller may need access, from time to time, after the Closing Date, to certain Tax records and information held by the Company Group to the extent pertaining to events occurring prior to the Closing Date; therefore, Buyer agrees that from and after the Closing Date, Buyer shall, and shall cause the Company Group and their Affiliates and successors to, (i) retain and maintain such Tax records and information for three (3) years and (ii) for purposes of permitting Seller to prepare any Tax Return, allow Seller to inspect, review and make copies of such Tax records and the Company’s information as Seller or its representatives reasonably deems necessary or appropriate from time to time consistent with such purpose. Any books, records, documents or information made available pursuant to this Section 9.03(d) shall be subject to customary confidentiality obligations. Notwithstanding anything herein to the contrary, (x) nothing herein shall require Buyer to disclose any information that would jeopardize any attorney-client, work product doctrine or other legal privilege and (y) no party shall have any obligation to cooperate, make available personnel or disclose any documents or other information pursuant to this Section 9.03(d), if the information to be accessed is reasonably pertinent to any litigation or other Action in which Seller or any of its Affiliates, on the one hand, and Buyer or any of its Affiliates, on the other hand, are adverse parties; provided, that nothing in this Section 9.03(d) shall limit in any respect any rights a party may have with respect to discovery or the production of documents or other information in connection with any such Action.

(e)                Transfer Taxes. Buyer shall pay, and shall indemnify and hold Seller harmless against, any real property transfer or gains Tax, stamp Tax, stock transfer Tax, or other similar Tax imposed on any member of the Company Group or Seller as a result of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”), and any penalties, interest or additions to Tax with respect to the Transfer Taxes. Buyer shall, at its own expense, file all Tax Returns and other documentation with respect to all such Transfer Taxes, and Seller agrees to cooperate with Buyer in the filing of any Tax Returns with respect to the Transfer Taxes, including promptly supplying any information in its possession that is reasonably necessary to complete such returns.

(f)                 Seller Party Tax Matters. Without the prior written consent of Seller, to the extent the same would reasonably be expected to impact Taxes paid directly by Seller or its beneficial owners or affect the amounts owed or payable by or to Seller pursuant to Section 9.03(g) or Section 1.02(e) of this Agreement, Buyer will not cause or permit any member of the Company Group or any of its Affiliates to (i) file or amend or otherwise modify any Tax Return that relates in whole or in part to any Pre-Closing Tax Period (other than to file Tax Returns in accordance with Section 9.03(a)), (ii) make or change any election for, or that has retroactive effect to, any Pre-Closing Tax Period, (iii) settle, voluntarily approach, enter into a voluntary disclosure agreement with, or file any ruling request with any Tax authority with respect to any Pre-Closing Tax Period or Taxes attributable to a Pre-Closing Tax Period, (iv) extend or waive the statute of limitations with respect to any Pre-Closing Tax Period (excluding any automatic extensions associated with extending the time to file Tax Returns in the ordinary course of business), or (v) permit or otherwise allow on or with respect to the Closing Date any action not in the ordinary course of any such member of the Company Group’s businesses and not contemplated by this Agreement, including, but not limited to, the cancellation or modification of any debt, the merger, conversion or liquidation of any member of the Company Group, or the distribution of any property in respect of any member of the Company Group’s equity. No election under Section 336(e) or Section 338 of the Code (or any similar election under state or local law) shall be filed for any member of the Company Group with respect to the purchase and sale of the Interests.

(g)                Tax Refunds. Seller will be entitled to any Income Tax refunds plus any interest that are received by Buyer, any member of the Company Group or any of their respective Subsidiaries or Affiliates, and any credits in lieu thereof, to which Buyer, the relevant member of the Company Group or any of their respective Subsidiaries become entitled in any Post-Closing Tax Period, that relate to any Pre-Closing Tax Period, but only to the extent such refund is received within three (3) years after the Closing Date. Buyer will use commercially reasonable efforts to pay over to Seller any such Tax refund or the amount of any such Tax credit within five (5) days after actual receipt of such Tax refund or credit against Taxes in lieu thereof, less any Taxes incurred on or with respect to the receipt or payment over of such amount and reasonable out-of-pocket costs and expenses incurred in connection with obtaining such amount. After the Closing, Buyer shall cause the Company Group to work in good faith and use their commercially reasonable efforts to make such applications and filings for any Tax refund claims in order to obtain the full amount of any such Tax refunds or credits. Buyer will use commercially reasonable efforts, to the extent permitted by law, to cause the relevant member of the Company Group to request a refund (rather than a credit in lieu of a refund) with respect to all Pre-Closing Tax Periods. Notwithstanding the foregoing, Buyer will be entitled to offset any payment owed pursuant to this Section 9.03(g) against any Pre-Closing Taxes economically borne by Buyer (or its owners) or its Affiliates (including the Company Group) to the extent not insured by the representations and warranties insurance policy obtained by Buyer in connection with entering into this Agreement.

(h)                Intended Tax Treatment; Allocation of Purchase Price. The Parties agree to treat the purchase, and sale of the Interests under this Agreement for U.S. federal Income Tax purposes (and applicable state and local Income Tax purposes) as a purchase by Buyer of an undivided interest in assets of the Company (including for this purpose the assets of any Subsidiary of the Company that is disregarded for Tax purposes and the equity of any Subsidiary of the Company that is regarded for Tax purposes (including the stock of any Subsidiary of the Company treated as a “C-corporation” for Tax purposes)) from Seller (the “Intended Tax Treatment”). For applicable Income Tax purposes, the Parties shall allocate the Final Purchase Price, together with any assumed Liabilities, costs, payments and other items required to be treated as “consideration” or sale proceeds or other adjustments required for Income Tax purposes (the “Allocable Consideration”) among the assets of the Company in accordance with the provisions of Section 1060 of the Code, the Treasury Regulations promulgated thereunder, and the methodology set forth on Exhibit A (the “Allocation Methodology”). Within ninety (90) days following the determination of Final Purchase Price, in accordance with Section 1.02, Buyer shall deliver to Seller a draft allocation schedule of the Allocable Consideration among the assets of the Company (the “Allocation Schedule”) for Seller’s review and comment, which Allocation Schedule shall be prepared in accordance with the Allocation Methodology. If Seller does not provide Buyer with comments within thirty (30) days following receipt of such Allocation Schedule (the “Allocation Review Period”), Seller shall be deemed to have accepted such Allocation Schedule as prepared by Buyer. If Seller raises any objection to such Allocation Schedule within such Allocation Review Period, the Parties will negotiate in good faith to resolve such objection(s). If the Parties are unable to resolve any such dispute, the dispute shall be referred to the Accounting Expert for resolution in accordance with the procedures described in Section 1.02(d), and any determination by the Accounting Expert shall be final.  The fees and expenses of the Accounting Expert shall be borne by the parties in accordance with the methodology set forth in Section 1.02(d). The Parties agree to file their respective Tax Returns in accordance with the Allocation Schedule and the Intended Tax Treatment. No Party shall take or permit others to take on its behalf any position (whether in connection with a Tax audit, a Tax Return, Tax proceeding, or otherwise) that is inconsistent with the Intended Tax Treatment or Allocation Schedule unless required to do so pursuant to a final “determination” within the meaning of Section 1313(a) of the Code or other applicable Law.

(i)                 Tax Proceedings. Each of Buyer, on one hand, and Seller on the other hand, shall promptly notify the other in writing upon receipt (including receipt by Affiliates of Buyer or Seller) of any written notice of any pending or threatened Tax proceeding that might reasonably be expected (A) in the case of Seller, to affect the Tax Liabilities of the Buyer, or the Company Group, and (B) in the case of Buyer, to affect Taxes owed directly by Seller (or its beneficial owners) or the amounts payable to or by Seller under Section 9.03(g) or Section 1.02(e) for any taxable period ending on or before the Closing Date or Straddle Period. Buyer shall have the sole right to control any such Tax proceeding and to employ counsel of its choice at its expense; provided, however, Seller and its counsel shall be permitted, with respect to proceedings described in clause (B), at the expense of the Company Group, to be present at, and participate in, any such Tax proceeding. Neither Buyer nor any of its Affiliates shall be entitled to settle, either administratively or after the commencement of litigation, any claim for Taxes described in clause (B) without the prior written consent of Seller (which shall not be unreasonably delayed, conditioned, or withheld). In the event of any conflict or overlap between the provisions of this Section 9.03(i) and any other provision in this Agreement to the contrary, this Section 9.03(i) shall control.

(j)                 Partnership Tax Audit. Notwithstanding anything to the contrary in this Agreement, the parties agree that, upon election of the Buyer, an election under Section 6226 or 6225(c) of the Code (or any similar state or local Law) shall be made with respect to any Pre-Closing Tax Period for which any member of the Company Group was a partnership for U.S. federal income (or applicable state and local) Tax purposes, and the Seller agrees to cooperate and take all steps requested by the Buyer (including any redesignation of the “partnership representative” or the “designated individual”) to effectuate such election.

(k)                Post-Closing Restriction. The Seller agrees that it shall remain outstanding as an entity treated as a partnership for U.S. federal income tax purposes for at least one taxable year following the taxable year of the Closing.

9.04           Further Assurances. From time to time following Closing and subject to the other terms of this Agreement, as and when requested by any Party and at such requesting Party’s expense, any other Party will execute and deliver, or cause to be executed and delivered, all such documents and instruments and will take, or cause to be taken, all such further or other actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

ARTICLE X

DEFINITIONS

10.01        Definitions. For purposes hereof, the following terms, when used herein with initial capital letters, will have the respective meanings set forth below:

“Accounting Expert” has the meaning set forth in Section 1.02(d).

“Action” has the meaning set forth in Section 4.11.

“Affiliate” of any particular Person means any other Person controlling, controlled by or under common control with such particular Person where “control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person whether through the ownership of voting securities, contract or otherwise.

“Agreed Accounting Principles” means the accounting methods, policies, practices, procedures, classifications, judgments, assumptions and estimation methodologies set forth on Schedule 10.01(a).

“Agreement” has the meaning set forth in the preamble to this Agreement.

“AHS” means AHS HoldCo, Inc., a Delaware corporation, and its Subsidiaries.

“Allocable Consideration” has the meaning set forth in Section 9.03(h).

“Allocation Methodology” has the meaning set forth in Section 9.03(h).

“Allocation Review Period” has the meaning set forth in Section 9.03(h).

“Allocation Schedule” has the meaning set forth in Section 9.03(h).

“ALN Purchase Agreement” means that certain Asset Purchase and Contribution Agreement, effective as of January 1, 2023 and signed January 6, 2023, by and among ALN Medical Management, LLC, ALN Management Company, LLC and Health Prime International, LLC.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act and other anti-bribery, anti-corruption, and anti-money laundering Laws applicable to the Company Group.

“Business Day” means any day other than a Saturday or a Sunday or a weekday on which banks in New York, New York, are authorized or required to be closed.

“Business Systems” means all Software, networks, websites, applications (including mobile applications), computer hardware (whether general or special purpose), servers, switches, endpoints, electronic data processing, networks, electronics, interfaces, platforms, storage, firmware, hardware, peripherals and computer systems, and all other information technology equipment, in each case, that are owned, operated, controlled or used by any member of the Company Group in the conduct of their business, including in connection with their products or services.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Benefit Plan” has the meaning set forth in Section 7.05(c).

“Buyer Material Adverse Effect” means any circumstance, change, fact, event, effect, occurrence, or development (each, an “Effect”) that, alone, or together with any other Effect, has had or would reasonably be expected to have, a material adverse effect on the ability of Buyer to consummate the transactions contemplated by this Agreement by the Closing Date.

“Buyer Related Parties” means, collectively, Buyer, its Affiliates, and their respective Affiliates, directors, officers, employees, owners, advisors and representatives and any Person claiming by or through any of the foregoing.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act (H.R. 748), as amended, (or similar provision of U.S. state or local Law) and the regulations promulgated thereunder.

“Cash” means, as of the Measurement Time (but before taking into account the consummation of the transactions contemplated hereby), all cash, cash equivalents, and readily marketable securities of the Company Group, in each case determined in accordance with the Agreed Accounting Principles. For the avoidance of doubt, Cash shall include checks, wire transfers and drafts deposited or available for deposit to the accounts of the Company Group and shall be reduced by any outstanding checks, wire transfers and drafts issued from the accounts of the Company Group, and shall exclude (i) Restricted Cash, (ii) any Cash held by the Company on behalf of customers and (iii) any cash distributed to the Seller or utilized to repay Indebtedness or pay any Seller Transaction Expenses, in each case, between the Measurement Time and Closing.

“CHIP” means the children’s health insurance program established under Title XXI of the Social Security Act of 1965, 42 U.S.C. § 1396, et seq.

“Closing” has the meaning set forth in Section 1.03.

“Closing Date” has the meaning set forth in Section 1.03.

“Closing Statement” has the meaning set forth in Section 1.02(c).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Employees” has the meaning set forth in Section 7.05(a).

“Company Group” means, individually or collectively, as applicable, the Company and each direct or indirect Subsidiary of the Company.

“Company Intellectual Property” means all Owned Intellectual Property and all Intellectual Property used or held for use in connection with, or otherwise necessary for, conducting the business of any member of the Company Group.

“Company’s Knowledge” or “Knowledge of the Company” means the actual knowledge of Pranil Vadgama, Lori Llewellyn, Timothy Coan and Candace Griffith, and the knowledge that would be obtained by such Persons after reasonable inquiry of their direct reports.

“Confidentiality Agreement” has the meaning set forth in Section 8.02.

“Contract” means any written or oral agreement, contract, indenture, deed of trust, note, bond, mortgage, lease, sublease, license, sublicense, guarantee, commitment, Permit, loan or credit agreement, indenture, purchase order, or other agreement, instrument, concession, franchise or license, including, without limitation, employment agreements, independent contractor or consulting agreements, staffing company contracts, customer contracts and customer orders, or other legally binding arrangement or understanding.

“Coronavirus Pandemic” means, as declared by the World Health Organization on March 11, 2020, the 2020 Coronavirus Pandemic caused by COVID-19.

“Counsel” means McGuireWoods LLP.

“COVID-19” means the severe acute respiratory syndrome coronavirus (SARS-CoV-2) also known as the novel coronavirus, and the disease caused thereby, COVID-19, including any mutation or variation thereof.

“D&O Indemnified Person” has the meaning set forth in Section 7.02(a).

“Data Security Requirements” means, to the extent applicable to a member of the Company Group, (a) any Laws related to privacy, information security, data protection, data breach notification, or the Processing of Personal Information, including, without limitation, to the extent applicable to a member of the Company Group, HIPAA, 42 C.F.R. Part 2, the California Consumer Privacy Act and any implementing regulations therein (together, the CCPA), the Gramm-Leach-Bliley Act (GLBA), the Fair Credit Reporting Act (FCRA), the Controlling the Assault of Non-Solicited Pornography And Marketing Act of 2003 (CAN-SPAM), all Laws related to online privacy policies, the Telephone Consumer Protection Act (TCPA), the Illinois Biometric Information Privacy Act (BIPA), and all Laws related to data breach notification; (b) the Payment Card Industry Data Security Standard issued by the PCI Security Standards Council, as it may be amended from time to time (PCI DSS); (c) all Contracts between any member of the Company Group and any Person that are applicable to the Processing of Protected Data; and (d) all binding policies or procedures relating to privacy, information security, data protection or data breach notification, or the Processing of Protected Data, including without limitation all website and mobile application privacy policies and internal information security procedures.

“Debt Financing Sources” means the Persons that have committed to provide the Debt Financing or have otherwise entered into agreements in connection with the Debt Financing, including any lenders, arrangers, administrative agents, or trustees part of the Debt Financing, together with the former, current and future Affiliates, officers, directors, employees, attorneys, partners (general or limited), controlling parties, advisors, members, managers, accountants, consultants, agents, representatives and funding sources of each of the foregoing involved in the Debt Financing, and their successors and assigns.

“DESPA Litigation” means Doctors Emergency Service, P.A. v. Professional Management, Inc. et al., No. 24-C-23-001840 CN (Balt. City Cir. Ct., filed Apr. 4, 2023).

“DESPA Litigation Holdback Amount” means $1,000,000.

“Disclosure Schedules” means the disclosure schedules delivered by the Company to Buyer on the date hereof regarding certain exceptions to the representations and warranties in Article III and Article IV hereof.

“Disputed Items” has the meaning set forth in Section 1.02(d).

“Electronic Delivery” has the meaning set forth in Section 11.17.

“Employment Laws” has the meaning set forth in Section 4.17(c).

“End Date” has the meaning set forth in Section 8.01(d).

“Enterprise Value” means $190,000,000.

“Environmental Laws” means all applicable Laws concerning pollution, protection of the environment, or human health and safety (as it relates to Hazardous Substances), including all those relating to the generation, handling, transportation, treatment, storage, disposal, distribution, labeling, discharge, release, threatened release, control, or cleanup of any Hazardous Substances.

“Environmental Permits” has the meaning set forth in Section 4.15(b).

“ERISA” has the meaning set forth in Section 4.12(a).

“ERISA Affiliate” means any trade or business (whether or not incorporated) which at any relevant time would be considered a single employer with any of the members of the Company Group under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA.

“Escrow Account” means the account established by the Escrow Agent pursuant to the terms of the Escrow Agreement.

“Escrow Agent” means Citibank, N.A.

“Escrow Agreement” means an Escrow Agreement, in mutually agreeable form, to be entered into by Buyer, Seller, and the Escrow Agent.

“Escrow Amount” means $2,500,000.

“Escrow Funds” means, as of any date of determination, the excess (if any) of the Escrow Amount (disregarding any interest accrued on the Escrow Amount), minus the sum of all distributions and other payments to any Person from the Escrow Account paid pursuant to the terms of the Escrow Agreement on or prior to such date of determination.

“Estimated Cash” has the meaning set forth in Section 1.02(b).

“Estimated Closing Statement” has the meaning set forth in Section 1.02(b).

“Estimated Indebtedness” has the meaning set forth in Section 1.02(b).

“Estimated Net Working Capital” has the meaning set forth in Section 1.02(b).

“Estimated Net Working Capital Deficit” means the amount of the excess of the Net Working Capital Target over Estimated Net Working Capital, if any.

“Estimated Net Working Capital Excess” means the amount of the excess of Estimated Net Working Capital over the Net Working Capital Target, if any.

“Estimated Purchase Price” has the meaning set forth in Section 1.02(a).

“Estimated Seller Transaction Expenses” has the meaning set forth in Section 1.02(b).

“Fair Debt Collection Practices Act” means 15 15 U.S.C. §§ 1692 et seq. and their implementing regulations.

“Federal Anti-Kickback Statute” means 42 U.S.C. § 1320a-7b(b) and its implementing regulations.

“Federal Civil Monetary Penalty Provisions” means 42 U.S.C. § 1320a-7a, 31 U.S.C. § 3801 and their respective implementing regulations.

“Federal False Claims Act” means 42 U.S.C. §§ 3729 et seq. and their implementing regulations.

“Federal Physician Self-Referral Law” means 42 U.S.C. §§ 1395nn et seq. and their implementing regulations.

“Final Cash” has the meaning set forth in Section 1.02(c).

“Final Indebtedness” has the meaning set forth in Section 1.02(c).

“Final Net Working Capital” has the meaning set forth in Section 1.02(c).

“Final Net Working Capital Deficit” means the amount of the excess of the Net Working Capital Target over Final Net Working Capital, if any.

“Final Net Working Capital Excess” means the amount of the excess of Final Net Working Capital over the Net Working Capital Target, if any.

“Final Purchase Price” means an amount equal to (i) the Enterprise Value, plus (ii) the Final Cash, minus (iii) the Final Indebtedness, minus (iv) the Final Seller Transaction Expenses, plus (v) the Final Net Working Capital Excess, if any, minus (vi) the Final Net Working Capital Deficit, if any, minus (vii) the Escrow Amount, minus (viii) the DESPA Litigation Holdback Amount, minus (ix) the MFCU Matter Holdback Amount, and minus (x) the Synergy Escrow Amount.

“Final Seller Transaction Expenses” has the meaning set forth in Section 1.02(c).

“Financial Statements” has the meaning set forth in Section 4.05.

“Fraud” means an actual and intentional common law fraud under Delaware law (and not equitable fraud, constructive fraud, negligent misrepresentation, or omission, or any form of fraud premised on recklessness or negligence) with respect to the representations and warranties set forth in this Agreement or any certificate delivered pursuant to this Agreement.

“Fundamental Representations of the Company Group” means the representations and warranties set forth in Section 4.01 (Organization and Power), Section 4.02 (Capitalization), Section 4.03 (Authorization, Valid and Binding Agreement), Section 4.04(a) (No Breach) and Section 4.19 (Brokerage).

“Fundamental Representations of the Seller” means the representations and warranties set forth in Section 3.01 (Organization and Power), Section 3.02 (Authorization, Valid and Binding Agreement), Section 3.04 (Ownership) and Section 3.05 (Brokers).

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Global Trade Laws” means (a) the trade, sanctions, export control, import, and anti-boycott laws and regulations imposed, administered, or enforced by the U.S. government, including the U.S. Export Administration Regulations; the U.S. International Traffic in Arms Regulations; the U.S. Foreign Trade Regulations and the economic and trade sanctions administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”); and (b) other trade, sanctions, export control, import, and anti-boycott Laws applicable to the Company Group (except to the extent inconsistent with U.S. Law).

“Government Healthcare Program” means any “federal health care program” as defined in 42 U.S.C. §1320a-7b(f), including Medicare, Medicaid, CHAMPUS, state CHIP programs, including those under Title XVIII of the Social Security Act, Title XIX of the Social Security Act, or any other healthcare or payment program financed in whole or in part by any domestic federal, state or local government, and any successor program to any of the above.

“Government Payor Program” means any United States federal, state or local healthcare, reimbursement, benefit or waiver programs administered by a Governmental Body under any Government Healthcare Program.

“Governmental Body” means any federal, state, local, municipal, foreign or other governmental or quasi-governmental authority or any department, agency, commission, board, subdivision, bureau, agency, instrumentality, court, arbitrator, arbitral body, or other tribunal of any of the foregoing.

“Hazardous Substance” means petroleum or any hazardous substance as defined in CERCLA.

“Healthcare Laws” means any Law or Order relating to the regulation of the healthcare industry, to the extent applicable to any member of the Company Group, the business and the items and services provided by the Company Group, including, without limitation:  (a) Laws or regulations relating to Government Healthcare Programs, including requirements and conditions for participation, payments and reimbursement therefrom; (b) all Laws relating to the licensure, certification, qualification, Permits or authority to transact the business; (c) all laws relating to RCM Activities; (d) professional licensure laws; (e) professional fee-splitting Laws; (f) the 21st Century Cures Act, and the regulations promulgated thereunder, including the Office of the National Coordinator for Health Information Technology (ONC), U.S. Department of Health and Human Services (HHS) Final Rule; (g) Laws regarding the provision of management, consultative, or administrative services in connection with the practice of medicine and other healthcare professions; (h) HIPAA and state healthcare privacy Law equivalents; (i) all Laws or regulations relating to health care fraud and abuse, including, but not limited to, the Federal Civil Monetary Penalty Provisions, the Federal False Claims Act, the Federal Anti-Kickback Statute, the Program Fraud Civil Remedies Act of 1986, Federal Medicare and Medicaid Anti-Fraud and Abuse Amendments, the Federal Physician Self-Referral Law and mail/wire fraud, and, to the extent applicable, their respective state Law counterparts; (j) the Exclusion Laws, 42 U.S.C. § 1320a-7; (k) any state insurance, health maintenance organization or managed care Laws (including Laws relating to Medicaid programs); (l) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); (m) the Health Information Technology Standards, Implementation Specifications, and Certification Criteria and Certification Programs for Health Information Technology (45 C.F.R. Part 170); (n) in respect of the Licensed Personnel, Laws or regulations relating to any Healthcare Licenses that are required to be obtained or maintained by such Licensed Personnel in connection with the services provided by such Licensed Personnel, for or on behalf of the Company Group; and (o) all applicable regulations, rules, ordinances, judgments, orders, legally enforceable policies and agency guidance promulgated under each of the foregoing.

“Healthcare Licenses” means all Permits issued or granted by any healthcare regulatory agency, other Governmental Body, or accreditation agency to individuals in relation to the provision of healthcare items or services.

“HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the health information privacy and security provisions of the Health Information Technology for Economic and Clinical Health Act, and the regulations and other guidance issued thereunder, including but not limited to the Privacy, Security, Breach Notification, and Enforcement Rules at 45 C.F.R. Parts 160 through 164.

“Holdback Deadline” means the date that is eighteen (18) months following the Closing Date.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax Return” means all Tax Returns filed or required to be filed with any Governmental Body with respect to Income Taxes.

“Income Taxes” means Taxes imposed on, or determined by reference to, net income.

“Indebtedness” means all liabilities (including with respect of the principal amount, accrued and unpaid interest, fees, reimbursements, breakage fees, prepayment premiums or penalties and other amounts due in connection with the termination thereof), without duplication, in respect of (a) all indebtedness for borrowed money of the Company Group; (b) all obligations of the Company Group owed as evidenced by any note, debenture, bond or other debt security; (c) all obligations of the Company Group owed under leases that are required to be recorded as capital leases in accordance with GAAP; (d) obligations arising under interest rate protection agreements, hedging agreements, swap agreements, collar agreements or similar arrangements; (e) letters of credit, bankers’ acceptances, surety bonds, performance bonds, guarantees or similar instruments, in each case, solely to the extent drawn; (f) any declared and unpaid dividends prior to the Closing; (g) without duplication of any such amount that is included as a Seller Transaction Expense, any severance or other termination-related payments or benefits owed to any person whose employment or other service relationship terminates as of or prior to the Closing (including the employer portion of any associated Taxes, whether or not deferred or deferrable or credited or creditable pursuant to the CARES ACT); (h) any unfunded defined benefit pension plan, nonqualified deferred compensation, or retiree medical or welfare obligations or any Liabilities with respect thereto; (i) all Pre-Closing Taxes; (j) any outstanding obligations to GPB Capital Holdings, LLC and its Affiliates (other than the Company Group); (k) for the deferred purchase price of properties, goods or services (including all seller notes, conditional sale obligations, “earn-out” payments or similar obligations (including the Exit Event Earnout (as defined in the ALN Purchase Agreement)) and unpaid fees and expenses incurred in connection with prior acquisitions); (l) $222,722, which represents the estimated amount of one-time costs and expenses or other liabilities relating to, or arising out of, actions taken in connection with achieving identified synergies associated with prior acquisitions; (m) an amount equal to $1,575,000 relating to short and long-term pension, Tax and compensation liabilities in India; (n) an amount equal to $200,000 in respect of costs associated with obtaining licensure relating to debt collection practices in certain states; (o) an amount equal to $203,000 relating to Tax liabilities in Texas; (p) accounts receivable owing from Convergent and National Spine and Pain Centers, excluding accounts receivable owning from Convergent and National Spine and Pain Centers that was invoiced within thirty (30) days prior to the Closing Date; and (q) any guaranty by the Company of any of the foregoing obligations of any other Person. Notwithstanding the foregoing, Indebtedness does not include (i) any operating or lease obligations (other than capital leases), (ii) any intercompany obligations between or among any member of the Company Group, (iii) any letters of credit, performance bonds, bankers’ acceptances or similar obligations to the extent undrawn, or (iv) Seller Transaction Expenses, or any current Liabilities of the Company Group included in the definition of Net Working Capital.

“Intellectual Property” means all rights, title, and interests in and to all intellectual property rights of every kind and nature however denominated in any jurisdiction throughout the world, including: (a) patents, industrial designs, and utility models, and any applications for any of the foregoing; (b) trademarks, service marks, certification marks, trade names, trade dress, logos, slogans, tag lines, fictitious business names (d/b/a’s), internet domain names, social media accounts, websites, brands, and all other source or business identifiers or designators of origin (all whether registered or unregistered); all applications and registrations for any of the foregoing; all renewals and extensions for any of the foregoing; and all common Law rights in and goodwill associated with any of the foregoing (collectively, “Trademarks”); (c) works of authorship, copyrights, mask work rights, database rights, and design rights (all whether registered or unregistered); applications and registrations for any of the foregoing; all renewals and extensions for any of the foregoing; all moral rights associated with any of the foregoing; and all economic rights of authors and inventors, however denominated, associated with any of the foregoing; (d) computer software, databases, source code, object code, firmware, specifications, development tools, comments, user interfaces, menus, buttons, and icons; all files, data, scripts, application programming interfaces, manuals, design notes, programmers’ notes, architecture, algorithms, and other items and documentation related to or associated with any of the foregoing; any derivative works, foreign language versions, fixes, upgrades, updates, enhancements, new versions, previous versions, new releases, and previous releases of any of the foregoing; and all media and other tangible property necessary for the delivery or transfer of any of the foregoing (collectively, “Software”); (e) proprietary information, confidential information, and trade secrets, including inventions (whether or not patentable), invention disclosures, ideas, developments, improvements, know-how, designs, drawings, algorithms, source code, methods, processes, techniques, formulae, research and development, compilations, compositions, manufacturing processes, production processes, devices, data, specifications, reports, analyses, data analytics, customer lists, supplier lists, pricing information, cost information, business plans, business proposals, marketing plans, and marketing proposals (collectively, “Trade Secrets”); (f) rights of privacy and publicity; (g) any registrations, applications, or rights recognized under applicable Law or Contract relating to any of the foregoing; and (h) rights to pursue claims and receive recoveries for any past, present or future infringement, dilution, misappropriation or violation of any of the foregoing.

“Interests” has the meaning set forth in the recitals to this Agreement.

“Interim Period” has the meaning set forth in Section 6.01(a).

“Key Employee” means any employee of the Company Group at the level of vice president and above.

“Latest Balance Sheet” has the meaning set forth in Section 4.05.

“Law” means any federal, state, local, municipal, foreign, international, multinational or other constitution, statute, law, rule, regulation, legally-binding policy or manual, ordinance, code, principle of common law or treaty.

“Leased Real Property” has the meaning set forth in Section 4.07(b).

“Leases” has the meaning set forth in Section 4.07(b).

“Liability” means any actual or potential liability or obligation (including as related to Taxes), whether known or unknown, asserted or unasserted, foreseen or unforeseen, absolute or contingent, accrued or unaccrued, liquidated or unliquidated and whether due or to become due, regardless of when asserted.

“Licensed Personnel” means any individual Person who: (a) is employed by, or is an independent contractor of, any member of the Company Group; and (b) is required by applicable Laws or regulations to hold a Healthcare License in connection with her/his profession or the services she/he provides to, for or on behalf of any member of the Company Group within the scope of her/his employment or engagement thereby, including any services provided to any Company Group customer for which the Company Group receives compensation.

“Liens” means any lien, mortgage, security interest, pledge deposit or other encumbrance.

“Malicious Code” means any (a) back door, time bomb, drop dead device, or other Software routine designed to disable a computer program automatically with the passage of time or under the positive control of a Person other than the user of the program; (b) virus, Trojan horse, worm, or other Software routine or hardware component designed to permit unauthorized access, to disable, erase, or otherwise harm Software, hardware, or data; or (c) similar program.

“Material Adverse Effect” means any Effect that, individually or in the aggregate, has, had or would reasonably be expected to have a material adverse effect on the business, operating results or financial condition of the Company Group taken as a whole; provided, however, that Material Adverse Effect shall not include any Effect related to or resulting from (a) changes in general business or economic conditions affecting the industry in which any member of the Company Group operates or the economy of the United States generally, including changes in the credit, debt, capital or financial markets (including changes in interest or exchange rates) or the economy of any region or country in which any member of the Company Group conducts business, (b) national or international political or social conditions, including the engagement by the United States in hostilities or the escalation thereof, whether or not pursuant to the declaration of a national emergency or war, or the occurrence or the escalation of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (c) an act of god, disaster, emergency, calamity, epidemic, pandemic (including the Coronavirus Pandemic), disease outbreak (including COVID-19) or other health crisis, public health event or the worsening of any of the foregoing or a party’s response thereto, including any Law, directive, pronouncement or guideline issued by a Governmental Body providing for business closures, travel restrictions, “shelter in place” or other restrictions that relate to, or arise out of an epidemic, pandemic or disease outbreak, or any loss of customers, suppliers, orders or contracts or other effect on the businesses of the Company Group in connection with actual or threatened epidemics, pandemics or disease outbreaks, (d) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (e) changes in GAAP or the interpretation thereof after the date hereof, (f) changes in Laws, rules, regulations, Orders, or other binding directives issued by any Governmental Body after the date hereof, (g) the taking of any action required by this Agreement or the authorized announcement of this Agreement (other than in compliance with the provisions of Section 6.01), the other agreements contemplated hereby or the transactions contemplated hereby or thereby, including the effects of the transactions contemplated hereby or thereby on relationships with customers, suppliers, Governmental Bodies, employees, or other third-party relationships or (h) any failure of the Company Group to meet projections, forecasts or revenue or earning predictions for any period after the date hereof (provided that the underlying causes of such failure may, to the extent applicable, be considered in determining whether there has been a Material Adverse Effect); provided that, in the case of clauses (a) through (f), such Effect shall be taken into account in determining whether a Material Adverse Effect has occurred if and to the extent such Effect materially and disproportionately adversely affects the Company Group, taken as a whole, relative to other companies in the industries in which the Company operates.

“Material Contract” or “Material Contracts” has the meaning set forth in Section 4.09(b).

“Measurement Time” means 11:59 p.m. New York City time on the day immediately prior to the Closing Date.

“Medicaid” means the medical assistance program established by Title XIX of the Social Security Act of 1965, 42 U.S.C. § 1396, et seq.

“Medicare” means the health insurance program for the elderly and disabled established by Title XVIII of the Social Security Act of 1965, 42 U.S.C. § 1395, et seq.

“MFCU” means the New York State Attorney General’s Medicaid Fraud Control Unit.

“MFCU Matter” means the matter arising from the MFCU July 9, 2020 letter requesting from Health Prime International, LLC (“HPI”) information related to (a) HPI’s and a predecessor’s client, Compassionate Psychiatric Care, PLLC, (b) a roster of HPI’s and a predecessor’s other clients that billed the New York State Medicaid from January 1, 2015 to July 9, 2020, and (c) copies of contracts for such clients.

“MFCU Matter Holdback Amount” means $500,000.

“Net Adjustment Amount” means an amount, which may be positive or negative, equal to the Final Purchase Price, as finally determined, minus the Estimated Purchase Price.

“Net Working Capital” means, as at a specified date and without duplication, (i) all current assets (excluding Cash and current Income Tax and deferred Tax assets) of the Company Group as of the Closing (but before taking into account the consummation of the transactions contemplated hereby except as set forth in the proviso below), minus (ii) all current liabilities (excluding deferred and current Income Tax Liabilities and any items constituting Indebtedness or otherwise included in Seller Transaction Expenses) of the Company Group as of the Closing (but before taking into account the consummation of the transactions contemplated hereby except as set forth in the proviso below), in each case using the same line items set forth on Schedule 10.01(a) and calculated in accordance with the Agreed Accounting Principles. For the avoidance of doubt, the determination of Net Working Capital and the preparation of the Closing Statement will take into account only those components (i.e., only those line items) and adjustments reflected on Schedule 10.01(a) and used in calculating the Net Working Capital Target. Further to the preceding sentence, the determination of Estimated Purchase Price and Final Purchase Price will be in accordance with the Agreed Accounting Principles, and without duplication to any items counted in such determination.

“Net Working Capital Target” means $10,130,000.

“Non-Recourse Party” means, with respect to a party, any of such party’s former, current and future direct or indirect equityholders, controlling Persons, managers, agents, Representatives, Affiliates, members, general or limited partners, successors or assignees (or any former, current or future equity holder, controlling Person, manager, agent, Representative, Affiliate, member, general or limited partner, successor or assignee of any of the foregoing).

“Objections Statement” has the meaning set forth in Section 1.02(d).

“Order” means any order, injunction, judgment, decree, ruling, decision, ruling, assessment or arbitration or mediation award, or any similar form of decision or approval of, or determination by, or any guidance binding interpretation, staff report or administration of any of the foregoing by, any Governmental Body.

“Organizational Documents” means, as to a Person, (a) any certificate or articles of incorporation, bylaws, certificate or articles of formation, operating agreement or partnership agreement, (b) any documents comparable to those described in clause (a) as may be applicable pursuant to any Law and (c) any amendment or modification to any of the foregoing.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by any member of the Company Group.

“Owned Real Property” has the meaning set forth in Section 4.07(c).

“Owned Software” means all Software that is Owned Intellectual Property.

“Payor Program” means any Government Payor Program, and all other third-party healthcare benefit plans and programs (including, but not limited to, those offered or administered by health maintenance organizations, preferred provider organizations, health benefit plans, waiver provider organizations and health insurance plans and all related participating entities and contractors in and to such plans and programs).

“Permits” means all licenses, certificates, accreditations, clearances, permits, franchises, approvals, authorizations, registrations, enrollments, exemptions, consents, or orders of, or filings with, or notifications to, any Governmental Body or accreditation agency.

“Permitted Liens” means (a) Liens for Taxes or other governmental charges not yet due and payable by the Company or the amount or validity of which is being contested in good faith by appropriate proceedings by any member of the Company Group and for which adequate reserves have been established in the consolidated balance sheet of the Company prepared in accordance with GAAP on the Financial Statements, (b) landlords’, mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not delinquent and that are not, individually or in the aggregate, material to the Company Group taken as a whole, (c) zoning, entitlement, building code and other land use or regulations imposed by any Governmental Body having jurisdiction over the Leased Real Property that are not violated by the current use and operation of the Leased Real Property, (d) covenants, conditions, restrictions, easements and other similar matters of record affecting title to the Leased Real Property that do not materially impair the occupancy or use of the Leased Real Property for the purposes for which it is currently used in connection with the Company Group’s businesses, (e) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (f) purchase money Liens and Liens securing rental payments under capital lease arrangements, (g) non-exclusive licenses of Intellectual Property granted by the Company Group in the ordinary course of business, (h) Liens securing Indebtedness for borrowed money described on Schedule 2.02(c)(iii) and to be paid off at the Closing, and (i) those matters identified on Schedule 10.01(b).

“Person” means an individual, a partnership, a corporation, a limited liability company, a trust, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, a Governmental Body, or other entity.

“Personal Information” means any information that, alone or in combination with other information held by the Company Group, (i) allows the identification of or contact with a Person or can be used to identify a Person (ii) can be used to authenticate an individual (including employee identification numbers, social security numbers, government-issued identification numbers, passwords or PINs, financial account numbers, credit report information, biometric or health data, answers to security questions and other personal identifiers), or (iii) would be considered “personal information”, “personal data,” “protected health information” (as defined in HIPAA), or similar term in purpose or effect, as defined by any Law applicable to a member of the Company Group that relates to the Processing of data or information.

“Plans” has the meaning set forth in Section 4.12(a).

“Post-Closing Tax Period” means any taxable period or portion of any Straddle Period that begins after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion through the end of the Closing Date of any Straddle Period.

“Pre-Closing Taxes” means an amount (determined on a jurisdiction-by-jurisdiction, Tax period, and type of Tax by type of Tax basis, with the amount of such Taxes not being less than zero with respect to each jurisdiction, tax period, or with respect to any type of Tax) equal to any unpaid Income Taxes of the Company Group with respect to any Pre-Closing Tax Period, calculated by (a) excluding any deferred Tax Liabilities and deferred Tax assets, (b) computing any Tax Liability in accordance with the past practices of the Company Group; provided, however, that all such past practices (and if no past practices exist, other determinations) shall be determined at a “more-likely-than-not” level of confidence, (c) taking into account all estimated (or other prepaid) Income Tax payments, (d) including all available Tax credits, overpayments, refunds and similar Tax assets as reductions to Taxes in any jurisdiction to the extent such amounts have the effect of reducing the particular current Income Tax liability being calculated for such jurisdiction, (e) treating all Transaction Tax Deductions as allocable to the Pre-Closing Tax Period and taking such Transaction Tax Deductions into account to the maximum extent permitted by applicable Law, as determined at a “more likely than not” level of comfort, (f) the amount resulting from the product of (A) the expected combined U.S. federal and U.S. state tax rate of Buyer (or its consolidated parent for U.S. federal income tax purposes) on any income, gain, earnings or profits earned or accrued by any member of the Company Group that is or was a “controlled foreign corporation” within the meaning of Section 957 of the Code (and that is treated as directly or indirectly owned by Seller for a Pre-Closing Tax Period) that is included in gross income under Section 951 or Section 951A of the Code (calculated by treating the taxable year of any such Subsidiary as closing as of the close of the Closing Date) (“CFC Income Inclusions”) and (B) the CFC Income Inclusions, (g) including any Taxes deferred under Section 965 of the Code, and (h) including any Taxes attributable to a SALT Election. In the case of any Straddle Period, Taxes described in this definition shall be allocated pursuant to Section 9.03(b).

“PRF Payments” has the meaning set forth in Section 4.20(f).

“Processing” (including correlative terms “Process” or “Processes”) means any operation or set of operations which is performed on data, including Protected Data or sets of Protected Data, whether or not by automated means, such as the maintenance, receipt, access, acquisition, recording, organization, compilation, structuring, adaptation or alteration, retrieval, consultation, transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction, collection, use (including, without limitation, for the purpose of sending telephone calls, text messages and emails), disclosure, processing, retention, storage, protection, transfer or disposal of data or information.

“Program Fraud Civil Remedies Act of 1986” means 31 U.S.C. § 3801, et seq. and their implementing regulations.

“Projections” has the meaning set forth in Section 11.14(b).

“Protected Data” means (a) Personal Information, (b) all data that a member of the Company Group is required by Contract to safeguard and/or keep confidential, and (c) all Trade Secrets.

“Receiver” means Joseph T. Gardemal III, in his capacity as the court-appointed receiver over defendant GPB Capital Holdings, LLC pursuant to Dkt. No. 186 [Memorandum and Order], in SEC v. GPB Capital Holdings LLC, et al., No. 21-cv-00583-MKB-VMS, (“SEC v. GPB”) in the United States District Court Eastern District of New York.

“Receivership Order” means that certain Order Appointing Receiver and Imposing Litigation Injunction,” Dkt. No. 187, dated December 7, 2023 (but put on the dock on December 8, 2023).

“Receivership Required Consent” has the meaning set forth in Section 6.08.

“Reference Date” means the date that is three (3) years prior to the date hereof.

“Registered Intellectual Property” means all of the Owned Intellectual Property that is the subject of an application, certificate, filing, registration, or other document issued by, filed with, or recorded by any Governmental Body, quasi-governmental authority, or registrar.

“Related Party” has the meaning set forth in Section 4.16.

“Representatives” means, with respect to a party, the legal counsel, accountants, financial advisors, investment bankers, consultants and the other authorized agents and representatives of such party.

“Required Information” means (x) the unaudited consolidated balance sheets as of each fiscal quarter of the Company Group ending after the date of the Latest Balance Sheet and at least 60 days (or in the case of any such fiscal quarter that is the last fiscal quarter of the fiscal year of the Company Group, 120 days) prior to the Closing Date and the related statements of income and cash flows for the applicable period then ended and (y) any other pertinent financial information relating to the Company Group and reasonably available to the Company Group and reasonably requested by Buyer.

“Restricted Cash” means any Cash not freely distributable due to legal, regulatory or contractual restraints or otherwise of the type commonly referred to as “restricted cash”, including, but not limited to, cash held in restricted accounts related to refund check distribution services provided to certain customers of AHS.

“Restricted Party” means any Person (a) included on one or more of the Restricted Party Lists; (b) located, organized, or ordinarily resident in a country, territory, or region that is the subject of sanctions administered by OFAC that broadly prohibit business or dealings with such country, territory, or region; (c) owned or controlled by, or acting on behalf of, any of the foregoing; or (d) with whom U.S. persons are otherwise prohibited from transacting under Global Trade Laws.

“Restricted Party Lists” means the list of sanctioned parties maintained by the United Nations; the Specially Designated Nationals and Blocked Persons List, the Foreign Sanctions Evaders List and the Sectoral Sanctions Identifications List, and other lists administered by OFAC; the U.S. Denied Persons List, the U.S. Entity List, and the U.S. Unverified List, all administered by the U.S. Department of Commerce; the consolidated list of Persons, Groups and Entities Subject to EU Financial Sanctions, as implemented by the EU Common Foreign & Security Policy; the HM Treasury Consolidated List of Financial Targets in the UK; and similar lists of restricted parties maintained by other relevant Governmental Bodies.

“SALT Election” means any election (or deemed election or application of applicable Tax Law) under applicable state or local income Tax Law made by or with respect to the Company pursuant to which the Company will incur or otherwise be liable for any state or local income Tax Liability under applicable state or local income Tax Law that would have been borne (in whole or in part) by the direct or indirect equity owners of the Company had no such election been made (or deemed to have been made or such Tax Law had not applied) (e.g., any “Specified Income Tax Payment” as defined by IRS Notice 2020-75).

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” means any (a) breach of protected health information (as those terms are defined under HIPAA); (b) security breach of Protected Data under Data Security Requirements, including any unauthorized access, acquisition, Processing, use or disclosure of Protected Data (other than breaches of protected health information as defined under HIPAA); or (c) any other intentional unauthorized interference with or unauthorized access to the system operations or security safeguards of Business Systems or Protected Data.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Transaction Expenses” means the aggregate fees, costs and expenses of the Company Group relating to the transactions contemplated hereby, including amounts payable by the Company Group, whether for itself or on behalf of the Seller or any other Person, to any other person related to or arising our of this Agreement, the transactions contemplated hereby and any similar transactions considered in the alternative hereto, including (a) to investment banking, accounting, data room provider, attorney and other professional fees, including investment banking services for the Company, (b) to Counsel for legal services to the Company and Seller, and (c) any change in control, transaction bonus, retention bonus, severance (including any “double trigger” severance), sale, “stay-around”, success, or termination payments or similar bonus or payments to be made by any member of the Company Group to any current or former employees, directors, officers, managers, independent contractors, agents, consultants, other service providers or any other Person in connection with the transactions contemplated by this Agreement (including, for the avoidance of doubt, pursuant to any supplemental transaction bonus letter agreements), and the employer portion of any payroll or similar Taxes associated with the foregoing. For the avoidance of doubt, any severance or similar payment obligation that becomes due as a result of any termination by Buyer shall not be deemed a Seller Transaction Expense.

“Software” has the meaning set forth in the definition of Intellectual Property.

“Solvent” has the meaning set forth in Section 5.08.

“Straddle Period” means any taxable period that includes (but does not end on) the Closing Date.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, association or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (b) if a partnership, limited liability company, association or other business entity, a majority of the partnership, limited liability company, or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons will be deemed to have a majority ownership interest in a partnership, limited liability company, association or other business entity if such Person or Persons is allocated a majority of partnership, association or other business entity gains or losses or otherwise control the managing director, managing member, general partner or other managing Person of such partnership, limited liability company, association or other business entity. Unless the context requires otherwise, each reference to a Subsidiary will be deemed to be a reference to a Subsidiary of the Company.

“Synergy Escrow Account” means that certain escrow account established by Seller prior to or at the Closing in connection with the payment and satisfaction of the Quarterly Synergy Payments (as defined in the ALN Purchase Agreement).

“Synergy Escrow Amount” means $13,420,000.

“Tail Policy” has the meaning set forth in Section 7.02(c).

“Tax” or “Taxes” means any federal, state, local or foreign income, gross receipts, capital stock, franchise, profits, withholding, social security, payroll, unemployment, disability, real property, ad valorem, personal property (tangible or intangible), stamp, excise, occupation, sales, use, transfer, value added, alternative minimum, estimated or other tax, duty, charge, or fee, in the nature of or similar to a Tax, in each case including any interest, penalty or addition thereto.

“Tax Returns” means any return, report, information return or other document (including schedules or any related or supporting information) filed or required to be filed with any Governmental Body or other authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws, regulations or administrative requirements relating to any Tax, including any amendment thereof.

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property.

“Trademarks” has the meaning set forth in the definition of Intellectual Property.

“Transaction Document” means each of the Escrow Agreement, the Disclosure Schedules, the Equity Commitment Letter, and each of the other documents, certificates, and instruments to be delivered hereunder or thereunder (including the closing deliverables contemplated by Sections 2.02 and 2.03).

“Transaction Tax Deductions” has the meaning set forth in Section 9.03(c).

“Transfer Taxes” has the meaning set forth in Section 9.03(e).

“TripleTree” means TripleTree, LLC.

“Union” means a labor union, trade union, works council, or other employee representative body.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act and the regulations promulgated thereunder and any similar state or local Law.

“Willful Breach” means (a) an action or failure to act by one of the Parties that constitutes a material breach of this Agreement, and such action was taken or such failure occurred with such party’s knowledge that such action or failure to act constitutes a material breach of this Agreement, or (b) in the case of Buyer, the failure of Buyer to deliver at the Closing the full consideration payable pursuant to Article I under this Agreement.

10.02        Other Definitional Provisions.

(a)                Accounting terms that are not otherwise defined in this Agreement have the meanings given to them under GAAP. To the extent that the definition of an accounting term defined in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement will control.

(b)                Unless otherwise specified herein, references to any statute, listing rule, rule, standard, regulation or other law include a reference to the corresponding rules and regulations and each of them as amended, modified, supplemented, consolidated, replaced or rewritten from time to time. References to any section of any statute, listing rule, rule, standard, regulation or other law include any successor to such section.

(c)                All references in this Agreement to Exhibits, Disclosure Schedules, Articles, Sections, subsections and other subdivisions refer to the corresponding Exhibits, Disclosure Schedules, Articles, Sections, subsections and other subdivisions of or to this Agreement unless expressly provided otherwise. The table of contents and the titles appearing at the beginning of any Articles, Sections, subsections or other subdivisions of this Agreement and the Exhibits are for convenience only, do not constitute any part of this Agreement or such Exhibit, and will be disregarded in construing the language hereof.

(d)                The Exhibits and Disclosure Schedules to this Agreement are incorporated herein for all purposes.

(e)                The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The words “this Article,” “this Section” and “this subsection,” and words of similar import, refer only to the Article, Section or subsection hereof in which such words occur. The word “or” is exclusive, and the word “including” (in its various forms) means “including without limitation”.

(f)                 All references to “$” and dollars will be deemed to refer to United States currency unless otherwise specifically provided.

(g)                Pronouns in masculine, feminine or neuter genders will be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires.

(h)                All references to days or months will be deemed references to calendar days or months unless otherwise expressly specified.

(i)                 The phrase “date hereof” means the date of this Agreement without giving effect to any amendments, modifications or supplements hereto.

(j)                 All references to time will be deemed to be New York, New York, local time unless otherwise expressly specified.

(k)                As used herein “ordinary course of business” with respect to any Person means the ordinary course of business of such Person consistent with past practice and custom, as the same may have been adjusted prior to the date hereof in good faith in response to, or otherwise altered because of, COVID-19 or the Coronavirus Pandemic, whether mandatory, voluntary or otherwise.

ARTICLE XI

MISCELLANEOUS

11.01        Press Releases and Communications. No press release or other public announcement related to this Agreement or the transactions contemplated hereby shall be issued or made by Buyer or member of the Company Group (nor will any Party permit any of its advisors to do any thereof) without the prior approval of Seller and Buyer, unless required by Law (in the reasonable opinion of counsel) in which case Buyer and Seller will have the right to review such press release, announcement or communication prior to its issuance, distribution or publication; provided, however, that the foregoing will not restrict or prohibit (i) Seller, GPB Holdings II, LP, or any of their respective Affiliates or representatives from disclosing information regarding the transactions contemplated hereby following the date hereof to the extent required by applicable reporting requirements under applicable Law, (ii) any disclosure made in connection with the enforcement of any right or remedy relating to the Transaction Documents or the transactions contemplated hereby or (iii) any Party or any Affiliate thereof which is a private equity or other investment fund from making customary disclosures, including the key economic terms of the transactions contemplated hereby and the return realized as a result thereof, to its current or prospective investors.

11.02        Expenses. Except as otherwise expressly provided herein, each Party will each pay its own expenses (including attorneys’ and accountants’ fees and expenses) in connection with the negotiation of this Agreement, the Transaction Documents, the performance of its obligations hereunder and the consummation of the transactions contemplated by this Agreement (whether consummated or not). For the avoidance of doubt, the following will be at the sole cost and expense of Buyer and neither Seller nor the Company (nor their respective Affiliates) will have any Liability with respect to such costs: (a) the costs of procuring any representations and warranties insurance policy (including, but not limited to, costs incurred in respect of premium payments, underwriting fees, retention amounts, diligence, legal fees and other fees, expenses and Taxes related thereto), (b) the costs of the filings of the notification and report forms under the HSR Act in connection with the transactions contemplated hereby (including, but not limited to, costs incurred in respect of filing fees) and (c) the costs of obtaining a Tail Policy, including the premium for such policy. At or following the Closing, the Company shall reimburse Buyer and its Affiliates and Representatives for their fees and expenses incurred in connection with the transactions contemplated hereby to the extent of available cash.

11.03        Notices. All notices, demands and other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given (a) when personally delivered, (b) when transmitted via e-mail to the e-mail address set forth below if the sender on the same day sends a confirmatory email and/or if no failure message is received, or (c) the day following the day (except if not a Business Day then the next Business Day) on which the same has been delivered prepaid to a reputable national overnight air courier service. Notices, demands and communications, in each case to the respective parties, will be sent to the applicable address set forth below, unless another address has been previously specified in writing:

Notices to Buyer and, after the Closing, the Company:

Lotus HPI Buyer, Inc.

c/o Aquiline Capital Partners LLC

535 Madison Avenue

New York, New York 10022

Attn: Elizabeth Shore

Email: eshore@aquiline.com; legalnotices@aquiline.com

with a copy to (which will not constitute notice):

Ropes & Gray LLP

1211 Avenue of the Americas

New York, New York 10036

Attn: Scott Abramowitz and Samuel Levitt

Email: scott.abramowitz@ropesgray.com and samuel.levitt@ropesgray.com

Notices to Seller, and, prior to the Closing, the Company:

Health Prime International, LLC

174 Waterfront, Suite 330

National Harbor, MD 20745

Attn: Pranil Vadgama

E-mail: Pranil.Vadgama@hpiinc.com

with a copy to (which will not constitute notice):

GPB Capital

33 East 33rd Street, #807

New York, NY 10016

Attn: Rob Chmiel

E-mail: rchmiel@gpb-cap.com

McGuireWoods LLP

77 West Wacker Drive, Suite 4100

Chicago, Illinois 60601

Attn: Geoff Cockrell

Email: gcockrell@mcguirewoods.com

11.04        Assignment. This Agreement and all of the provisions hereof will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns, except that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned or delegated by any Party, by operation of Law or otherwise, without the prior written consent of the other Parties, and any purported assignment or delegation without such consent shall be null and void; provided, that Buyer may assign this Agreement and some or all of its rights and obligations without consent to any of its Affiliates (provided that any such assignment shall not relieve the Buyer of its obligations hereunder except to the extent performed by such Affiliate); provided further, that, after the Closing, (a) Seller may assign this Agreement to any of its beneficial owners or successors, by operation of law or otherwise, and (b) Buyer may collaterally assign its rights under this Agreement without consent to any of its lenders or to the Debt Financing Sources. Buyer and its Affiliates retain all risks and obligations if they enter into any agreement with any Person that is broader than or inconsistent or conflicts with Buyer’s rights, interests or obligations hereunder, and any such broader, inconsistent or conflicting right, obligation, covenant or agreement will not be effective or binding against Seller or its Affiliates.

11.05        Severability. Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement, and the Parties will amend or otherwise modify this Agreement to replace any prohibited or invalid provision with an effective and valid provision that gives effect to the intent of the Parties to the maximum extent permitted by applicable Law.

11.06        No Strict Construction; Disclosure Schedules; Headings. The language used in this Agreement will be deemed to be the language chosen by the Parties to express their mutual intent, and no rule of strict construction will be applied against any Person. The Disclosure Schedules have been arranged for purposes of convenience in separately numbered sections corresponding to sections of this Agreement; provided, however, that each section of the Disclosure Schedules will be deemed to incorporate by reference all information disclosed in any other section of the Disclosure Schedules to the extent that the relevance of such item to such other section is reasonably apparent on its face. Capitalized terms used in the Disclosure Schedules and not otherwise defined therein have the meanings given to them in this Agreement. The specification of any dollar amount or the inclusion of any item in the representations and warranties contained in this Agreement or the Disclosure Schedules or Exhibits is not intended to imply that the amounts, or higher or lower amounts, or the items so included, or other items, are or are not required to be disclosed (including whether such amounts or items are required to be disclosed as material or threatened in writing) or are within or outside of the ordinary course of business, and no Party will use the fact of the setting of the amounts or the fact of the inclusion of any item in this Agreement or the Disclosure Schedules or Exhibits in any dispute or controversy between the Parties as to whether any obligation, item or matter not described or included in this Agreement or in any Disclosure Schedule or Exhibit is or is not required to be disclosed (including whether the amount or items are required to be disclosed as material or threatened in writing) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Disclosure Schedules and Exhibits hereto is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third party of any matter whatsoever (including any violation of Law or breach of contract). The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

11.07        Amendment and Waiver. Subject to Section 11.19, any provision of this Agreement may be amended or waived only in a writing signed by Buyer, the Company and Seller, and may be waived only in a writing signed by the Party against whom such waiver is to be effective; provided, however, that Section 11.18 may not be amended or waived without the prior written consent of both Seller and Counsel. No waiver of any provision hereunder or any breach or default thereof will extend to or affect in any way any other provision or prior or subsequent breach or default. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

11.08        Complete Agreement. This Agreement, together with each Exhibit or Disclosure Schedule hereto, the other Transaction Documents, and each ancillary agreement, certificate or other document entered into in connection herewith (including the Confidentiality Agreement), contains the complete agreement by, between and among the Parties and supersede any prior understandings, agreements or representations by, between or among the Parties, written or oral, which may have related to the subject matter hereof in any way. The Parties agree that prior drafts of this Agreement and of any provision herein will be deemed to not provide any evidence as to the meaning of any provision hereof or the intent of the Parties with respect hereto and that such drafts will be deemed joint work product of the Parties. The Parties have voluntarily agreed to define their rights, Liabilities and obligations respecting the transactions contemplated by this Agreement exclusively in contract pursuant to and subject to the express terms and provisions of this Agreement; and the Parties expressly disclaim that they are owed any duties or are entitled to any remedies not expressly set forth in this Agreement (except as required by Law). Furthermore, the Parties each hereby acknowledge that this Agreement embodies the justifiable expectations of sophisticated parties derived from arm’s length negotiations; all Parties specifically acknowledge that no Party has any special relationship with another Party that would justify any expectation beyond that of an ordinary buyer and an ordinary seller in an arm’s length transaction.

11.09        Counterparts. This Agreement may be executed in multiple counterparts (including by means of telecopied signature pages, electronic transmission in portable document format (pdf) or electronic signature complying with the U.S. federal ESIGN Act of 2000 (e.g., www.docusign.com)), any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same instrument.

11.10        Governing Law; Consent to Jurisdiction. Subject to Section 11.19, this Agreement, and all claims or causes of action (whether in contract or tort or statute, whether at Law or in equity) that may be based upon, arise out of or relate to this Agreement or the transactions contemplated hereby or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby will be governed by and construed in accordance with the internal Laws of the State of Delaware without regard to its conflicts of Laws principles. SUBJECT TO SECTION 1.02, SECTION 8.02, SECTION 9.03 AND SECTION 11.19 (EACH OF WHICH WILL GOVERN ANY DISPUTE ARISING THEREUNDER), THE PARTIES TO THIS AGREEMENT SUBMIT TO THE EXCLUSIVE JURISDICTION OF THE STATE COURTS LOCATED IN WILMINGTON, DELAWARE OR THE COURTS OF THE UNITED STATES LOCATED IN WILMINGTON, DELAWARE IN RESPECT OF THE INTERPRETATION AND ENFORCEMENT OF THE PROVISIONS OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH AND BY THIS AGREEMENT WAIVE, AND AGREE NOT TO ASSERT, ANY DEFENSE IN ANY ACTION FOR THE INTERPRETATION OR ENFORCEMENT OF THIS AGREEMENT AND ANY RELATED AGREEMENT, CERTIFICATE OR OTHER DOCUMENT DELIVERED IN CONNECTION HEREWITH, THAT THEY ARE NOT SUBJECT THERETO OR THAT SUCH ACTION MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SUCH COURTS OR THAT THIS AGREEMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS OR THAT THEIR PROPERTY IS EXEMPT OR IMMUNE FROM EXECUTION, THAT THE ACTION IS BROUGHT IN AN INCONVENIENT FORUM, OR THAT THE VENUE OF THE ACTION IS IMPROPER. SERVICE OF PROCESS WITH RESPECT THERETO MAY BE MADE UPON BUYER BY A REPUTABLE NATIONAL OVERNIGHT AIR COURIER SERVICE IN ADDITION TO ANY OTHER METHOD OF SERVICE AUTHORIZED BY APPLICABLE LAW.

11.11        WAIVER OF JURY TRIAL. EACH PARTY HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE CONFIDENTIALITY AGREEMENT. EACH PARTY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OF THE OTHER PARTIES HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY OF THE OTHER PARTIES WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.11.

11.12        No Third Party Beneficiaries. Certain provisions of this Agreement are intended for the benefit of, and will be enforceable by, the D&O Indemnified Persons, Counsel, Non-Recourse Parties and the Debt Financing Sources, as applicable. Except as otherwise expressly provided herein, nothing expressed or referred to in this Agreement will be construed to give any Person, other than the Parties and the D&O Indemnified Persons, Counsel, Non-Recourse Parties and the Debt Financing Sources as applicable, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

11.13        No Additional Representations; Disclaimer; Non-Recourse.

(a)                Buyer acknowledges and agrees that it has conducted to its satisfaction, an independent investigation of the financial condition, results of operations, assets, liabilities, and properties of the Company Group, and, in making its determination to proceed with the transactions contemplated by this Agreement, Buyer has relied solely on the results of such independent investigation and the representations and warranties of Seller expressly set forth in Article III and of the Company expressly set forth in Article IV, respectively, as qualified by the Disclosure Schedules, any Transaction Document and in any certificate delivered pursuant hereto or thereto. The representations and warranties of Seller expressly set forth in Article III and of the Company expressly set forth in Article IV, respectively, as qualified by the Disclosure Schedules, any Transaction Document and in any certificate delivered pursuant hereto or thereto, constitute the sole and exclusive representations, warranties and statements of any kind of any of Seller and the Company Group to Buyer in connection with the transactions contemplated hereby, and Buyer understands, acknowledges and agrees that all other representations, warranties and statements in respect of any kind or nature of Seller and the Company (or any of their respective Affiliates or representatives), expressed or implied (including any relating to the future or historical financial condition, results of operations, prospects, assets or liabilities of the Company Group, or the quality, quantity or condition of the Company Group’s assets), are specifically disclaimed by the Company and Seller.

(b)                In connection with the investigation by Buyer of the Company Group, Buyer has received or may receive from the Company Group certain financial projections, forward-looking financial statements and other financial forecasts and certain business plan information (the “Projections”). Buyer acknowledges and agrees that there are uncertainties inherent in attempting to make such Projections that Buyer is familiar with such uncertainties, that Buyer is taking full responsibility for making its own evaluation of the completeness, adequacy and accuracy of the Projections so furnished to it (including the reasonableness of the assumptions underlying such estimates, projections, forecasts or plans), and that Buyer will not have, and will not assert any, claim against anyone with respect thereto. Accordingly, except as otherwise expressly provided in this Agreement, the Disclosure Schedules, any Transaction Document and in any certificate delivered pursuant hereto or thereto, Buyer acknowledges that none of the Company, Seller, or any past, present or future direct or indirect member or equity holder, officer, director, employee, agent, Affiliate or representative of any of the foregoing, whether in an individual, corporate or any other capacity, makes any representation, warranty or other statement with respect to, and Buyer is not relying on, the Projections, and Buyer agrees that it has not relied thereon.

(c)                This Agreement may only be enforced against the named parties hereto and their successors and assigns and all claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement, may be made only against such parties and their successors and assigns, and no Non-Recourse Party shall have any liability or obligation with respect to this Agreement or with respect to any claim or cause of action, whether in tort, contract or otherwise, that may arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement and the transactions contemplated hereby. Each Non-Recourse Party is an express and intended third party beneficiary of this Section 11.13. Notwithstanding anything to the contrary in this Section 11.13, nothing in this Section 11.13 shall limit rights or remedies in the case of Fraud.

11.14        Specific Performance; Other Remedies. The Parties agree that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including if the parties hereto fail to take any action required of them hereunder to consummate the transactions contemplated hereby. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by a Party of its covenants or obligations set forth in this Agreement, the other Parties will be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other Parties, and to specifically enforce the terms and provision of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the breaching Party under this Agreement, in addition to any other remedy to which the non-breaching Parties are entitled at law or in equity, including the right to terminate this Agreement pursuant to Article VIII and to seek money damages. Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement on the basis that monetary damages would be an adequate remedy. Each Party hereby waives (a) any defenses in any action for specific performance, including the defense that a remedy at Law would be adequate, and (b) any requirement under any Law to post a bond or other security as a prerequisite to obtaining equitable relief.

11.15        Consents. Buyer acknowledges that certain consents to the transactions contemplated by this Agreement may be required from parties to contracts, leases, licenses or other agreements to which any member of the Company Group is a party (including the Material Contracts) and such consents may not be obtained. Buyer agrees and acknowledges that, subject to compliance with Section 6.03 and without limiting rights or remedies in connection with any breach of any representation or warranty set forth in this Agreement or any other Transaction Document, Seller will have no liability whatsoever to Buyer (and Buyer will not be entitled to assert any claims) arising out of or relating to the failure to obtain any consents that may have been or may be required in connection with the transactions contemplated by this Agreement or because of the default, acceleration or termination of any such contract, lease, license or other agreement as a result thereof.

11.16        Electronic Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments hereto or thereto, to the extent delivered by means of a facsimile machine or electronic mail (any such delivery, an “Electronic Delivery”), will be treated in all manner and respects as an original agreement or instrument and will be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. At the request of any Party or to any such agreement or instrument, each other Party or thereto will use reasonable efforts to re execute original forms thereof and deliver them to all other Parties. No Party or to any such agreement or instrument will raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent such defense related to lack of authenticity.

11.17        Deliveries. Any document or item will be deemed “delivered”, “provided” or “made available” within the meaning of this Agreement if such document or item (a) is included in the electronic data room hosted by TripleTree at least two Business Days prior to the date hereof.

11.18        Company Representation. Recognizing that Counsel has acted as legal counsel to Seller, the Company Group, and their Affiliates prior to the Closing, and that Counsel intends to act as legal counsel to Seller and certain of their Affiliates after the Closing, Buyer (including on behalf of the Company Group following the Closing) hereby irrevocably waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Counsel representing Seller and/or their Affiliates after the Closing as such representation may relate to Buyer, the Company Group, or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between Seller and/or their Affiliates in the course of the negotiation, documentation, and consummation of the transactions contemplated hereby will be deemed to be attorney-client confidences that belong solely to Seller and/or their Affiliates (and not to the Company Group). Accordingly, the Company Group will not have access to any such communications, or to the files of Counsel relating to engagement, whether or not the Closing will have occurred. Without limiting the generality of the foregoing, upon and after the Closing, (a) Seller and/or their Affiliates (and not the Company Group) will be the sole holders of the attorney-client privilege with respect to such engagement, and no member of the Company Group will be a holder thereof, (b) to the extent that files of Counsel in respect of such engagement constitute property of the client, only Seller and/or their Affiliates (and not the Company Group) will hold such property rights, and (c) Counsel will have no duty whatsoever to reveal or disclose any such attorney-client communications or files to the Company Group by reason of any attorney-client relationship between Counsel and the Company Group or otherwise. Notwithstanding anything to the contrary contained in the foregoing, if a dispute arises between Buyer and the Company Group, and a third party (other than a Party or any of its respective Affiliates) after the Closing, the Company Group may assert the attorney-client privilege to prevent disclosure of confidential communications by Counsel to such third party, provided, however, the Company Group may waive such privilege without the prior written consent of Seller.

11.19        Debt Financing Matters. Notwithstanding anything herein to the contrary, the parties hereby agree that (a) no Debt Financing Source shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 11.19 shall limit the liability or obligations of the Debt Financing Sources under any debt commitment letter or any fee letter related to such debt commitment letter, in each case, as such letters may be amended, supplemented or otherwise modified from time to time), (b) any claim, suit, action or proceeding of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source arising out of or relating to the transactions contemplated pursuant to this Agreement, any Debt Financing, any debt commitment letter, any debt fee letter or the performance of services thereunder shall be subject to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in the Borough of Manhattan in the City of New York, and any appellate court from any thereof, (c) any interpretation of any debt commitment letter or debt fee letter will be governed by, and construed and interpreted in accordance with, the laws of the State of New York, (d) no party hereto will bring, permit any of their respective Affiliates to bring, or support anyone else in bringing, any such claim, suit, action or proceeding in any other court, (e) the waiver of rights to trial by jury set forth in Section 11.11 applies to any such claim, suit, action or proceeding, (f) only Buyer (including its permitted successors and assigns under any debt commitment letter) and the other parties to any debt commitment letter at their own direction shall be permitted to bring any claim against a Debt Financing Source for failing to satisfy any obligation relating to the Debt Financing pursuant to terms of any debt commitment letter, (g) no amendment or waiver of Section 11.04(b) or this Section 11.19 that is adverse in any material respect to any Debt Financing Source shall be effective without the prior written consent of such Debt Financing Source (or, in the case of any Debt Financing Source that is not a party to any debt commitment letter or definitive agreement with Buyer, without the prior written consent of the Debt Financing Source with whom it is affiliated that has entered into a debt commitment letter or definitive agreement with Buyer and from whom its rights arise) and (h) the Debt Financing Sources are express and intended third party beneficiaries of Section 11.04(b) and this Section 11.19. This Section 11.19 shall, with respect to the matters referenced herein, supersede any provision of this Agreement to the contrary.

[Signature pages follow.]

IN WITNESS WHEREOF, the Parties have executed this Membership Interest Purchase Agreement on the day and year first above written.

COMPANY:

HPI HOLDCO LLC

By:		/s/ Pranil Vadgama
	Name:	Pranil Vadgama
	Title:	CEO & PRESIDENT

SELLER:

HPI HOLDINGS LLC

By:		/s/ Pranil Vadgama
	Name:	Pranil Vadgama
	Title:	CEO & PRESIDENT

BUYER:

LOTUS HPI BUYER, INC.

By:		/s/ Benedict Baerst
	Name:	Benedict Baerst
	Title:	President

[Signature Page to Membership Interest Purchase Agreement]

Exhibit A

Allocation Methodology

These allocation principles have been prepared and agreed upon in accordance with Section 9.03(h) of the Agreement and are intended to assist the parties in apportioning that portion of the purchase price (as determined for Tax purposes) (the “Tax Purchase Price”) among the assets of the Company. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Agreement.

First, the Tax Purchase Price shall be apportioned between the shares of AHS HoldCo, Inc. and the equity of Health Prime Services Costa Rica S.R.L., Ltda., as set forth below, with the remainder of the Tax Purchase Price being apportioned to any direct or indirect Subsidiary of the Company that is disregarded for Tax purposes (the “Disregarded Company Group Members”).

Company Group Member	Tax Purchase Price Percentage
AHS HoldCo, Inc.	37.21%
Health Prime Services Costa Rica S.R.L., Ltda.	1.95%
Disregarded Company Group Members	60.84%

Second, that portion of the Tax Purchase Price apportioned to the Disregarded Company Group Members shall be further allocated to their respective assets for purposes of Section 1060 of the Code and any other applicable U.S. federal, state, or local Tax laws, as described herein. In the event of any adjustment to the Tax Purchase Price, the parties agree to adjust the apportionment of the Tax Purchase Price paid for AHS HoldCo, Inc., Health Prime Services Costa Rica S.R.L., Ltda., and the Disregarded Company Group Members and the allocation of the Tax Purchase Price to the assets of the Disregarded Company Group Members in a manner consistent with the principles contained herein.

Asset	Allocation of Value
Class I. Cash and cash equivalents.	The actual dollar amount included for such assets in the determination of Final Cash.
Class II. Marketable stock/securities and actively traded personal property.	The actual amount included for such assets, if any, in the Final Net Working Capital.
Class III. Accounts receivable and similar rights to payment.	The actual amount included for such assets, if any, in the Final Net Working Capital.
Class IV. Inventory/stock in trade/property held for sale in ordinary course of business.	The net GAAP book value for such assets set forth on the latest Financial Statement.
Class V. All assets other than Class I, II, III, IV, VI, VII assets.	The net GAAP book value for such assets set forth on the latest Financial Statement.
Class VI. Intangible property (other than goodwill and going concern value).	The net GAAP book value for such assets set forth on the latest Financial Statement.
Class VII. Goodwill and going concern value.	Remainder.